RECEIVED
2008 AUG 14 A 7:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Visiting address *Croeselaan 18, Utrecht*
Telephone *00 31 302162615*
Fax *0031 302161940*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 [redacted]
U.S.A.

08004322

Our reference BB/jcd
Date August 6, 2008

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed "Deed of amendment to the articles of association Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A." and the press releases from the periode July 2008 and the Pricing Supplements of July 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

PROCESSED
AUG 15 2008
THOMSON REUTERS

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

8/14

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Poor Indian farmers plant money trees

29-7-2008 | Other news

"This would not have been possible without the support of the Rabo Foundation," says Dr Masabathula Satyanarayana, the spiritual father of a project helping poor Indian farmers earn a living and reduce greenhouse gases.

Dr Satyanarayana initiated a project with Rabo Foundation and the VEDA MACS organisation in India to help 2,800 small underprivileged farmers in the regions of Orissa and Andhra Pradesh.

These farmers were in a hopeless situation, but were given the opportunity to plant trees that absorb large amounts of carbon dioxide (CO_2) on their infertile, exhausted fields. One year after planting the trees, the farmers can sell the emission rights.

How it works
In order to facilitate this, their local lobbying association, named the Farmers Association for Carbon Trading, entered into an agreement with the the World Bank BioCarbon Fund. Based on the agreement, the Farmers Association for Carbon Trading sells the first 650,000 emission rights for US $3 - $4 to the World Bank. One emission right is equal to one tonne of carbon dioxide.

After seven years, the farmers may then cut down their trees and sell them to the paper industry. While the trees are growing and still small enough not to block out too much sunlight, they can plant new trees and grow other crops on this land.

Serving seven aims
The Indian project spans an area of approximately 3,500 hectares and serves seven aims at once. Dr Satyanarayana said, "It provides unemployed farmers with work, ensures that their fields are once again cultivated and prevents further deterioration and erosion. It also contributes to safeguarding the water supply and biodiversity and reduces the level of CO_2."

Since the project was launched in 2004, the farmers have already planted many hectares of trees and sold the related CO_2 emission rights. A proportion of these emission rights were sold to the World Bank and the remainder were sold on the free market.

The project is now self-supporting and, as a result, it will no longer be necessary for the Rabo Foundation to provide financial support after this year.

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Rabobank finalises legal merger with Hagabank and Bank Hagakita

28-7-2008 | Other news

Rabobank International Indonesia (RII) announced its legal merger with Hagabank and Bank Hagakita. Through this merger, Rabobank has become the number one international bank with the largest network of branches throughout Indonesia.

"We are very proud to announce that the legal merger is officially effective after hard work among the three banks and close co-operation with all relevant authorities," said RII President Director Tony Costa. "We are thrilled to welcome Hagabank and Bank Hagakita customers and employees to Rabobank."

The new management comprises of a combination of management of the three merged banks. Founder of Hagabank and Bank Hagakita Timoty E. Marnandus will take the position as Chairman of the Board of Commissioners.

Expanding SME business
Rabobank will maintain its focus on the food and agribusiness sector and other selected corporate markets. The bank will also build the GFM business, making use of the Triple A status of the bank while at the same time aggressively expanding to the SME sector.

"We are keen on being more aggressive in tapping into the potential SME market as this sector has shown good performance in recent years," said RII Vice President Danny Hartono."With the strong support of Rabobank as the shareholder we are targeting to increase our loan to the SME sector by 30 per cent in the next three to five years."

Rabobank will also focus its business strategy on enriching its product range, extending its client base and branch network as well as enhancing and strengthening its services. Tony Costa said, "With a solid business model supported by access to global network, an experienced team, and strong client relationships, we are optimistic to increase business growth by 20-30 per cent on an annual basis."

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Rabobank: The Dutch economy will grow by an average of 2% annually through 2014

25-7-2008 | Press Release

The rate of economic growth in the Netherlands will be lower in the years ahead than it has been in recent years. This slower pace of growth in the Netherlands will be primarily attributable to a much lower increase in the supply of labour. The Dutch economy is expected to grow by an average of 2% per year through 2014. This outlook is revealed in the Rabobank study entitled "De conjunctuur voorbij: De economie tot en met 2014" ("Beyond the current economic cycle: The Dutch economy through 2014") that was published today. Projections for extended periods of time are subject to considerable uncertainties and this is why various scenarios have been elaborated in this study. The results of these scenarios provide a basis for more effectively interpreting the current developments in the economy.

The basic scenario for economic developments through 2014 suggests that a country's growth potential is largely determined by technological developments and growth in the total working population. The faster the working population grows, the faster total income grows. This means that growth in countries in which the working population is decreasing, such as in the Netherlands as a result of an ageing population, is expected to be approximately 2%, which is lower than it has been in recent years.

What if…
A long-term perspective can shed more light on 'what if' questions. What would be the economic impact if the oil price were to rise to 220 dollars and then remain at that level? What would happen if the dollar were to continue to lose value and eventually no longer plays a meaningful role as a world currency? How would a recession in China affect the Netherlands? How would the Dutch economy be affected if the Netherlands succeeded in convincing more people to enter the workforce? The Dutch economy is clearly highly dependent upon international developments. While this makes the Netherlands vulnerable to fluctuations in international trade on the one hand, on the other it affords opportunities in a world that is characterised by growing international interdependencies.

… the oil price goes up to 220 dollars…
An 80 dollar increase vis-à-vis the current oil price would have a huge impact on both the global and Dutch economies. While a higher oil price would not lead to a recession, it would cause economic growth in the Netherlands to fall to 1.4%, which would be considerably lower than the rate of growth forecast in the basic scenario. This would cause inflation to rise to approximately 3.1%. While a high oil price clearly represents a threat to economic growth, it can also be viewed as an opportunity. After all, the high oil price promotes research into energy-saving means of production and into alternative, often cleaner sources of energy. Success in this field not only represents an opportunity from an economic perspective, it also generates a powerful impetus for reducing environmental pollution.

… or if the dollar no longer plays a meaningful role …
A sharp fall in the dollar exchange rate to two dollars per euro would primarily have a major effect on the US economy. The growth of the US economy would be cut nearly in half as a result, to 1.1% per year. In contrast, the effects on the Netherlands would be relatively modest. Growth would be 0.3%-point lower annually, primarily because the strong euro

would weaken the Netherlands' competitive position. The positive side of this scenario is that it would in any case create a different balance in global economic relations. Based on this scenario, the US would no longer be able to continue to consume on the rest of the world's account.

... China declines into a recession ...
A large-scale crisis in Asia would not have a substantial impact on the Netherlands. Economic growth in the Netherlands would amount to an average of 1.8% per year, which is somewhat lower than the basic scenario. While demand from China is indeed decreasing, which is above all disadvantageous for open economies, this is countered by the fact that inflation would decrease worldwide as a result of the lower oil price. The latter would be good news for most countries. The advantage of a somewhat less robust growth of the Chinese economy would be a demonstrable reduction in the country's growing pains, which are reflected in aspects such as environmental pollution and high inflation. It would also offer opportunities for other Asian economies to fill the void left by China.

... or if the supply of labour grows more rapidly in the Netherlands?
An increase of 400,000 in the supply of labour would not have a major impact on the Dutch economy in terms of economic growth in the medium term. It would, in fact, only lead to a 0.1%-point annual increase in growth in comparison to the basic scenario. This, however, does not mean that increasing the supply of labour is not worthwhile. An increased supply of labour would have the benefit of tempering wage increases. This would strengthen the Dutch economy's competitive strength, lead to lower inflation and eventually result in higher economic growth. More people in the workforce would in the long term, until approximately 2040, make it easier to absorb the costs of the ageing population as more workers will contribute to the costs of old-age pensions and healthcare.

The special study "De conjunctuur voorbij: De economie tot en met 2014" ("Beyond the current economic cycle: The Dutch economy through 2014") can be downloaded in PDF format on www.rabobankgroep.nl/kennisbank

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Rabobank predicts strong growth in worldwide food and agriculture industry

24-7-2008 | Other news

Demand for the '4 Fs' (i.e. food, feed, fibre and fuel) is set to continue to increase worldwide. The combined effects of this increased demand are placing pressure on agriculture to operate more efficiently and this is in turn leading to a higher level of investment in the industry. This development is enhanced by the fact that transportation networks around the world are being improved and countries with extensive natural resources that were previously inaccessible are now accessible. This will further boost investment in agriculture and increase the value of inputs, particularly in South America, Eastern Europe and Southeast Asia. Rabobank puts forward the above outlook in a new Food and Agri report entitled 'The Boom Beyond Commodities'.

Despite recent shocks to the global economy caused by the credit crisis and soaring food and energy prices, companies operating in the food production and agricultural sectors are expected to achieve extremely strong growth in the years ahead, particularly in Asia. Substantial growth opportunities will arise in numerous sectors such as animal proteins and dairy, food processing, energy crops and commodities.

Considerable prospects for growth will continue to emerge. Players in a number of agricultural sectors will benefit from these opportunities, particularly in the up- and mid-stream segments of the value chain, including animal proteins and dairy, food processing, energy crops and commodities, and agri-inputs and agri equipment.

"As income growth drives demand for more protein foods, a multiplier effect for commodities and commodity inputs will support prices," said Food & Agribusiness Research and Advisory (FAR) Brady Sidwell, who authored the report. "Expanding urban populations which prefer convenience and variety will bring growth to food processing and food retail — which will again boost demand for commodities and inputs and thus growth for players in these businesses."

The Asian region clearly has the greatest potential for further expansion. Despite the short-term threats to growth ensuing from increasing inflation and a slowing world economy, growth in income, population and urbanisation will lead to strong fundamental demand. This will create new opportunities that will change the way agriculture is seen as an investment and valued as an asset. Commodity prices are expected to ease in the years ahead. Companies that are well positioned to respond to growth and changes in lifestyle, which will be most pronounced in developing countries, will be able to achieve strong success.

There will be a high level of rural-urban migration over the next ten years, particularly in China and India. The forecast is that every day around 50,000 people will move to the cities where the demand for food and energy is even higher than in the countryside.

Industries affiliated with biofuel will also require increasing volumes of crops. They will consequently also be a key driving force behind the growing demand for commodities, inputs and natural resources.

Related information

Food & Agribusiness Research

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How can farmers adjust to fertiliser prices?

22-7-2008 | Other news

As the cost of producing food has risen, farmers are facing even higher costs for fertilisers. Rabobank analyst Erin FitzPatrick delves into why the cost of fertiliser has risen, in some cases, as much as 300 percent, and how farmers can adjust.

Much of this increase in cost is because supply cannot keep up with demand. In a new Rabobank podcast, FitzPatrick said, "Countries such as China and India are increasingly using more fertiliser and the supplies coming on line to meet this demand just have not grown at the same pace."

Depending on the crop
However, not all farmers are affected equally depending on the crops they grow. "U.S. corn farmers, soy farmers and wheat farmers have all seen the price they are receiving for their crops go up more than enough to substantiate the fertiliser increases," said FitzPatrick.

Making adjustments
To deal with these rising costs farmers and fertiliser producers are taking action. Producers are increasing capacity, expanding mines and moving closer to sources of natural gas. Farmers, on the other hand, won't stop using fertilisers because all the nutrients they contain are needed for crop life. But, they will make adjustments.

Becoming more efficient
For example, farmers will focus on being more efficient. "They are going to use soil testing, variable rate application, intensify their management and re-evaluate their crop rotation," said FitzPatrick.

Purchasing strategies
Because costs are not likely to drop, farmers are beginning to take a more long-term approach by making fertiliser purchases part of their business strategies. Some are purchasing fertilisers year-round rather than seasonally, pre-purchasing fertilisers or forward contracting.

The full podcast is available online at www.RabobankAmerica.com/Rabocast.

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Should a bank get involved with client carbon footprints?

22-7-2008 | Other news

Rabobank is not just looking inward at our own emissions and impact on the planet, we are now looking at the emissions of our corporate clients. In this month's column, Head of Corporate Social Responsibilty Bart Jan Krouwel asks and answers, as a bank, should we be concerned about the CO2 emissions of the companies we do business with?

To find out more about the emissions of some of our clients, we hired consultants and collected research. We now know more about our clients' emissions, but what are we going to do with this information? Is it the responsibility, a role, a task for a bank to talk with the client and say, "You are producing too many emissions?"

I say yes. Emissions is a factor we need to consider when doing business. If a client is not willing to reduce emissions, the laws and regulations attached to emissions will eventually cost them a lot of money. If a client has extra financial costs because of their CO2 output, it may put them in danger financially.

Currently, emissions might not be a problem for all of our clients because of the industry or location. But, more agencies, governments, businesses and the general public are looking at each company's pollution output, and it is starting to become a problem.

At Rabobank, we have discussed our clients' emissions and it is a delicate issue. Is it the role of a bank to discuss emmisions with clients? Should we discuss emissions and provide a kind of customer care?

Can we say, "Here is your carbon footprint, what would you like to do about it? Can we work on it together?" In the end, they would be a less risky client. But, how far do we take this and how much should it affect our business as a bank?

At this time, the Rabo executive board has decided that we will not take specific measures nor get involved in the emission activities of our clients.

However, governments will become more strict, not less strict, with emission regulations. Companies can wait for rules to change before they start focusing on their own emissions, but Rabobank is not waiting. We are aware of our emissions and from 2007 we have taken measures to be carbon neutral ourselves.

By being prepared, taking action and being a frontrunner rather than a follower, you can set your own margins and market share. We can show it is more profitable, but not everyone is believing it. It still needs to be proven.

Bart Jan Krouwel
Head of Corporate Social Responsibility

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"CSR is not idealism. CSR is business"
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African banking and the need for connectivity

14-7-2008 | Other news

Availability of telephony has always been very limited in Tanzania, as is the case in many developing countries. Fixed lines are still rare by international standards, and growth only keeps up with the moderate economic progress. Delivering banking services through mobile technology means a giant leap forward in providing basic banking services for consumers in Tanzania's emerging market.

Developing economies are cash-minded
With regard to the consumer, Tanzania is still largely a cash-based society. Out of a population of close to 40 million, only a few million are bank account holders and they are used to converting their bank credits into cash immediately. The National Microfinance Bank (NMB) Tanzania customer-base counts around one million private individuals. Until recently these customers flocked to the bank for cash on payday, waited in line for two hours, withdrew all the money from the account, and did not return to the bank until the next payday.

ATMs create banking business
Customers' behaviour has changed since the introduction of the ATMs to Tanzania. Most customers no longer withdraw their entire salary in one transaction, but they visit an ATM once a week instead. Ultimately, this is what the banking business is all about: registering balances on accounts and offering services to customers, then using their liquidity only when required.

Mobile banking and ATMs will be the bank's main channels
In Tanzania, mobile is where the action is. Recently, NMB introduced mobile phone airtime top-up service allowing customers to buy airtime on their mobile phone at the ATM. In the very near future, similar functionality will be introduced for public services like utility bill payments. These examples show that not only are mobile payment services the hotspot of action, but in a cash-based society, ATMs will play an increasing role.

Telecom kick-starts development
Availability of telecommunication facilities and making money transfers easy are prerequisites to kick-start economic development. Cash-back services, clearing between financial institutions and bill payments are all complementary services in which ATM networks and banks play an increasingly important role in both economic and banking development.

The telecoms sector, whether or not in co-operation with the government, has an important role in creating those connections across the country. Ultimately, the Tanzanian people will reap the benefits of a connected, developing society.

The full article and more details are available in the current issue of the RaboCom Magazine published by Rabobank's Telecommunications, Internet and Media department.

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Finding the sweet spot in China's food market

10-7-2008 | Other news

Although China remains largely self-sufficient in its food staples, a number of opportunities exist in the Chinese food market 'sweet spot' for Australian-produced beef, grain and to a lesser extent pork, according to a visiting authority on Chinese food and agribusiness.

"This sweet spot is where you see the intersection of three conditions – the point where strong demand potential, insufficient supply or resources and access to market all coincide," said Chenjun Pan, an analyst in Rabobank Australia's Visiting Experts Program.

"Overall, meat demand is driven by rising affluence, population growth and urbanisation," she said. "Moreover, with rising income level, food safety, nutrition and other value-adds are increasingly important considerations for meat consumption."

Beef
"It is expected however that when beef meat becomes affordable again, there will be great potential for the market to expand and that, going forward, China will become a net beef importer given the big supply gap in the local market," Pan said.

"Because of marketing efforts in the past few years, Australian beef is highly recognised by Chinese consumers. It is mainly consumed in hotels and high-end restaurants," she said. "Beef is not a traditional meat for Chinese people and many do not know how to cook it at home, so it is a popular dish for dining out."

Pork
Pork is still the dominant meat in China and is experiencing faster consumption growth than poultry, beef and mutton. China is the largest pork producer in the world with Chinese production accounting for half of the world total.

"Our view is that China will continue to increase its pork imports in the short-term. In the long-term though it will depend on whether China can find sufficient substitute feed for corn to produce enough pork to maintain self-sufficiency," Pan said. "But it is a very likely scenario that China will increase imports for both meat and grain to meet domestic pork demand."

Grain
The great challenge for grain supply will be whether China will have enough feed grain for large-scale livestock production in the future, particularly pork, said Pan. While grain production has grown overall in past years, this has been due to technology improvements and increased investment by farmers, not on expansion of cropping area.

"China is currently self-sufficient in its corn supply, but there is a big question mark over whether China can have enough corn supply to meet feed demand in the next three to five years," Pan said.

"We believe that China will become a small importer of meat and corn to feed the rising demand in meat consumption in the coming years, but will keep 95 per cent self-sufficiency," Pan said.

Related information

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Food & Agribusiness Research
China opportunities for Australian agriculture

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Sugar

7-7-2008 | Other news

With continuing uncertainty in global financial markets and in key commodity markets (above all oil), there remains the possibility of further bouts of volatility in the sugar market as a consequence of turbulence in other markets.

Stronger demand and supportive corn and ethanol prices together with a weaker USD have pushed sugar prices higher in June.

Harvest in Centre/South region of Brazil has been plagued by wet weather, impacting production expectations.

Global stock overhang from two years of substantial surplus production will continue to weigh on prices throughout 2008/09.

Sugar prices
Declining sugar prices coupled with a modest downturn in freight rates finally drew out new demand and a sharp turn-around in prices in early June. The market also received a further boost from the rise in corn and ethanol prices in the US following the floods in the Midwest region. Further declines in the US dollar and gains in oil prices were also supportive.

World sugar fundamentals
Beyond these shorter term issues, the outlook for the international (Oct/Sept) 2008/09 crop year is becoming an *increasing influence on current sentiment.* espite a tighter global balance, there remains the accumulated global stock overhang from two years of substantial surplus production.

Brazil
Looking ahead, a pivotal influence on market sentiment in the months to come will be the progress of cane milling in Brazil. Doubts have been voiced about the ability of the industry to process the entire cane crop this year, especially if the *rains that mark the end of the milling season were* to begin in November instead of December.

At this stage, domestic ethanol sales are currently going from strength to strength, with records being broken on a monthly basis. Rising ethanol prices in the US have encouraged Brazilian players to raise their expectations for ethanol shipments into the US market this year.

Russia
Elsewhere, the pace of Russian import demand is expected to rise following the seasonal reduction in the import tariff which took place at the end of May. Even with high freight rates and the lower but not inconsequential import tariff, there is plenty of incentive for imports to take place.

India
Meanwhile, *high freight rates have generated a substantial margin of freight* protection for Indian exports into the Gulf region, at the expense of Brazilian shipments. Further ahead, a USD 32/mt internal transport subsidy on offer from the government, is due to be removed at the end of September.

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Soybeans

7-7-2008 | Other news

Soybeans are moving again in Argentina after the farmers' strike was cancelled. However, any adverse weather and subsequent yield impacts worldwide will have a major impact on the 2008/09 soybean market. Also any significant movements in the corn market will have to be watched carefully as attention begins to shift towards the battle for acres in late 2008 and early 2009.

The lack of a clear resolution to farmer strike in Argentina increases the risk of further disruption to South American export program.

US weather risks provide increased scope for additional acreage to shift from corn to soybeans.

Record crude oil prices are also likely to underpin the soybean price outlook for the months ahead.

Soybean prices
The increased export demand saw solid support for old crop contracts as concern grew over soybean export supplies. These concerns were exacerbated by flooding along the Mississippi river which restricted soybean movement further restricting export supply. With the ending of the Argentine farmers' strike on June 20, near-term price direction will depend on Argentina's ability to begin shipments of soybeans and soybean products.

World soybean fundamentals
The recent floods and subsequent deterioration of the soybean crop in the US have resulted in further tightening of the global soybean fundamental outlook. A tightening credit market and higher input costs in Brazil in conjunction with the continuing volatile situation in Argentina could see South American soybean plantings fail to reach earlier estimates.

US
Soybean plantings in the US were significantly delayed due to excessive moisture and flooding across the Midwest. Around 2 million acres of soybeans were damaged by flooding in Iowa with a further 1.4 million acres impacted in adjoining states. However, drier weather throughout the latter half of June allowed planting to resume relatively unhindered.

Brazil
Given trend yields Rabobank's forecast for Brazilian soybean production in 2008/09 is currently 63 million tonnes, a 6% increase from the 2007/08 season. Higher returns for corn production could potentially see a shift in acreage to corn in some southern regions. The area planted to soybeans in Brazil is expected to expand moderately in 2008/09 to just over 22 million hectares.

Argentina
Argentine farmers have started selling soybeans again following the cancellation of the farmers' strike and the disbandment of road blocks by Argentine truckers. Truckloads of soybeans have begun to move to ports as farmers look to attain much-needed cash flow following the strike. Argentine exporters are now able to offer soybeans and soybean

products for export again.

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Wheat

7-7-2008 | Other news

Near-term wheat price direction is forecast to be driven by the US corn market. At this stage it is extremely difficult to gauge short term direction until crop damage in the flood-affected areas of the Corn Belt is quantified.

Corn prices are likely to continue providing direction for wheat price movements in the short term.

US wheat fundamentals remain bearish for wheat prices, given the progression of the largest SRW wheat crop in a number of decades.

Wheat/Corn spread is expected to narrow over coming months as harvest progresses.

Wheat prices
The rollercoaster ride for wheat prices continued in June with a sharp spike in prices following significant easing during April and May. Wheat prices, particularly in the US, have been dragged higher by skyrocketing corn and soybean markets following severe flooding in a number of US states during mid-June.

World wheat fundamentals
As wheat growers around the globe have responded to record-high wheat prices by increasing wheat plantings, inventory rebuilding is likely to be tempered by a significant increase in animal feed demand in 2008/09. Rabobank has raised its world wheat production forecast for the 2008/09 season due to higher production expectations in the Black Sea and EU, despite on-going production risks in Australia, Iran, Argentina and Pakistan.

US
At this stage it is extremely difficult to gauge short term direction until crop damage in the flood-affected areas of the US Corn Belt is quantified. US wheat prices have lost significant price competitiveness relative to competitor export prices in recent months and the risk moving forward will be whether the US prices itself out of the world market.

Black Sea
Crop development is progressing well and seasonal conditions have been generally favourable. Harvest will commence in the southern parts of Ukraine in July. Based on the significant increase in domestic production, it appears likely that the government will ease the ban on wheat exports in 2008.

Australia
The likelihood of a rebound in Australian wheat production improved during June, with beneficial planting rainfall in a number of regions on both the east and the west coast. A bias towards drier conditions during these months will increase the risk of crop failure in 2008, particularly given the number of areas that will be reliant on follow-up rainfall this season.

India
As the world's second largest grower, India is tipped to harvest record 77 million tonnes wheat this year, making it virtually absent from the import market after two years. Higher wheat procurement is expected to ease the rising trend in domestic

prices of wheat and other essential food items such as rice and cereals.

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Corn

7-7-2008 | Other news

Recent floods in the US Midwest have created a significant challenge for the corn market with supply in 2008/09, now likely to fall well short of original demand forecasts.

Severe flooding in major corn producing states in the US during June, impacting area, yield and production expectations.

Current conditions indicate a supply/demand imbalance occurring in 2008/09 with some demand rationing needed.

USDA Acreage Report (30th June) Corn Plantings exceeded market expectations.

Corn prices
US corn prices exploded in June, following severe flooding in the US Midwest with the major producing-states of Iowa, Illinois, Missouri and Indiana all badly affected. Current estimates indicate around 4 million acres of planted corn cropping area may have been impacted. The recent extreme weather is a very bad start for the corn season and has sent the market into panic mode.

World corn fundamentals
Rabobank's world corn production forecast has been revised lower in June by 2 million tonnes, due largely to the flood impacts in the US and frost in Brazil. World corn production is forecast to decline 2% year-on-year in 2008/09. World corn production is now expected to fall short of world consumption, resulting in a 9% contraction in world corn stocks and driving the world stocks-to-use ratio to its lowest level in 35 years.

US
The recent floods have created a significant challenge for the market with supply in 2008/09, now likely to fall well short of original demand forecasts. While it remains too early to tell the full extent of damage caused by the June 2008 floods, recent price movements indicate that significant demand rationing will be needed.

Given the uncertainty this month because of the floods, the full report provides some scenarios indicating possible production outcomes and the respective demand implications based on current market conditions.

Argentina
Weather tells the story in the current Argentinean corn market. With over three-quarters of the crop already harvested, Rabobank does not expect a significant change in projected output.

Brazil
Brazilian corn prices have remained high despite the onset of the winter corn harvest. The recent frosts reduced projected production in the state by 19.2%, which means a decrease of 1.3 million tonnes of corn production.

China
In China, the reason behind a fall in acreage is that some farmers turned to plant soybeans instead of corn, due to soybean's relatively higher returns. The production gains are not obtained by planting area increases, but rather through

improved yields.

Despite the volatile world price, Chinese corn prices in the first quarter of 2008 were quite stable. The main reason is that China is a self-sufficient country in corn, with imports and exports currently accounting for a very small share of the total supply.

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Soft Commodities Monthly Report for June

7-7-2008 | Other news

Floods are a poor premiere for the US corn season and have sent the market into panic mode. While it remains too early to assess the full extent of damage caused by the June 2008 floods, recent price movements indicate that significant demand rationing will be needed.

Rabobank has collected data, opinions and predictions from 75 analysts from across the globe for the Soft Commodities Monthly Report for June featuring corn, wheat, soybean and sugar market expectations.

Floods affect corn plantings and ethanol production
Floods in the largest corn producing region in the US have created a significant challenge for the corn market with supply in 2008/09, now likely to fall well short of original demand forecasts. Current conditions indicate a supply/demand imbalance occurring in 2008/09 with some demand rationing needed.

At current price levels Rabobank expects to see some demand destruction taking place, with ethanol plants operating below optimal capacity and livestock numbers culled in the US and elsewhere.

Rollercoaster ride for wheat prices
Wheat prices, particularly in the US, have also been dragged higher by skyrocketing corn and soybean markets following severe flooding in a number of US states during mid-June. At current price levels, US wheat prices have lost significant competitiveness relative to what the Black Sea region offers for export.

Strike cancelled, Argentina's soybeans on the move
Argentine farmers have started selling soybeans again following the cancellation of the farmers' strike and the disbandment of road blocks by Argentine truckers. Argentine exporters are now able to offer soybeans and soybean products for export again. While conditions in Argentina have cooled, the situation is far from resolved. If export tax legislation is approved by the Argentine Congress, it is possible that the strike could resume.

Brazil's sugar cane harvest
The progress of Centre/South Brazil's cane harvest and developments in the US ethanol market will be key influences on sentiment in the short term, as they will help to shape perceptions regarding the availability of sugar exports from Brazil for the rest of the year.

World vegetable oil outlook
A new addition to the report, the global vegetable oil market is expected to tighten in 2008/09 as lower carryover stocks and predictions of another significant increase in consumption should more than offset a modest expansion in vegetable oil output.

Vegetable oil production is forecast to increase by 3.5% in 2008/09 as higher oilseed prices in 2007/08 encouraged an expansion in the area planted to soybeans, rapeseed and sunflower seed, as well as an increase in palm oil output.

Related information

Corn
Wheat
Soybeans
Sugar
Food & Agribusiness Research

Rabobank

Rabobank in business

Dutch Court rules: 'Rasmussen's dismissal was justified'

2-7-2008 | Other news

The sub-district court judge in Utrecht, the Netherlands ruled this morning that the dismissal of Rabobank cyclist Michael Rasmussen during the 2007 Tour de France was justified, but said that he should not have been dismissed with immediate effect. The court is requiring Rabobank Cycling Team to pay Rasmussen damages of more than 600,000 euros.

Leading up to the 2007 Tour, Rasmussen falsely stated that he was in Mexico in June of 2007 and was as a result able to evade three doping tests. When it was revealed during the 2007 Tour de France that Rasmussen had not properly informed the federation and the team coaches of his whereabouts, the Rabobank Cycling Team management expelled him from the team and dismissed him with immediate effect. Rasmussen was wearing the yellow jersey at the time of his dismissal and had good prospects of ultimately winning the Tour de France.

Rasmussen contested his dismissal before the sub-district court judge in Utrecht, claiming that the team coaches were aware of his whereabouts in June. The judge ruled that, while his dismissal was justified, he should not have been dismissed with immediate effect.

According to the judge, the team coaches could have known earlier that Rasmussen's statements were incorrect regarding his whereabouts in the run-up to the Tour de France. While Rasmussen had demanded damages totalling 5.5 million euros, the court awarded him damages of more than 600,000 euros. The damages are equal to two month's salary, a EUR 400,000 bonus if he had won the Tour de France and compensation for legal and non-legal expenses.

The Monaco Cycling Federation imposed a two-year ban on Rasmussen on Tuesday. Under the rules of the UCI international cycling union, missing three out-of-competition tests is deemed as one positive check that is punishable by a two-year ban. The Monaco Cycling Federation imposed the ban because Rasmussen was riding under a Monegasque licence at the time.

Related information

Cycling

Version dated
23-5/1-7-2008
RK/MvO/JES/le
H: /mail/74601440.bre.DOC

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION
COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

On the first day of July two thousand and eight there appeared before me, Corstiaan Anne Voogt, kandidaat-notaris (candidate civil-law notary), hereinafter referred to as "notaris", acting for Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam, who is absent with leave:
Mechtild Francisca Julia Roelofs, residing at 3404 AX IJsselstein, the Netherlands, Tuinensingel 34, born at 's-Hertogenbosch, the Netherlands, on the thirteenth day of August nineteen hundred and sixty, whose identity has been established by means of passport number NH9302907.
The person appearing declared that on the nineteenth day of June two thousand and eight, at the proposal of the Executive Board, which proposal was made under the approval of the Supervisory Board, the General Meeting of the cooperative: **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.**, having its seat in Amsterdam, the Netherlands, and address at: 3521 CB Utrecht, the Netherlands, Croeselaan 18, resolved to amend the articles of association of this cooperative and to authorise the person appearing to execute this deed, and that prior to the aforementioned General Meeting, on the nineteenth day of March two thousand and eight, the Central Delegates Assembly was held in which positive advice was rendered with respect to this amendment to the articles of association.
Pursuant to the resolutions of the General Meeting the person appearing declared that she was amending the articles of association of the cooperative such that these shall read in full as follows:

ARTICLES OF ASSOCIATION:

1 General provisions

Definitions.

Article 1.

The following terms in these Articles of Association are defined as follows:

a. Member Bank: a cooperative bank that is a member of Rabobank Nederland;
b. Dependent Company:
(i) a legal entity to whom Rabobank Nederland or one or more Dependent Companies have solely or jointly supplied at least half of the invested capital for their own account;
(ii) a company of which the enterprise is entered in the Commercial Register and in respect of which Rabobank Nederland as partner is fully liable towards third parties for all debts;
c. General Rules: general rules laid down by the Central Delegates Assembly Meeting or the Executive Board in accordance with the provisions of these Articles of Association and binding on all Member Banks;

I, Anne Hermine Hendriks, residing in Amsterdam, duly sworn as a translator for the English language by the District Court of Amsterdam (petition no. 94.1994 H), certify that the foregoing document is a true and faithful translation of the original document hereby attached.

Amsterdam, 2 July 2008

A.H. HENDRIKS * Sworn translator - Beëdigd vertaler *

d. General Recommendations: general recommendations made by the Central Delegates Assembly Meeting in accordance with the provisions of these Articles of Association and referential for but not binding on Member Banks;

e. Balance Sheet or Balance Sheet Total: the unconsolidated balance sheet or the unconsolidated balance sheet total of a member bank drawn up by the board of a member bank at the end of the previous financial year, or if available, the consolidated balance sheet or the consolidated balance sheet total drawn up by the board of a member bank at the end of the previous financial year, unless otherwise stated;

f. Corporate Merger: the transfer of all or part of a business by means of a transfer of assets and liabilities;

g. Legal Merger: a merger within the meaning of Book 2, Section 309, of the Netherlands Civil Code;

h. Legal Division: a division within the meaning of Book 2, Section 334a, of the Netherlands Civil Code;

i. Model By-Laws: the latest model by-laws of the Member Banks adopted by the General Meeting of Rabobank Nederland and earlier Model By-Laws, if and for as long as designated as such by the Executive Board;

j. Model Articles of Association: the latest model articles of association of the Member Banks adopted by the General Meeting of Rabobank Nederland and earlier model articles of association, if and for as long as designated as such by the Executive Board;

k. supervisory board of a member: the supervisory board or supervisory committee of a Member Bank;

l. Rabobank Group: Rabobank Nederland and the legal entities and companies associated with it in a group, including its subsidiaries, the Member Banks and the subsidiaries of the Member Banks;

m. Rabobank Nederland: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.;

n. Directives: directives given to an individual Member Bank by the Executive Board of Rabobank Nederland in the case of shortcomings in management or for the reasons referred to in Article 14 of these Articles of Association;

o. Financial Supervision Act: Financial Supervision Act or legislation pursuant to this act that is applicable to Rabobank Nederland or a Member Bank, or the legislation superseding it.

p. Apportionment Formula: the formula whereby the mutual relationship among the members in terms of percentages is determined once every three years before 1 June by the Executive Board:

$$V = \frac{A+B+C}{3}$$

V = percentage relationship between the sum of the Balance Sheet Totals of a member in the three years preceding the year of determination of the Apportionment Formula, and the sum of the Balance Sheet Totals of all members in the three years preceding the year of the determination of the Apportionment Formula;

B = percentage relationship between the sum of the tier-1 banking capital of a member in the three years preceding the year of determination of the Apportionment Formula, and the sum of the tier-1 banking capital of all members in the three years preceding the year of the determination of the Apportionment Formula;

C = percentage relationship between the sum of the commercial results of a member in the three years preceding the year of determination of the Apportionment Formula, and the sum of the commercial results of all members in the three years preceding the year of determination of the Apportionment Formula;

and taking into consideration that;

(i) in the event of a Legal Merger or Corporate Merger, the Balance Sheet Totals, tier-1 banking capital and commercial results of the members involved with the Legal Merger of Corporate Merger in respect of the years prior to the Legal Merger of Corporate Merger will be added together;

(ii) in the event of a Legal Division, the Balance Sheet Totals, tier-1 banking capital and commercial results of the member being divided in respect of the years prior to the Legal Division will be added as proportionally as possible, to be determined by the Executive Board, to those of the acquiring members and deducted from the member being divided respectively;

(iii) in the event of a negative value of the commercial result of a member in any year a zero value will be assumed in respect of that year;

(iv) the Apportionment Formula will be rounded off at two decimal points;

(v) the interpretation of the terms "tier-1 banking capital" and "commercial result" is reserved to the Executive Board.

Name and registered office.

Article 2.

1. The cooperative conducts its business under the name of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. and is also known as Rabobank Nederland.
2. It has its registered office in Amsterdam.

Object and means.

Article 3.

1. The object of Rabobank Nederland is to promote the interests of its members. It shall do so by:
   a. promoting the establishment, continued existence and development of cooperative banks;
   b. conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members;
   c. negotiating rights on behalf of its members and, with due observance of the relevant provisions of these Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all members, including, but not limited to, the entering into collective labour agreements on behalf of the members;
   d. participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investment and/or other financial services;
   e. exercising control over the members pursuant to the Financial Supervision Act;
   f. performing acts, including juristic acts, that are conducive to the attainment of the objects specified under a, b, c, d and e.

2. Rabobank Nederland shall furthermore be authorised to extend its activities to parties other than its members.

Duties.

Article 4.

The object of Rabobank Nederland as specified in Article 3 implies, among other things, that its duties shall include promoting the interests of its members by:

1. properly and profitably managing the funds entrusted to it by its members;
2. issuing General Rules, General Recommendations and Directives;
3. advising its members especially as regards their functioning as providers of a wide range of financial services to their members and customers;
4. supervising the management and administration of its members, as well as taking initiatives for promoting such management and administration;
5. providing, or arranging for the provision of, legal assistance;
6. disseminating knowledge and information;
7. conducting research and developing products and services;
8. assuming responsibility for public relations and advertising;
9. serving the organisation's interests in its dealings with the public sector and with trade and industry, including the banking industry;
10. providing all other services that are conducive to its members' continued existence and development.

2 Membership

Conditions of membership.

Article 5.

Membership of Rabobank Nederland is open only to cooperative banks having Articles of Association approved by Rabobank Nederland that provide, among other things, that the cooperative bank concerned:

a. has waived any obligation on the part of its members to contribute, in the event of its dissolution, to any deficit as referred to in Book 2, Section 55 of the Netherlands Civil Code, in accordance with Book 2, Section 56 of the Netherlands Civil Code;
b. shall comply with the General Rules and Directives of Rabobank Nederland;
c. shall require Rabobank Nederland's prior written approval for the provision of services that may result in debts to the cooperative bank, for the provision of securities services and for the provision of other clearly defined services that Rabobank Nederland has specified in a resolution, with the exception of loans and overdraft facilities that meet all of the following conditions:
    - the services are restricted to loans and overdraft facilities granted to a natural person not being a member of the management or the Executive Board under the Articles of Association or of the Supervisory Board or not being an employee of the cooperative bank concerned;
    - after the loan or the overdraft facility has been granted, the borrower's total liabilities vis-à-vis the cooperative bank do not exceed an amount to be set by the cooperative bank in its by-laws;
    - the loans and overdraft facilities concerned have a term of notice not exceeding three months and a rate of interest that may be adjusted daily by the cooperative bank;

- the loans and overdraft facilities must be covered by adequate security, to be determined by the management or the Executive Board under the Articles of Association of the cooperative bank in accordance with the rules laid down by Rabobank Nederland;
- on the date the loan or overdraft facility is granted, the repayment capacity of the borrower must satisfy acceptable standards;

d. shall form reserves that are not distributable among its members;
e. unless Rabobank Nederland has granted exemption, shall only provide services to persons, both natural persons and legal entities, residing (or intending to reside) or carrying out their profession or running their business (or intending to do so) within an operating area to be laid down in the cooperative bank's by-laws;
f. shall require Rabobank Nederland's approval for amending its Articles of Association and its by-laws;
g. shall participate in arrangements safeguarding the fulfilment of the obligations of Rabobank Nederland itself and its members, as well as those of affiliated institutions designated by Rabobank Nederland;
h. shall require the approval of Rabobank Nederland for:
    - the appointment of the members of the board of directors under the articles of association or the member of the management to be appointed by the supervisory board;
    - the nomination for the appointment by the general meeting or by the members' council of members of the members of the management and the members of the supervisory board;
i. shall have an additional manager or director if Rabobank Nederland proceeds with the appointment.

<u>Admission.</u>

<u>Article 6.</u>

1. Only the Central Delegates Assembly Meeting shall decide on admission to membership of Rabobank Nederland, after consulting the Regional Delegates Assembly, referred to in Article 19, paragraph 2, within whose area the applicant is domiciled, as well as the Executive Board.
2. The Central Delegates Assembly Meeting shall not decide to reject any application for admission to membership until it has consulted the Executive Board on the matter. Once the Central Delegates Assembly Meeting has rejected an application for admission, the General Meeting may not subsequently decide in favour of admission.
3. As soon as possible after its admission, every new member shall be required to file a statement, dated and signed by it, to be entered in the membership register of Rabobank Nederland as evidence of its admission.
4. Further Directives concerning application for membership and the treatment thereof may be laid down in the by-laws.

<u>Termination of membership.</u>

<u>Article 7.</u>

Membership shall be terminated by:

a. the member ceasing to exist;
b. termination by the member;

c. termination by Rabobank Nederland;

d. expulsion.

Article 8.

1. A member shall cease to exist:
   a. at the time the liquidation ends, unless it has no income at the time of its dissolution, in which case it shall cease to exist at the time of dissolution;
   b. if the member is the legal entity ceasing to exist as the result of a Legal Merger or Legal Division.
2. In the case of a Legal Merger or Legal Division, the membership shall not pass to the acquiring legal entity without the prior approval of the Executive Board.

Article 9.

1. Without prejudice to the provisions of Article 63, a member may only terminate its membership if a resolution has been passed to that effect and after the opinion of the Regional Delegates Assembly to which the said member reports has been heard.
2. The termination may only be effected at the end of the financial year, subject to at least twelve months' notice.
3. However, the termination may take immediate effect if the member may not in all fairness be required to continue its membership.
4. The termination should be effected by means of a statement, signed and dated on behalf of the member, and communicated to the Executive Board in the form of a registered letter.
5. An amendment to the member's obligations referred to in or pursuant to Article 14, paragraph 1 or any amendment in general to the financial rights and obligations shall not constitute grounds for immediate termination of membership as specified in Book 2, Section 36, paragraph 3, of the Netherlands Civil Code.
6. In the case of a Corporate Merger involving only members of Rabobank Nederland, the member may terminate its membership immediately by means of registered letter if all its assets and liabilities, excluding the bank securities provided on behalf of the member, are taken over. In the case of termination referred to in this paragraph, paragraphs 1 and 2 of this Article do not apply.

Article 10.

1. A member may be notified of the termination of its membership by Rabobank Nederland:
   a. if the member has ceased to comply with the requirements for membership laid down in the Articles of Association;
   b. if Rabobank Nederland may not in all fairness be required to let the membership continue.
2. The resolution to terminate membership shall be passed by the Executive Board following consultation with the Emergency Affairs Committee of the Central Delegates Assembly Meeting.
3. The member in question shall be notified as soon as possible of the termination by registered letter, stating the reasons, sent by or on behalf of the Executive Board.
4. A member whose membership has been terminated by a resolution of the Executive Board may appeal to the Supervisory Board within one month of being informed of the resolution referred to in paragraph 3 of this Article by submitting a substantiated appeal in writing. The Supervisory Board shall then decide on the procedure to be followed. During the

period set for appeal and pending the appeal, the member concerned shall be suspended from exercising its membership rights.

5. In the event of termination, membership shall terminate as soon as the member has allowed the period set for appeal to expire without appealing or the Supervisory Board has dismissed the appeal. The decision of the Supervisory Board, which is binding, shall be made as soon as possible.

Article 11.

1. Following consultation with the Emergency Affairs Committee of the Central Delegates Assembly Meeting, the Executive Board may expel a member from membership of Rabobank Nederland:
   a. if the member acts contrary to Rabobank Nederland's Articles of Association, by-laws or resolutions taken by Rabobank Nederland;
   b. if it unfairly harms the interests of Rabobank Nederland.
2. The expelled member shall be notified as soon as possible of the resolution concerning its expulsion by registered letter stating the reasons, sent by or on behalf of the Executive Board.
3. A member who has been expelled by a resolution of the Executive Board may appeal to the Supervisory Board within one month of being informed of the resolution referred to in paragraph 2 of this Article by submitting a substantiated appeal in writing. The Supervisory Board shall then decide on the procedure to be followed. During the period set for appeal and pending the appeal, the member concerned shall be suspended from exercising its membership rights.
4. In the event of expulsion, membership shall terminate as soon as the member has allowed the period set for appeal to expire without appealing or the Supervisory Board has dismissed the appeal. The decision of the Supervisory Board, which is binding, shall be made as soon as possible.

Article 12.

1. As soon as membership has for any reason been terminated, an entry to that effect shall be made as soon as possible in the membership register next to the name of the member concerned, stating the date on which, and the reason why, membership was terminated.
2. A copy of the membership list certified by the Executive Board shall be filed at the office of the Trade Register at the time of registration of Rabobank Nederland. Within one month after the end of each financial year, the Executive Board shall provide a written statement of the changes to the membership list in the previous financial year in the form of an annexe to the membership list filed at the office of the Trade Register or file a new list if the Chamber of Commerce and Industries considers this necessary.

Rights and obligations of the members

Rights.

Article 13.

The members shall be entitled to:

a. attend General Meetings; they may submit proposals, take part in the discussions and exercise their voting rights;
b. receive:
   1. the minutes of the latest General Meeting;

   2. the financial statements for the past financial year, drawn up in accordance with the provisions of Article 68;
c. inspect, free of charge, at the offices of Rabobank Nederland:
   1. the membership register;
   2. the minutes of the General Meetings held in the past thirty years;
   3. the financial statements for the past thirty years;
d. copies of or extracts from the documents referred to under c, against payment of the cost involved;
e. the services provided by Rabobank Nederland as specified in Article 4 of these Articles of Association;
f. a share in the profit as specified in Article 69;
g. use the name Rabobank, or the trademark and logo of Rabobank, unless this is in connection with products or services which, in the opinion of Rabobank Nederland, do not qualify for such purpose.

Obligations.

Article 14.

1. Without prejudice to the provisions of Article 17 on membership termination and without prejudice to their liability under Article 18, the members shall have the following obligations:
   a. members shall comply with the provisions of Rabobank Nederland's Articles of Association and by-laws, as well as with the resolutions that have been or shall be passed pursuant to these Articles of Association and by-laws;
   b. members are also obliged vis-à-vis Rabobank Nederland to observe their own Articles of Association and regulations;
   c. members are obliged to pay the annual share required to meet the expenses determined by Rabobank Nederland, or incurred by third parties on its behalf, in performing services on the members' behalf;
   d. members shall observe the General Rules that Rabobank Nederland lays down as part of its duties pursuant to the Financial Supervision Act. Members shall comply with the Directives that Rabobank Nederland issues to the member in question in the event of a contravention (or potential contravention) of the Financial Supervision Act. In addition, members are bound to the (i) supervisory measures that are imposed by the supervisor on Rabobank Nederland within the scope of supervision of conduct pursuant to the Financial Supervision Act, where such measures concern any member in question, as though such measures were imposed on that member itself, and (ii) obligations arising from agreements that Rabobank Nederland makes with the supervisor on behalf of any member in question as part of its duties pursuant to the Financial Services Act;
   e. members shall observe the General Rules and the Directives set specifically for them by Rabobank Nederland with a view to the implementation and observance of supervisory legislation and/or rules set by supervisory bodies other than those referred to in paragraph d;
   f. members shall observe the General Rules and the Directives set specifically for them by Rabobank Nederland to enhance the integrity of Rabobank Group and the persons employed by it;

g. members shall observe the General Rules and the Directives set specifically for them by Rabobank Nederland in the interests of its members relating to human resources policy and to collective labour agreements concluded by Rabobank Nederland;

h. member shall observe the General Rules and the Directives that might be set specifically for them by Rabobank Nederland concerning those highly exceptional situations not covered by this Article, in order to maintain uniform conduct in the interests of Rabobank Nederland and its members;

i. members shall observe the General Rules and the Directives set specifically for them by Rabobank Nederland in the interests of its members relating to the relationships between Rabobank Nederland and its members and/or amongst the members themselves;

j. members shall be bound by agreements concluded by Rabobank Nederland as well as by the General Rules and the Directives set specifically for them by Rabobank Nederland on behalf of its members concerning the supply of goods and/or services that may be conducive to the business operations of the members;

k. members shall be bound by agreements concluded by Rabobank Nederland as well as by the General Rules and the Directives set specifically for them by Rabobank Nederland on behalf of its members concerning codes of conduct and/or codes of quality that apply to the members' businesses. In addition, members shall be bound by binding interbank rules and agreements in which Rabobank Nederland is involved or to which it is a party;

l. members shall be required to participate in arrangements laid down by Rabobank Nederland for safeguarding the continuity and solvency of the businesses carried on by the members;

m. unless Rabobank Nederland has granted exemption, members shall refrain from participating - in any form whatsoever - in a legal entity or institution like or similar to Rabobank Nederland;

n. in accordance with the provisions of Article 15, members shall hold shares in Rabobank Nederland;

o. unless Rabobank Nederland has granted exemption, members shall not accept funds from banks, whether or not members of Rabobank Nederland, nor from any other professional lenders;

p. members shall keep the funds that have not been used for financing loans or overdraft facilities in a current account with Rabobank Nederland, insofar as the said funds need not be kept available by the members concerned as cash;

q. unless Rabobank Nederland has granted exemption, members shall refrain from transferring funds between themselves and shall channel all payments - other than internal transfers between customers - through Rabobank Nederland or through an institution to be designated by Rabobank Nederland;

r. for all transactions in financial instruments, both those for the account of a member and those for the account of third parties, members shall use Rabobank Nederland or an institution to be designated by it as their intermediary, unless Rabobank Nederland has granted exemption;

s. members shall annually send their budgets, together with their adopted financial statements, to Rabobank Nederland within the period set and in the form laid down by Rabobank Nederland;

t. except in the case of negotiable papers issued by Rabobank Nederland or by institutions in which Rabobank Nederland holds a majority interest, members shall ensure that the negotiable papers that they have acquired and those pledged to it or deposited with it in safe custody are deposited without delay with Rabobank Nederland or with a third party or parties designated by it for that purpose;

u. within the framework of the cooperative banking system, members shall actively and closely cooperate with the other members of Rabobank Nederland. They shall refrain from any form of canvassing directed at persons or businesses, residing or established in the operating area of another member, unless permission for this has been obtained from the member concerned and from Rabobank Nederland. If the Board of the Regional Delegates Assembly to which the member reports (see Article 19, paragraph 2), or that of the neighbouring Regional Delegates Assembly, has come to the conclusion that the harmony in the relationship between a member and one or more other members has been disturbed regarding operating areas as referred to in Article 5 under e, the member concerned shall change its operating area or operating methods according to the wishes of the Executive Board. A decision shall not be made by the Executive Board before discussions with the members involved in the change and shall be communicated as soon as possible by registered letter including reasons to the member concerned by or on behalf of the Executive Board. The member concerned may appeal to the Supervisory Board against the decision no later than one month after it has been notified of the decision by submitting a substantiated appeal in writing. The Supervisory Board shall then decide on the further procedure. The lodging of an appeal has suspensory effect until the Supervisory Board has made its decision. The decision of the Supervisory Board, which is binding, shall be made as soon as possible;

v. before deciding to terminate their membership of Rabobank Nederland, to dissolve their business, to cease operations in whole or in part, to transfer all or part of their business to, or to take over all or part of the business from, another legal entity or institution, and if it is reasonable to assume that the intended decision could have material consequences for the other members of the Regional Delegates Assembly, members shall, without prejudice to the provisions of Article 63, obtain the opinion of the Regional Delegates Assembly to which they report;

w. members shall provide Rabobank Nederland with all the information the latter considers necessary for fulfilling its duties under these Articles of Association, including information which pursuant to legislation or other rules must be provided to supervisors, and shall cooperate with all control procedures that Rabobank Nederland considers necessary;

x. unless Rabobank Nederland has granted exemption, members shall base their accounting records, deeds, forms and other documentation on models adopted and approved by Rabobank Nederland;

y. members shall not open or discontinue any offices, branches or sub-branches before having obtained approval for this from Rabobank Nederland;

z. disputes between a member and one or more other members on matters concerning the conduct of their businesses shall be submitted to the Executive Board for a decision in the form of a written, substantiated request. The Executive Board shall then decide on the further procedure. The Executive Board shall make its decisions as quickly as possible; the members in question shall be notified as soon as possible of the decision in writing, including the reasons, by or on behalf of the Executive Board. One or more of the members concerned may submit an appeal to the Supervisory Board against the Executive Board's decision referred to in the previous sentence, within a month of such decision, by submitting a substantiated appeal in writing. The Supervisory Board shall then decide on the further procedure. The decision of the Supervisory Board, which is binding, shall be made as soon as possible.

2. For the situations referred to in paragraph 1 under d, e, f, g, h, i, j, k and l, Rabobank Nederland shall be entitled to issue General Recommendations.

Capital

Shares.

Article 15.

1. Rabobank Nederland issues shares to its members, each share having a nominal value of one thousand euro (EUR 1,000) each. The issue is effected in terms of a resolution of the General Meeting, based on a proposal put forward by the Executive Board and approved by the Supervisory Board.
The shares shall be paid up in full upon issue.
The Executive Board is responsible for the implementation of this resolution.
Without prejudice to the provisions of paragraphs 4 and 5 of this Article, the shares shall not be subject to usufruct, pledge, alienation or transfer.
The transfer of shares as referred to in paragraphs 4 and 5 of this Article is effected by private deed and communication thereof to Rabobank Nederland.
2. Every member of Rabobank Nederland shall be obliged by virtue of its membership to participate in the share capital in proportion to its Apportionment Formula.
Rabobank Nederland can hold no shares in its own capital.
3. The number of shares to be acquired by a member upon issue will, as far as possible and applicable, be increased or decreased, as the case may be, by the number of shares which the member concerned should take over or transfer, as the case may be, in terms of the new Apportionment Formula referred to in paragraph 4.
4. If a member should hold fewer shares in terms of the new Apportionment Formula than in terms of the preceding Apportionment Formula, then the member concerned is obliged to transfer the excess shares held by it to one or more of the members nominated by the Executive Board against receipt of the amount paid in respect of those shares.
If a member should hold more shares in terms of the new Apportionment Formula than in terms of the preceding Apportionment Formula, then the member concerned is obliged to take over those extra shares from one or more of the members to be appointed by the Executive Board against payment of the amount paid in respect of those shares.
Payment for shares by an acquiring member to a transferring member is effected by means of the current account relationships of the members concerned with Rabobank Nederland.

The above does not apply if and insofar as the correction referred to in paragraph 3 has already taken place.

5. If a member's membership terminates, such member's shares shall be redistributed among the remaining members by the Executive Board, after consultation with the Central Delegates' Assembly, as far as possible in proportion to the most recent Apportionment Formula, against payment of the amount paid thereon.
   Payment of the shares by the acquiring members to a member whose membership terminates is effected by means of the current account relationships with Rabobank Nederland of the acquiring members and the member whose membership terminates.
   The above provisions shall not apply in the event that a member ceases to exist as the result of a Legal Merger or Corporate Merger with one or more other members of Rabobank Nederland or as the result of a Legal Division of one or more other members of Rabobank Nederland. In the event of a Legal Merger or Corporate Merger, as referred to above, the shares held by the member ceasing to exist shall pass to the acquiring member, alternatively those shares shall be transferred to the acquiring member.
   In the event of a Legal Division where a member ceases to exist, the shares of the member ceasing to exist accrue to the acquiring members in accordance with an allocation formula to be laid down in the deed of Legal Division.
   In the event of a Legal Division or a Corporate Merger where a member does not cease to exist, the shares must be distributed among the acquiring members and the member continuing to exist in accordance with an allocation formula to be appended to the deed of Legal Division or the agreement on which the Corporate Merger is based, as the case may be.
6. Rabobank is authorised to effect on behalf of the members the issue of shares in terms of paragraph 1 and to transfer the shares in terms of paragraphs 4 and 5 of this Article.

Article 16.

1. Rabobank Nederland shall keep an accurate record of the issue, transfer and transmission of shares. The record kept in this manner, which must specifically state the dates of issue, transfer and transmission, shall serve as conclusive evidence of the members' shareholdings.
2. At least once a year, each member shall receive a statement of the shares recorded in its name in the share register. In addition, a statement shall be issued in the event of an interim change in a member's shareholding or if a member asks for an interim statement.

Consequences of membership termination.

Article 17.

1. For members concerned, termination of membership entails the loss of all rights attached to membership, including the loss of all rights to the assets of Rabobank Nederland, except for a refund as referred to in Article 15, paragraph 5.
2. For members concerned, termination of membership entails the obligation:
   a. to pay immediately and in full all the moneys which the former member might for any reason owe to Rabobank Nederland and to pay the costs of collection;
   b. to pay a resignation fee amounting to two and a half percent (2.5%) of the resigning member's Balance Sheet Total, unless Rabobank Nederland should decide to be satisfied with a smaller resignation fee;

c. to refund the moneys received by the member as contributions from Rabobank Nederland to advance its development during the last ten years before its resignation insofar as any such moneys have not already been refunded;
d. to release Rabobank Nederland or have it released from any commitments entered into by providing security or otherwise for the benefit of the former member;
e. to pay its share as a former member in any equity deficit of Rabobank Nederland as shown in the Balance Sheet at the end of the year in which membership is terminated; this share shall be calculated and limited in the same manner as specified in Article 18, paragraphs 1 and 3;
f. to deposit a sum specified by Rabobank Nederland as security for the fulfilment of its obligations vis-à-vis Rabobank Nederland;
g. to change its name, as stated in the Articles of Association, in such a way that the former member can no longer be confused, because of that name, with the member banks of Rabobank Nederland, with Rabobank Nederland itself or with organisations affiliated to Rabobank Nederland.

3. Paragraph 2 shall not apply if the membership terminates in connection with a Corporate Merger with one or more other members of Rabobank Nederland, a Legal Merger with one or more members of Rabobank Nederland or a Legal Division under which the assets are transferred by universal title to one or more other members of Rabobank Nederland.

Liability.

Article 18.

1. If, in the event of Rabobank Nederland's liquidation, whether by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the members at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit.
In the event that Rabobank Nederland is dissolved on account of its insolvency after it has been declared bankrupt, not only the members at that time but also those who ceased to be members in the year prior to the bankruptcy order or thereafter shall be jointly liable.
The amount payable by each member or former member in respect of its liability shall be equal to the percentage of its Apportionment Formula multiplied by the amount of the shortfall, on the understanding that for former members the Apportionment Formula in effect at the time of their resignation will apply.
If it should prove impossible to recover the share of one or more liable members or former members in the shortfall from them, the remaining members and former members shall be jointly liable in the same proportion for the amount not recovered.
2. In the event of a liquidation out of court, the inability to recover the share of one or more members or former members in the shortfall from them shall also be deemed to exist if the liquidators, subject to prior approval of the Supervisory Board, should waive the right of recourse because exercising the right would not lead to any recovery.
3. The amount for which members or former members are liable as referred to in paragraph 1 of this Article shall never be more than three per cent of the Balance Sheet Total. Liable former members who contributed to earlier equity deficits in accordance with Article 17, paragraph 2 under e, shall be allowed to deduct the amount paid earlier from the amount charged to them in the event of Rabobank Nederland's liquidation.

3 Bodies of Rabobank Nederland

Article 19.

1. Rabobank Nederland has the following bodies:
   a. the General Meeting;
   b. the Central Delegates Assembly Meeting;
   c. the Supervisory Board;
   d. the Executive Board.

   In the exercise of their duties and powers, the bodies of Rabobank Nederland strive to serve fairly the interests of all parties concerned as part of the object of Rabobank Nederland.
2. Rabobank Nederland also has Regional Delegates Assemblies to which the members report.

The General Meeting. Duties.

Article 20.

In addition to the duties and powers assigned to the General Meeting elsewhere in these Articles of Association, the General Meeting shall have the following duties and powers:

a. to adopt and amend the Articles of Association and the by-laws of Rabobank Nederland;
b. to adopt the Model Articles of Association and Model By-Laws of the Member Banks, without prejudice to the provisions of Article 49, paragraph 4;
c. to adopt its own rules of procedure, stipulating, among other things, which persons other than the voting delegates may address the General Meeting;
d. to adopt regulations in which further rules may be laid down for the organisation and working procedures of the Central Delegates Assembly Meeting and of the Regional Delegates Assemblies;
e. to form the Regional Delegates Assemblies as referred to in Article 19, paragraph 2;
f. to adopt the profiles and determine the number of members of the Supervisory Board, as well as appoint members of the Supervisory Board;
g. to endorse the conduct of affairs and their supervision;
h. to appoint the external auditor, based on a nomination by the Supervisory Board, as referred to in Article 68, paragraph 6;
i. to adopt the financial statements, as well as declare the dividend to be distributed on the shares as proposed by the Executive Board and any further appropriation of the profit, as referred to in Article 69;
j. to pass resolutions on Legal Mergers or Legal Divisions as referred to in Article 72, paragraph 5;
k. to approve resolutions passed by the Executive Board regarding any important change to the identity and character of Rabobank Nederland;
l. to pass resolutions on the issuing of shares as referred to in Article 15 on the basis of a proposal by the Executive Board approved by the Supervisory Board;
m. to pass resolutions on the dissolution of Rabobank Nederland as referred to in Article 73.

Procedures for convening a Meeting.

Article 21.

1. The General Meeting shall be convened by the Executive Board or the Supervisory Board. The Executive Board is obliged to convene the General Meeting:
   a. if this is required in the interest of Rabobank Group;

b. if so requested in writing by at least such number of members as is authorised to cast one twentieth of the votes at the General Meeting;

c. in all other cases prescribed by law or the Articles of Association.

2. If a request as referred to in paragraph 1 under b is submitted, the Executive Board shall ensure that a General Meeting is held within four weeks of the submission of the request.

3. If a notice convening the General Meeting has not been sent out by the Executive Board within fourteen days of the submission of the request referred to in paragraph 1 under b, the petitioners themselves may proceed to convene the meeting.

4. In the case referred to in paragraph 1 under b, the Executive Board shall grant the Central Delegates Assembly Meeting the opportunity to offer its advice on the items to be discussed.

Article 22.

1. The General Meeting shall be convened by written notice. There must be at least fourteen days between the day on which the convening notice is sent and that on which the General Meeting is to be held.

2. The convening notice shall state the body or the members sending it. It shall furthermore contain a list of the items to be discussed.

3. If the notice is sent by one of Rabobank Nederland's bodies referred to in Article 21, paragraph 1, it shall in any case contain all the proposals that have been received since the previous General Meeting and submitted to the Central Delegates Assembly Meeting in accordance with Article 27, paragraph 3 under a.

4. Subject to the provisions of Articles 72 and 73, the General Meeting may pass resolutions on items not stated in the convening notice, unless the chairman or one fifth or more of the voting delegates, regardless of the number of votes they are entitled to cast, are opposed to discussing the item.

Chairman.

Article 23.

The General Meeting shall be presided over by the chairman of the Supervisory Board and, in his absence, by the deputy chairman of the Supervisory Board or, if he is absent as well, by another person to be designated by the Supervisory Board from its members. Contrary to the above provisions, the petitioners themselves may appoint another person to be chairman in the case referred to in paragraph 3 of Article 21.

Voting rights.

Article 24.

1. At the General Meeting, the members shall have the right to vote.
The determination of the number of votes to be exercised by a member is made on the basis of the last determined Apportionment Formula whereby every one hundredth percent (0.01%) entitles the member to one vote. Every member has at least one vote.
In the event of a Legal Merger or Corporate Merger the votes of the member ceasing to exist will accrue to the acquiring member.
In the event of a Legal Division in which a member ceases to exist the votes of the member ceasing to exist will accrue to the acquiring members in accordance with an allocation formula to be laid down in the deed of Legal Division.
In the event of a Legal Division or a Corporate Merger in which a member does not cease to exist, the votes will accrue to the acquiring members or the member continuing to exist

respectively in accordance with an allocation formula to be laid down in the deed of Legal Division or as the case may be in accordance with the agreement on which the Corporate Merger is based.

2. For each member, the chairman of its management or Executive Board under the Articles of Association or, in his absence, another member of the said management or Executive Board under the Articles of Association, shall act as voting delegate to the General Meeting. The member's management or Executive Board under the Articles of Association may also appoint another person in writing to act as voting delegate. A voting delegate may act as proxy for other members but may on no account vote on behalf of more than five members. The power of attorney in question must also be in writing.
3. The written appointment and/or power of attorney referred to in the preceding paragraph must have been submitted before a voting delegate can take part in the voting.

Resolutions.

Article 25.

1. Resolutions of the General Meeting shall be passed by at least three quarters of the valid votes cast, unless the law or the Articles of Association provide otherwise.
2. In respect of appointments in terms of a vacancy for which there are two or more candidates, the General Meeting will decide by absolute majority. If no absolute majority is obtained in case of an appointment, a second ballot shall be held between the two candidates who, if necessary by applying the provisions of paragraph 3 below, qualify for this. If no absolute majority is obtained in the second ballot either, the matter shall be decided by the drawing of lots.
3. If more than two candidates stand for appointment and none of them has obtained an absolute majority, two of them shall be designated for a second ballot as follows:
   a. if there are only two candidates who in the first ballot obtained the highest number of votes or the highest and the second highest number of votes, both shall qualify for the second ballot;
   b. if there are more candidates who in the first ballot obtained the highest number of votes, an interim ballot shall be held to decide the two candidates from among them who shall qualify for the second ballot;
   c. if in the first ballot one candidate obtained the highest number of votes but there are two or more candidates who obtained the second highest number of votes, the candidate first mentioned shall qualify for the second ballot, while another candidate shall be designated - by means of an interim ballot - from the group that obtained the second highest number of votes;
   d. if no decision is reached by means of an interim ballot, lots shall be drawn to decide the matter.
4. If, in voting on matters other than those referred to in paragraph 2 the required majority is not achieved, the proposal shall be rejected.
5. Blank votes shall be considered not to have been cast.
6 The chairman shall determine the manner of voting, insofar as this is not laid down in the rules of procedure.

Minutes.

Article 26.

1. Minutes shall be kept of the proceedings at the General Meeting. On the proposal of the chairman, the General Meeting shall appoint one or more secretaries to keep the minutes of the proceedings at the General Meeting.
2. The minutes shall be sent to the members as soon as possible and adopted, with or without amendments, at the next General Meeting, and - in evidence thereof - signed by the chairmen of the Executive Board and the Supervisory Board or by their respective deputies.

The Central Delegates Assembly Meeting.

Duties.

Article 27.

1. In addition to the duties and powers assigned to the Central Delegates Assembly Meeting elsewhere in these Articles of Association, the Central Delegates Assembly Meeting shall have the following duties and powers:
   a. to adopt General Rules or decide on whether to enter into agreements as specified in Article 14, paragraph 1 under c, d (first sentence), e, f, g (with the exclusion of entering into collective labour agreements), h, i, j, k (first sentence), and l;
   b. to adopt General Recommendations concerning the situations described in Article 14, paragraph 1 under d (first sentence), e, f, g (with the exclusion of entering into collective labour agreements), h, i, j, k (first sentence) and l;
   c. to adopt and amend the general principles of the policy to be pursued by the Executive Board, subject to consultation with the Executive Board and the Supervisory Board;
   d. to decide on the admission of members;
   e. to set the fees of members attending the Central Delegates Assembly Meeting;
   f. to grant approval and give advice as referred to in Article 57.

   Resolutions of the Central Delegates Assembly Meeting referred to under a, b and e above may only be adopted based on proposals by the Executive Board and, in the case of resolutions referred to under a and b at a meeting at which at least as many members are present or represented as required to cast two thirds of the votes that could at most be cast at a full meeting.
2. If the Central Delegates Assembly Meeting fails to adopt the General Rules as referred to in Article 14, paragraph 1 under d (first sentence), within the time limit set by the Executive Board after its proposal, with the result that Rabobank Nederland is not able to meet or meet adequately the requirements that the Financial Supervision Act imposes upon it regarding its duties of control, the Executive Board shall have the power to adopt the rules in question.
3. The Central Delegates Assembly Meeting shall render advice on the policy and activities Rabobank Nederland carries out on behalf of its members and on the policy and the activities relating to the banking business and the participating interests of Rabobank Nederland:
   a. to the General Meeting, on all proposals that, as appear from the agenda of this meeting, shall be discussed;
   b. to the Supervisory Board and/or the Executive Board if advice on any matter is requested by these Boards;

c. to the Regional Delegates Assemblies, if they request advice on any matter in consultation with the Supervisory Board or the Executive Board;

d. if the rendering of advice is prescribed elsewhere in these Articles of Association;

e. if, in its opinion, this is desirable.

4. The Central Delegates Assembly Meeting may take initiatives that advance the serving of the members' interests by the Executive Board.

5. The Central Delegates Assembly Meeting shall issue guidelines to the Regional Delegates Assembly Meetings to serve as a basis for fixing the fees for attending Regional Delegates Assembly Meetings and Regional Delegates Assembly Board Meetings.

Membership.

Article 28.

1. The members of the Central Delegates Assembly Meeting shall be the board members of the Regional Delegates Assemblies referred to in Article 19, paragraph 2.

2. One shall cease to be a member of the Central Delegates Assembly Meeting as soon as one ceases to be a member of a Regional Delegates Assembly Board.

Committees.

Article 29.

1. The Central Delegates Assembly Meeting may in consultation with the Executive Board appoint one or more committees. The composition, duties and working procedures of these committees may be further provided for in a regulation that the Central Delegates Assembly Meeting may adopt and amend in consultation with the Executive Board.

2. The committees referred to in paragraph 1 of this Article include the Emergency Affairs Committee, the Committee on Confidential Matters and the Coordination Committee.

The Emergency Affairs Committee and the Committee on Confidential Matters.

Article 30.

1. In the case of emergency, price-sensitive and/or confidential matters, the Emergency Affairs Committee can make the decisions referred to in Article 27 or give advice. The Executive Board shall decide if the case is an emergency, price-sensitive and/or a confidential matter as referred to in this paragraph.

2. Among other duties, the Committee on Confidential Matters sets the remuneration for members of the Supervisory Board.

Coordinating Committee.

Article 31.

1. The Central Delegates Assembly Meeting shall appoint a Coordinating Committee consisting of a number of members from the Central Delegates Assembly Meeting, the number to be determined by the Central Delegates Assembly Meeting, and the chairman of the Supervisory Board.

2. The Coordinating Committee shall have the following duties:

   a. to ensure that debates and discussions of the Central Delegates Assembly Meeting are conducted properly;

   b. to monitor and facilitate the proceedings of discussions and decision-making processes at Rabobank Nederland that involve Member Banks;

   c. to set the agenda for the Central Delegates Assembly Meeting in accordance with Article 34;

   d. to convene the Central Delegates Assembly Meeting in accordance with Article 32.

3. The Coordinating Committee shall appoint a chairman from its members.
4. The Coordinating Committee shall invite one or more members of the Executive Board and the deputy chairman of the Supervisory Board to attend its meetings, unless the Coordinating Committee decides otherwise.
5. The composition, duties and working procedures of the Coordinating Committee shall be laid down in a regulation that the Central Delegates Assembly Meeting may adopt and amend in consultation with the Executive Board.

Procedures for convening a Meeting.

Article 32.

A Central Delegates Assembly Meeting shall be convened by the chairman of the Executive Board or his deputy. The chairman of the Executive Board or his deputy is obliged to convene the Meeting:

a. before every General Meeting, without prejudice to the provisions of Article 21, paragraph 2, except if the General Meeting is convened pursuant to the provisions of Article 72, paragraph 2;
b. whenever the Coordinating Committee, the Supervisory Board or the Executive Board consider holding a meeting necessary or desirable in the interest of Rabobank Nederland;
c. whenever a decision needs to be made by the Central Delegates Assembly Meeting in accordance with these Articles of Association;
d. if requested by at least one fifth of all Regional Delegates Assemblies.

Article 33.

1. The Central Delegates Assembly Meeting shall be convened by written notice. There must be at least fourteen days between the day on which the convening notice is sent and the day on which the Central Delegates Assembly Meeting is to be held. In urgent cases, this period may be reduced to no less than five working days.
2. In the cases referred to in Article 27, paragraph 3, under e, and in Article 32 under b and d, the meeting shall be held within four weeks after the corresponding request has been received.
3. If, within fourteen days after a request as referred to in the preceding paragraph has been submitted, the chairman of the Executive Board has not sent the convening notice, the petitioners themselves may proceed to convene the meeting.

Agenda.

Article 34.

The agenda for the Central Delegates Assembly Meeting shall be set by the Coordinating Committee based on proposals of the Executive Board. If, in accordance with Article 32 under d, the Central Delegates Assembly Meeting is convened at the request of the Regional Delegates Assemblies referred to in that Article, these Regional Delegates Assemblies shall be consulted on the agenda. Contrary to the above provisions, the petitioners themselves may set the agenda after consulting the Coordinating Committee and the Executive Board in the situation referred to in Article 33, paragraph 3.

Chairman.

Article 35.

The chairman of the Supervisory Board or his deputy shall act as chairman of the Central Delegates Assembly Meeting. In the absence of the aforementioned persons, the Coordinating

Committee shall appoint a chairman. Contrary to the above provisions, the petitioners themselves may appoint a chairman in the situation referred to in Article 32 under d.

Attendance.

Article 36.

Unless the Central Delegates Assembly Meeting decides otherwise, the members of the Executive Board and one or more members of the Supervisory Board shall attend Central Delegates Assembly Meetings, subject, however, to the provisions of Article 35.

Voting rights and resolutions.

Article 37.

1. Each member of the Central Delegates Assembly Meeting shall cast as many votes as may be cast in total at the General Meeting by all the banks belonging to the Regional Delegates Assembly to which the member in question reports.
2. A member of the Central Delegates Assembly Meeting may grant a power of attorney to another member of his Regional Delegates Assembly Board to vote on his behalf at the Central Delegates Assembly Meeting. This power of attorney must be in writing.
3. The chairman of the Central Delegates Assembly Meeting shall have no voting rights at this meeting.

Article 38.

1. Resolutions put to the Central Delegates Assembly Meeting shall be passed in accordance with the provisions of Article 25.
2. The chairman shall determine the manner of voting, insofar as no provision has been made to this effect in the regulations for the Central Delegates Assembly Meeting, referred to in Article 40.

Minutes.

Article 39.

1. The chairman shall appoint one or more secretaries who shall be responsible for keeping the minutes of the proceedings at the Central Delegates Assembly Meeting.
2. The minutes of the Central Delegates Assembly Meeting shall be sent to the members of Rabobank Nederland.

Regulations.

Article 40.

Further rules governing the organisation and procedures of the Central Delegates Assembly Meeting, as well as the manner of the keeping of minutes of the proceedings at the meetings, may be laid down in the regulations of the Central Delegates Assembly Meeting.

The Supervisory Board.

Duties.

Article 41.

1. The Supervisory Board shall supervise the conduct of affairs by the Executive Board, as well as the general day-to-day procedures at Rabobank Nederland and its affiliated enterprises. The Supervisory Board shall moreover supervise compliance with the provisions of the law, the Articles of Association and the by-laws. It shall assist the Executive Board by offering it its advice. Without prejudice to the provisions of Article 19, paragraph 1, the members of the Supervisory Board in the performance of their duties shall promote the interests of Rabobank Nederland and its affiliated enterprises.

2. The Supervisory Board shall examine the annual report, financial statements and other information to be submitted to the General Meeting every year and shall report its findings to this meeting.
3. In addition to the duties and powers assigned to the Supervisory Board elsewhere in these Articles of Association, the Supervisory Board shall have the following duties and powers:
   a. to appoint, suspend and dismiss members of the Executive Board, with due observance of the provisions of Article 52, paragraphs 2 and 4, and the last sentence of Article 43, paragraph 4 under 6;
   b. to designate the chairman and the deputy chairman or chairmen of the Executive Board in accordance with the provisions of Article 52, paragraph 2;
   c. to set the remuneration and other employment conditions for the members of the Executive Board in accordance with the provisions of Article 52, paragraph 3;
   d. to designate one or more temporary directors in the event of any vacancies or prolonged absences and to take measures in the event of any vacancies, all in accordance with Article 52, paragraph 5;
   e. to grant approval as referred to in Article 56;
   f. to convene the General Meeting, the Central Delegates Assembly Meeting and the Regional Delegates Assembly Meetings, or have them convened, in accordance with the provisions of Articles 21, 32 and 64;
   g. to rule as board of appeal on the cases laid down by or pursuant to these Articles of Association, as well as on disputes as referred to in Article 71;
   h. to lay down guidelines that shall be binding on the Executive Board in the performance of its duties.
4. The Supervisory Board shall hold regular meetings with the Executive Board on the main policy aspects.
5. The Executive Board shall promptly provide the Supervisory Board with all the information required for the performance of its duties.
6. The Supervisory Board may appoint one or more committees from among its members, with the composition, duties and working procedures of these committees being laid down in regulations.

Article 42.

1. The Supervisory Board shall keep itself informed on the course of affairs at Rabobank Nederland. The Supervisory Board as well as each and every individual member of the Supervisory Board is authorized to request all information he requires.
2. The Supervisory Board and members of the Supervisory Board designated according to its regulations are authorized:
   a. to examine at any time the accounting records, as well as any other records, documents, data carriers and securities deposited with Rabobank Nederland, or to have them examined;
   b. to obtain, as part of its supervisory duties, the assistance of an internal or external expert to be designated by the Supervisory Board for both the supervision in general and the examination of the documents referred to in Article 41, paragraph 2, and of the proposal for the appropriation of profit referred to in Article 69.

Board membership and appointment.

Article 43.

1. The Supervisory Board shall consist of at least seven natural persons. The number of members of the Supervisory Board shall be determined by the General Meeting, with due observance of the provisions of the previous sentence.
2. Without prejudice to the provisions of Article 60, members of the Supervisory Board shall not be:
   a. persons in the employ of Rabobank Nederland or of a member of Rabobank Nederland;
   b. persons in the employ of a Dependent Company;
   c. managers and persons in the employ of an employees organisation involved in determining the conditions of employment of the persons referred to under a and b;
   d. members of the Supervisory Board or of the management or the Executive Board under the Articles of Association of a member of Rabobank Nederland.
3. The General Meeting shall adopt the profile of the Supervisory Board as proposed by the Supervisory Board following consultation with the Committee on Confidential Matters.
4. 1. The members of the Supervisory Board shall be appointed by the General Meeting on the nomination of the Supervisory Board.
      The Committee on Confidential Matters advises the chairman of the Supervisory Board in respect of the candidate to be proposed.
   2. The General Meeting, the Executive Board and the Employees Council shall be authorised to recommend persons to the Supervisory Board to be nominated for membership of the Supervisory Board. To that end, the Supervisory Board shall inform them in good time as to when and in consequence whereof a vacancy on the Supervisory Board has to be filled.
   3. The Supervisory Board shall inform the General Meeting, the Central Delegates Assembly Meeting, the Executive Board and the Employees Council of the name of the person it has nominated.
   4. When a person is recommended or nominated for appointment to the Supervisory Board, the candidate's age, profession and the positions which he holds, or held in the past, insofar as these are of importance for the performance of a Supervisory Board member's duties, shall be stated, together with the names of the legal entities for which he already acts as a Supervisory Board member or as a Supervisory Director; if these include legal entities which form part of the same group, stating the name of group shall be sufficient. The reasons for the recommendation and the nomination must be provided.
   5. The General Meeting shall appoint the person nominated, unless the Employees Council, within two months after the notification as referred to in this paragraph under 3 has been received, or the General Meeting itself, no later than at the first meeting after those two months, objects to the nomination:
      a. on the grounds that the provisions of this paragraph under 2, second sentence, or under 3 have not been duly observed;
      b. on the grounds of the expectation that the person nominated shall be unfit for the performance of a Supervisory Board member's duties; or
      c. on the grounds of the expectation that, in the event of an appointment as intended, the Supervisory Board shall not be properly composed.

      The Supervisory Board shall be informed of the objection and the reasons for it.

A decision to object by the General Meeting is taken by an absolute majority of the valid votes cast.

6. Notwithstanding an objection by the Employees Council, the nominee may be appointed if the Corporate Division of the Amsterdam Court of Appeal declares the objection unfounded at the request of a representative appointed for that purpose by the Supervisory Board.
   At his request, the Corporate Division shall appoint the nominee if the General Meeting has raised an objection or has not appointed him at its meeting convened for that purpose, unless the Corporate Division considers an objection of the General Meeting well-founded. A nominee so appointed shall not have the right to vote on resolutions concerning the appointment, suspension or dismissal of members of the Executive Board.
7. A defence may be put forward by a representative appointed for that purpose by the General Meeting or by the Employees Council that raised the objection referred to under section 5 of this paragraph.
8. For the application of this Article, the Employees Council shall be understood to mean the Employees Council of Rabobank Nederland or of a Dependent Company. If there are two or more Employees Councils, these shall be equally competent. The Employees Council shall not pass a resolution as referred to in this Article without having consulted the Executive Board or the management of the Dependent Company at least once.

5. The Supervisory Board shall designate a chairman and a secretary from among its own members. It shall also designate their respective deputies.
6. A member of the Supervisory Board shall resign from office no later than at the end of the first General Meeting following a period of four years since his last appointment to the Supervisory Board. Every year, where possible, one quarter of the members of the Supervisory Board shall resign in accordance with a rotation schedule drawn up by the Board. A resigning member of the Supervisory Board shall be eligible for immediate reappointment. A member of the Supervisory Board who has been appointed to replace a member of the Supervisory Board who has resigned ahead of schedule shall take the place of his predecessor in the rotation schedule, unless otherwise decided at the time of his appointment. The provisions of this paragraph are without prejudice to the provisions of paragraph 7 of this Article.
7. The maximum period of office of a member of the Supervisory Board is twelve years. If a member of the Supervisory Board has been a member for twelve years, he shall resign no later than at the end of the first General Meeting following the date on which his membership has lasted twelve years.
8. The Committee on Confidential Matters shall set the remuneration of members of the Supervisory Board.

Suspension and dismissal.

Article 44.

A representative designated by the Supervisory Board, by the General Meeting or by the Employees Council shall be authorised to request the Corporate Division of the Amsterdam Court of Appeal to dismiss a member of the Supervisory Board because he has neglected his duties, because of other important reasons or because of a radical change in the circumstances on the

grounds of which maintaining his Supervisory Board membership may not reasonably be required of Rabobank Nederland.
A member of the Supervisory Board may only be suspended by the Supervisory Board.
The suspension shall lapse by operation of law if within one month after the beginning of the suspension no request as referred to in the first sentence of this paragraph has been made to the Corporate Division.
The provisions of Article 43, paragraph 5 under 8, shall apply mutatis mutandis.

Meetings.

Article 45.

1. The Supervisory Board shall meet at least six times a year. Furthermore, it shall meet as often as the chairman considers this to be in the interest of Rabobank Nederland, or if at least one third of the Board members have asked him to convene a meeting of this Board. The Supervisory Board shall also meet if the chairman of the Executive Board so requests.
2. Supervisory Board meetings shall be convened by its chairman, with due observance of an eight-day period of notice. In the case of an emergency, this period may be reduced to three working days. If the chairman, after receiving a request as referred to in the preceding paragraph of this Article, has not sent a notice convening the meeting within three working days, the petitioners themselves may proceed to convene the meeting.

Attendance.

Article 46.

The members of the Executive Board shall attend the meetings of the Supervisory Board, unless the Supervisory Board decides otherwise.

Resolutions.

Article 47.

1. Without prejudice to the provisions of paragraph 4 of this Article, the Supervisory Board shall be authorised to pass resolutions if at least half of its members are present or represented. Members of the Supervisory Board may grant a written power of attorney to another member of the Supervisory Board to represent them at meetings. A member of the Supervisory Board may represent only one other member of the Supervisory Board.
2. All resolutions shall be passed by an absolute majority of valid votes cast. If no resolution can be passed because no absolute majority is reached in the first ballot, a second ballot shall be held. If no absolute majority is reached in the second ballot either, the provisions of Article 25, paragraphs 3 shall apply mutatis mutandis to voting on the appointment of persons.
3. Blank votes shall be considered not to have been cast.
4. The Supervisory Board shall also be authorised to pass resolutions without holding a meeting, provided this is done by letter, fax or other form reproducible in writing, and provided that at least half of the current members vote in favour of the resolution in question. Such a resolution shall be signed by the Secretary in the register of minutes and its passing shall be communicated to all members of the Supervisory Board and all members of the Executive Board.
5. Minutes of the proceedings at the meeting shall be kept by one or more secretaries designated by the Supervisory Board, but not necessarily members of the Board. If voting is by ballot, the secretary or secretaries shall also count the votes.

Regulations.

Article 48.

With due observance of these Articles of Association, the Supervisory Board shall have the right to draw up regulations in which the rules governing its duties and activities are specified in detail.

The Executive Board.

Duties.

Article 49.

1. Subject to any limitations laid down in the Articles of Association, the Executive Board shall conduct the management of Rabobank Nederland
2. In addition to the duties and powers assigned to the Executive Board elsewhere in these Articles of Association, the Executive Board shall have the following duties and powers:
   a. to enter into collective labour agreements;
   b. to make agreements as referred to in Article 14, paragraph 1, under d (third sentence), and to bind the members to binding rules as referred to in Article 14, paragraph 1 under k (second sentence);
   c. to decide on the granting of approval of the Articles of Association and the by-laws of members
   d. to decide on the termination of and expulsion from membership;
   e. to grant exemption, approval and/or make a decision as referred to in Article 14, paragraph 1;
   f. to grant approval as referred to in Article 5 under c;
   g. to grant exemption as referred to in Article 5 under e;
   h. to pass resolutions to reduce the resignation fee payable upon termination of membership;
   i. to submit proposals for amending or re-adopting the Model Articles of Association and the Model By-Laws of the Member Banks;
   j. to submit proposals for amending the regulations of the Central Delegates Assembly Meeting and the regulations of the Regional Delegates Assemblies;
   k. to convene the General Meeting, the Central Delegates Assembly Meeting and the Regional Delegates Assembly Meetings, or have them convened, in accordance with the provisions of Articles 21, 32 and 64;
   l. to adopt the policy to be conducted with due observance of the provisions of Article 27, paragraph 1 under c, Article 56,-paragraph 1 under n, and Article 57, paragraph 2 under a;
   m. to submit proposals as referred to in Article 27, paragraph 1;
   n. to consult the Central Delegates Assembly Meeting on the setting up of the committees referred to in Article 29, paragraph 1, as well as on the adoption of or amendments to the regulations of these committees;
   o. to appoint an additional manager or director in accordance with the provisions of Article 50;
   p. to decide on the assignment of a member to a different Regional Delegates Assembly on the prior recommendation of the Regional Delegates Assembly Boards concerned;
   q. to approve Legal Mergers, Corporate Mergers and Legal Divisions to which one or more members are party;

r. to designate one or more temporary managers or members of the Executive Board under the Articles of Association if and insofar as the management or Executive Board under the Articles of Association respectively of a member is unable to make decisions owing to vacancies in or prolonged absences of members of the management or Executive Board under the Articles of Association respectively – and the Supervisory Board of the member does not provide for the designation of one or more temporary replacements – and to take the necessary measures as quickly as possible to establish a permanent arrangement;

s. (i) to determine, after prior advice from the Central Delegates Assembly Meeting, the way of calculating the annual contribution(s) by each of the members towards the cost of the activities which Rabobank Nederland has undertaken for the benefit of its members or caused to be undertaken by third parties, as well as (ii) to determine, after prior advice from the Central Delegates Assembly Meeting in terms of article 57 paragraph 2 sub-paragraph b, the recharge of the annual contribution(s) of each of the members to the costs.

3. The Executive Board shall have the right to issue Directives to a member in the event of any shortcomings in management by the member in question or for the reasons referred to in Article 14. The member in question shall have the right to appeal to the Supervisory Board by sending a substantiated written appeal within three weeks of the decision referred to in the previous sentence. Lodging the appeal shall have no suspensory effect. The decision of the Supervisory Board, which is binding, shall be made as soon as possible.
4. The Executive Board shall be authorised to approve deviations from the Model Articles of Association and from the Model By-Laws. If the Executive Board withholds its approval as referred to here, the member may appeal to the Supervisory Board by submitting a substantiated written appeal within one month of the decision. The Supervisory Board shall then decide on the further procedure. The decision of the Supervisory Board, which is binding, shall be made as soon as possible.
5. The Executive Board shall take the initiatives it deems necessary or desirable to advance the interests of Rabobank Group.
6. In the performance of its duties, the Executive Board shall be under an obligation to consult regularly with the Supervisory Board.
7. The Executive Board shall be obliged to observe the guidelines laid down by the Supervisory Board.

<u>Article 50.</u>

1. If a member:
   a. is guilty of mismanagement, thereby causing or threatening to cause a considerable financial loss;
   b. is repeatedly guilty of acts which:
      - are prohibited by or pursuant to the law;
      - contravene its own Articles of Association and/or by-laws or those of Rabobank Nederland;
      - contravene resolutions Rabobank Nederland has passed in accordance with its Articles of Association and/or by-laws;

the Executive Board shall be authorised to increase the size of the management or the Executive Board under the Articles of Association of the member by one by appointing respectively an additional manager or director.

2. The Executive Board shall inform the member by registered letter of the reasons for the appointment, as well as the name, title and address of the appointed executive, and the effective date and planned duration of the appointment.
3 The additional manager or director may be appointed for a maximum period of two years only. This period may be extended only once by a further maximum period of two years. Members of and officers reporting to the regional management of the region to which the member reports may not be appointed as additional managers or directors.
4. The Executive Board shall be authorised at all times to dismiss any additional manager or director from his office, or replace him by someone else.
5. a. A decision of the Executive Board to appoint or replace an additional manager or director shall be open to appeal to the Supervisory Board within two weeks after the notification of the appointment or replacement has been sent. Lodging an appeal shall have no suspensory effect. The decision of the Supervisory Board, which is binding, shall be made as soon as possible.
   b. Paragraph 6 under a and b shall not apply to resolutions passed to lodge an appeal and to the representation of the member at the appeal proceedings.
6. For the period that an additional manager or director is in office at a member, the following rules shall apply:
   a. for a decision by the management or Executive Board under the Articles of Association to be legally valid, the approval of respectively the additional manager or director shall be required;
   b. the member shall be represented by the additional manager or director and one or more other members of the management or one or more members of the Executive Board respectively acting jointly;
   c. the additional manager or director may not be suspended or dismissed by the Supervisory Board or the General Meeting of the member.
7. The appointment of an additional manager or director implies that the duties and powers of the managing director and the Executive Board under the Articles of Association may only be exercised by the management or Executive Board, including the additional manager or director respectively, during the period that the additional manager or director is in office, unless the management or Executive Board decides otherwise subject to the approval of respectively the additional manager or director.

<u>Provision of information.</u>

<u>Article 51.</u>

Without prejudice to the provisions of Article 42, the Executive Board shall allow inspection of the accounting records and other documents and shall provide information whenever this is requested by the Supervisory Board.

<u>Board membership and appointment.</u>

<u>Article 52.</u>

1. The Executive Board shall consist of at least two members. The number of members of the Executive Board shall be set by the Supervisory Board, with due observance of the provisions of the previous sentence. Only natural persons shall be eligible for appointment.

2. The members of the Executive Board shall be appointed by the Supervisory Board, with due observance of the provisions of the last sentence of Article 43, paragraph 4 under 6. In deviation from the provisions of Book 2, Section 37, paragraph 7, of the Netherlands Civil Code, a chairman and one or more deputy chairmen shall be designated by the Supervisory Board from the Executive Board.
3. The remuneration and other terms of employment of the members of the Executive Board shall be set by the Supervisory Board.
4. A member of the Executive Board may at all times be suspended or dismissed by the Supervisory Board with due observance of the contents of the last sentence of Article 43, paragraph 4 under 6. A resolution to suspend a member shall state the period for which it is valid. If no other resolution is passed within this period, the suspension shall lapse.
5. In the event of any vacancies for or prolonged absences by one or more members of the Executive Board, the remaining members or member of the Executive Board shall be temporarily responsible for the management duties. In the event of vacancies for or prolonged absence by all members of the Executive Board, the Supervisory Board shall be temporarily responsible for the management duties; the Supervisory Board is then authorised to designate one or more persons to act as temporary directors. In the event of vacancies, the Supervisory Board shall take the necessary steps as quickly as possible to establish a permanent arrangement.

Procedures for convening a Meeting.

Article 53.

1. The meetings of the Executive Board shall be convened and presided over by the chairman or, in the event of his absence, by one of the deputy chairmen or, in the event of the latter's absence, by the most senior member.
2. The chairman of the Executive Board is obliged to convene a meeting of the Executive Board if two or more other members of the Executive Board so request, in which case the meeting shall be held within eight days or within a longer period to be determined by the petitioners.

Resolutions.

Article 54.

1. The Executive Board shall pass resolutions by an absolute majority of the valid votes cast. If the votes are equally divided, the chairman shall have the deciding vote, unless one or more members of the Executive Board object to this. In that case, the matter shall be submitted to the Supervisory Board for it to decide.
2. The Executive Board shall also be authorised to pass resolutions without holding a meeting, provided this is done by letter, fax or other form reproducible in writing, and provided that at least half of the current members vote in favour of the resolution in question. Such a resolution shall be signed by the Secretary in the register of minutes and its passing shall be communicated to all members of the Executive Board.

Minutes.

Article 55.

Minutes of the proceedings at the meeting shall be kept by one or more secretaries designated by the Executive Board, but not necessarily members of the Board. If voting is by ballot, the secretary or secretaries shall also count the votes.

Approval by the Supervisory Board.

Article 56.

1. The approval of the Supervisory Board shall be required for the following resolutions of the Executive Board:
   a. the issuing of debt instruments by Rabobank Nederland or by a limited or general partnership of which Rabobank Nederland is a fully liable partner, as well as the application for the quotation or withdrawal of the quotation of such debts instruments on the price list of any stock exchange;
   b. entering into or severing any long-term cooperation of Rabobank Nederland or a Dependent Company with another legal entity or company or as a fully liable partner in a limited or general partnership if the cooperation or severance is of strategic importance to Rabobank Nederland;
   c. the acquisition of a participating interest by Rabobank Nederland or a Dependent Company in the capital of a company, if the value of the participating interest is at least one hundred and twenty-five million euro (EUR 125,000,000) or, if this is lower, at least one quarter of the amount of Rabobank Nederland's own funds according to its balance sheet with notes, as well as a significant increase or decrease in such a participating interest;
   d. additions and disposals involving an amount equal to or greater than one hundred and twenty-five million euro (EUR 125,000,000) or, if this is lower, equal to or more than one quarter of the amount of Rabobank Nederland's own funds according to its balance sheet with notes;
   e. proposals for amending the Articles of Association or by-laws of Rabobank Nederland;
   f. proposals for dissolving Rabobank Nederland, petitions for bankruptcy and applications for a moratorium on payments;
   g. the termination of employment of a considerable number of employees of Rabobank Nederland or of a Dependent Company either simultaneously or within a short period of time;
   h. radical changes in the working conditions of a considerable number of employees of Rabobank Nederland or of a Dependent Company;
   i. the purchasing, alienation, encumbering, hiring or letting of movable and immovable property and the construction of buildings on behalf of Rabobank Nederland if this would entail exceeding a limit set in the by-laws;
   j. proposals to the General Meeting for Legal Mergers or Legal Divisions to which Rabobank Nederland is a party;
   k. waivers of the right of recourse as referred to in Article 18, paragraph 2;
   l. proposals to the General Meeting on the issuing of shares in accordance with Article 15, paragraph 1;
   m. appointment of directors of Rabobank Nederland;
   n. adoption of the policy plans and budget each year;
   o. adoption of regulations as referred to in Article 59;
   p. other matters clearly referred to in a resolution of the Supervisory Board.
2. The absence of the Supervisory Board's approval of a resolution as referred to in paragraph 1 of this Article shall not affect the power of representation of the Executive Board or its members.

Advice from and approval by the Central Delegates Assembly Meeting.

Article 57.

1. Advice from the Central Delegates Assembly Meeting shall be required for resolutions by the Executive Board:
   a. as referred to in Article 56, paragraph 1 under b, if the cooperation or severance is of essential importance to Rabobank Nederland and/or its members;
   b. as referred to in Article 56, paragraph 1 under c, if an amount is involved of at least two hundred and fifty million euro (EUR 250,000,000);
   c. as referred to in Article 56, paragraph 1 under d, if an amount is involved of at least two hundred and fifty million euro (EUR 250,000,000);
   d. regarding a Legal Merger or Legal Division to which Rabobank Nederland is a party as referred to in Article 56, paragraph 1 under j;
   e. as referred to in Article 49, paragraph 2 sub-paragraph s under (i).
2. The prior approval of the Central Delegates Assembly Meeting is required for:
   a. the proposals on the policy for the Business of Member Banks presented each year by the Executive Board to the Central Delegates Assembly Meeting; the Central Delegates Assembly Meeting evaluates these proposals against the principles referred to in Article 27, paragraph 1 under c;
   b. the proposed resolution of the Executive Board to adopt the budget of Rabobank Nederland insofar as this concerns the Business of Member Banks.

Representation, mandate, power of attorney and proxy.

Article 58.

1. The Executive Board shall be authorised to represent Rabobank Nederland. The power of representation may also be exercised by two members of the Executive Board acting jointly.
2. If a member of the Executive Board privately concludes an agreement with Rabobank Nederland (not including the concluding or amending of agreements that Rabobank Nederland would normally conclude with employees subject to the normal terms and conditions that also apply to other employees) or privately institutes any legal proceedings against Rabobank Nederland, Rabobank Nederland may be represented by a member of the Supervisory Board designated by the Supervisory Board for the purpose. Likewise, the General Meeting can designate one or more persons to represent Rabobank Nederland in all cases where Rabobank Nederland has a conflict of interest with one or members of the Executive Board or the Supervisory Board. Such persons may also be Executive Board members involved in the conflict of interest. If a member of the Executive Board has a conflict of interest with Rabobank Nederland other than as described in the first sentence of this paragraph, he and any other member of the Executive Board shall remain authorised to represent Rabobank Nederland with due observance of the provisions of paragraph 1 of this Article.
3. The Executive Board shall be authorised to grant a mandate, power of attorney or proxy.
4. The powers referred to in paragraph 3 shall be granted in writing, stating the acts to which they apply. The Executive Board shall be authorised at all times to change or revoke the powers granted.

Regulations.

Article 59.

With the approval of the Supervisory Board and with due observance of these Articles of Association, the Executive Board shall draw up regulations in which the rules governing its duties and activities are specified in detail. Furthermore, with the approval of the Supervisory Board, the Executive Board shall allocate its activities among its members, whether by the regulations or otherwise.

Incompatible offices.

Article 60.

Without prejudice to the provisions elsewhere in these Articles of Association concerning appointment, the provisions below shall apply. Members of the Supervisory Board, the Executive Board and the Central Delegates Assembly Meeting may not be members of more than one of these bodies at the same time.

Members of the Executive Board may not, in addition to their membership of this body, hold any office with a member. Finally, members of the Supervisory Board and the Executive Board may not hold any office with a credit institution within the meaning of the Financial Supervision Act that is not in any way affiliated to Rabobank Nederland.

4 Regional Delegates Assemblies, Regional Delegates Assembly Meetings and Regional Delegates Assembly Boards

Division into Regional Delegates Assemblies.

Article 61.

1. The members of Rabobank Nederland are divided into groups, as determined by the General Meeting, which are referred to in these Articles of Association as Regional Delegates Assemblies.
2. The members of a Regional Delegates Assembly shall hold meetings - known as Regional Delegates Assembly Meetings – to discuss the interests of the members of the Regional Delegates Assembly, with due observance of the common interests of all members of Rabobank Nederland.
3. In the event of a member requesting to join another Regional Delegates Assembly, the Executive Board shall be authorised to grant such a request, subject to prior advice from the Regional Delegates Assembly Boards concerned.

Board membership of Regional Delegates Assemblies.

Article 62.

1. With due observance of the provisions of Article 60, a Regional Delegates Assembly Meeting shall appoint a Board which shall consist of six persons, four of whom shall be appointed from the members appointed by the General Meetings or members' councils of the Member Banks of the Regional Delegates Assembly concerned to the management or Supervisory Board, and the other two from the managing directors or members of the Boards of Directors under the Articles of Association of Member Banks of the Regional Delegates Assembly concerned.
2. The chairman of a Regional Delegates Assembly Board shall be appointed to this position.
3. The members of a Regional Delegates Assembly Board shall be drawn from six different member banks of the Regional Delegates Assembly concerned.
4. The Regional Delegates Assembly Board shall organise the activities of the Regional Delegates Assembly concerned. The chairman shall preside over the Regional Delegates Assembly Meeting and Regional Delegates Assembly Board Meeting concerned.

5. The Regional Delegates Assembly Board shall appoint a secretary, who shall act as such for both the Board and the Regional Delegates Assembly Meeting.

Opinion to be obtained from the Regional Delegates Assembly Board.

Article 63.

Where these Articles of Association provide that the opinion of the Regional Delegates Assembly or of the Regional Delegates Assembly Meeting shall be obtained, this opinion may also be given by the Regional Delegates Assembly Board, if this is considered desirable by this Board in consultation with the Executive Board.

Procedures for convening a Meeting.

Article 64.

1. The Regional Delegates Assembly Meeting shall be convened by the chairman of the Regional Delegates Assembly Board concerned.
   The chairman of the Regional Delegates Assembly Board is obliged to convene the meeting:
   a. whenever the Regional Delegates Assembly Board considers this desirable;
   b. if so requested in writing by at least such number of members as is authorised to cast one tenth of the votes at the Regional Delegates Assembly Meeting;
   c. if the Supervisory Board or the Executive Board so requests.
2. If the Regional Delegates Assembly Meeting is convened, the Regional Delegates Assembly Board shall notify the Executive Board simultaneously with the notice convening the meeting, stating the items to be discussed.

Article 65.

1. The Regional Delegates Assembly Meeting shall be convened by written notice.
   There must be at least three working days between the day on which the convening notice is sent and the day on which the Regional Delegates Assembly Meeting is to be held.
2. If a request as referred to in Article 64, paragraph 1 under b or c is submitted, the chairman shall ensure that the meeting is held within fourteen days after submission of the request.
3. If, within seven days after the request referred to in the preceding paragraph has been submitted, the chairman has not sent the convening notice, the petitioners themselves may proceed to convene the meeting.

Regulations.

Article 66.

The regulations of the Regional Delegates Assemblies lay down detailed rules on among other matters the composition of the Regional Delegates Assembly Boards, passing of resolutions by Regional Delegates Assembly Meetings, the number of votes that may be cast by each member, the representation of each member, the right to attend Regional Delegates Assembly Meetings, and the organisation and procedures of Regional Delegates Assembly Meetings, including the keeping of minutes of the proceedings at Regional Delegates Assembly Meetings.

Attendance fees.

Article 67.

The Central Delegates Assembly Meeting shall issue guidelines to the Regional Delegates Assembly Meetings to serve as a basis for fixing the fees for attending the Regional Delegates Assembly Board Meetings. The Regional Delegates Assemblies themselves shall provide the funds from which the said fees shall be paid.

5 Financial statements and profit appropriation

Rendering of account.

Article 68.

1. The financial year coincides with the calendar year.
2. Every year, before the first of July, the Executive Board shall render account of its management activities in the previous financial year at the General Meeting.
3. The Executive Board shall be responsible for compiling the documents referred to in Article 41, paragraph 2. The Executive Board shall also prepare a proposal for the appropriation of profit.
4. The documents referred to in paragraph 3 shall be submitted for examination to the Supervisory Board before the first of April.
5. The financial statements, once they have been compiled, shall be signed by the members of the Supervisory Board and the Executive Board. If the signature or signatures of one or more of them is lacking, that fact and the reasons for it shall be stated.
6. The documents referred to in Article 41, paragraph 2, as well as the report stating the findings of the Supervisory Board, shall be sent to the members no later than fourteen days before the day on which the General Meeting referred to in the second paragraph of this Article is held and shall be made available for inspection by the members at the offices of Rabobank Nederland. An auditors' report issued by an external *registeraccountant* shall also be submitted with these documents.
7. The financial statements shall be adopted at the General Meeting referred to in paragraph 2. The decision to adopt shall be taken by an absolute majority of the valid votes cast.

Dividend.

Article 69.

From the profit, a dividend on the shares may be distributed to the holders of shares as at the thirty-first of December of the financial year in respect of which the dividend on the shares is distributed. The dividend on the shares shall be determined, on the proposal of the Executive Board, by the General Meeting. The profit then remaining shall, on the proposal of the Executive Board, be used by the General Meeting to improve the solvency position of Rabobank Nederland. The decision to determine the dividend on the shares as well as the decision to allocate further profit shall be taken by an absolute majority of the valid votes cast.

Reserves.

Article 70.

During the existence of Rabobank Nederland, the reserves shall not be distributed among the members, neither in whole nor in part. If it should be decided to wind up the business of Rabobank Nederland with a view to having it continued by another legal entity or institution, these reserves shall accrue to that other legal entity or institution.

6 Professional code of conduct and settlement of disputes

Article 71.

1. Pursuant to the rules and regulations laid down by these Articles of Association, the Supervisory Board may be designated as a board of appeal and rules may be issued on the procedure to be followed.
2. In the event of any dispute arising between two or more members of Rabobank Nederland, for the settlement of which these Articles of Association do not provide otherwise, the parties concerned may apply to the Supervisory Board in order to have their dispute settled by way of a binding advice. In any such case, the request for settlement of the dispute shall

be brought to the notice of the Supervisory Board by all the parties in writing, stating the reasons for the positions taken by each of them. The Supervisory Board shall then decide on the procedure to be followed. The decision of the Supervisory Board, which is binding, shall be made as soon as possible.

7 Amendment of the Articles of Association, Legal Merger, Legal Division and dissolution

Amendment of the Articles of Association, Legal Merger And Legal Division.

Article 72.

1. These Articles of Association may be amended by the General Meeting at a meeting at which at least as many members are present or represented as required to cast two thirds of the votes which could at most be cast at a full meeting.
2. If the required number of members is not present or represented, another General Meeting shall be convened within one month, which meeting shall be held within two months after the date of the notice. This second meeting, which need not be preceded by a Central Delegates Assembly Meeting, shall be authorised to pass a resolution to amend the Articles of Association, regardless of the number of members present or represented at the meeting.
3. If a General Meeting is convened to amend the Articles of Association, the convening notice for the meeting shall state that such an amendment is to be proposed.
4. The persons convening a General Meeting to propose an amendment to the Articles of Association shall deposit a copy of the proposal, containing the verbatim text of the proposed amendment at the offices of Rabobank Nederland for inspection by any member, no later than on the fifth day before the meeting until the end of the day on which the meeting is to be held. Failing this, no resolution on the proposal may be passed, unless all the members are present or represented and the resolution to amend the Articles of Association is passed unanimously.
5. A resolution to effect a Legal Merger or a Legal Division shall be passed in the same manner as described in this Article for a resolution to amend the Articles of Association.

Dissolution.

Article 73.

1. A resolution to dissolve Rabobank Nederland may be passed in the same manner as described in Article 72 for a resolution to amend the Articles of Association, regardless of whether or not such dissolution is effected with a view to having Rabobank Nederland's business continued by another legal entity or institution.
2. If Rabobank Nederland is dissolved with a view to having its business continued by another legal entity or institution, it shall transfer all its assets and liabilities without liquidation. In other cases of dissolution, the provisions of the following paragraphs of this Article shall apply.
3. The liquidation shall be effected by the Executive Board, unless the General Meeting designates other liquidators.
4. During the liquidation, the provisions of these Articles of Association shall remain in force as far as possible and insofar as they are not contrary to the nature of the liquidation, provided that, in case the General Meeting should appoint other liquidators than the members of the Executive Board, the powers and duties assigned by the Articles of Association to the Executive Board shall be transferred to such other liquidators.

5. Upon completion of the liquidation, and also at the end of each calendar year if the liquidation takes more than a year, the liquidators shall render account to the General Meeting.
6. The agenda for the General Meeting that includes the rendering of account referred to in paragraph 5 of this Article shall also include as an agenda item the endorsement of the conduct of affairs by the liquidators and, insofar as is necessary, by the Executive Board.
7 Any surplus arising from the liquidation shall first be used as far as possible for repaying the nominal amount paid up on the shares. Any balance then remaining shall be divided among the members on the basis of the last determined Apportionment Formula.

8 Transitional provisions

I

Notwithstanding Article 1, paragraph b, the Apportionment Formula will initially be determined by the Executive Board in two thousand and eight and this Apportionment Formula will take effect immediately after the acceptance of this Amendment to the Articles of Association (first day of July two thousand and eight) as decided by the General Meeting held on the nineteenth day of June two thousand and eight.

II

Until such time as all necessary juristic acts have been performed to cause all (mortgage) claims of members which are included in the Balance Sheet of Rabohypotheekbank N.V. (the "Portfolios") to be included in the Balance Sheet of the members concerned, the Executive Board, may, notwithstanding Article 1, paragraph e, decide for the application of Article 1, sub-paragraph p, to increase the Balance Sheet Total of a member with the Portfolio of that member held with Rabohypotheekbank N.V. If the Executive Board decides thus, it will inform the Central Delegates Assembly Meeting accordingly.

III

By and upon the execution of this deed all shares issued at the time of execution of this deed with a nominal value of four hundred and fifty-five euro (EUR 455) will lapse, with the simultaneous issue by and upon the execution of this deed of two million four thousand and fifteen (2,004,015) new shares to be issued, each with a nominal value of one thousand euro (EUR 1,000).

IV

If a member on the basis of the Apportionment Formula determined in two thousand and eight is entitled to a lower amount in shares than the amount in shares which the member held prior to the determination of the Apportionment Formula, then notwithstanding the provisions of Article 15, as many shares will be issued to that member as may correspond to the amount in shares which he held prior to the determination of the Apportionment Formula, with rounding off upwards to an amount of one thousand euro (EUR 1,000).

Copies of the documents in evidence of the resolutions of the General Meeting, the approval of the Supervisory Board and the advice rendered by the Central Delegates Assembly, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts

of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.
(signed): M.F.J. Roelofs. C.A. Voogt.

DE BRAUW
BLACKSTONE
WESTBROEK

Versie d.d.
23-5/1-7-2008
RK/MvO/JES/le
F:\ondwerk\ow\ow08\74601440.br.DOC

AKTE VAN STATUTENWIJZIGING
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

Op een juli tweeduizendacht verschijnt voor mij, Mr Corstiaan Anne Voogt, kandidaat-notaris, hierna te noemen "notaris", als waarnemer van de met verlof afwezige Professor Mr Martin van Olffen, notaris met plaats van vestiging te Amsterdam:
Mechtild Francisca Julia Roelofs, wonende te 3404 AX IJsselstein, Tuinensingel 34, geboren te 's-Hertogenbosch op dertien augustus negentienhonderdzestig, van wie de identiteit is vastgesteld aan de hand van paspoort met nummer NH9302907.
De comparante verklaart dat op negentien juni tweeduizendacht door de algemene vergadering van de coöperatie: **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.**, statutair gevestigd te Amsterdam en met adres: 3521 CB Utrecht, Croeselaan 18, op voorstel van de raad van bestuur, gedaan met goedkeuring van de raad van commissarissen, is besloten de statuten van die coöperatie te wijzigen en de comparante te machtigen deze akte te doen verlijden, alsmede dat aan voormelde algemene vergadering de op negentien maart tweeduizendacht gehouden centrale kringvergadering was voorafgegaan waarin een positief advies werd uitgebracht over het voorstel tot de onderhavige statutenwijziging.
Ter uitvoering van die besluiten van de algemene vergadering verklaart de comparante de statuten van de coöperatie zodanig te wijzigen, dat zij in hun geheel komen te luiden als volgt:

STATUTEN:

1 Algemene bepalingen

Definities.

Artikel 1.

In deze statuten wordt verstaan onder:

a. Aangesloten Bank: een coöperatieve bank die lid is van Rabobank Nederland;
b. Afhankelijke Maatschappij:
(i) een rechtspersoon waaraan Rabobank Nederland of een of meer Afhankelijke Maatschappijen alleen of samen voor eigen rekening ten minste de helft van het geplaatste kapitaal verschaffen;
(ii) een vennootschap waarvan de onderneming in het handelsregister is ingeschreven en waarvoor Rabobank Nederland als vennote jegens derden volledig aansprakelijk is voor alle schulden;
c. Algemene Regels: algemene regels die als zodanig overeenkomstig het in deze statuten bepaalde door de centrale kringvergadering of de raad van bestuur zijn vastgesteld en bindend zijn voor alle Aangesloten Banken;

d. Algemene Aanbevelingen: algemene aanbevelingen die als zodanig overeenkomstig het in deze statuten bepaalde door de centrale kringvergadering zijn vastgesteld en een taakstellend doch niet bindend karakter hebben voor de Aangesloten Banken;

e. Balans of Balanstotaal: de door het bestuur respectievelijk statutaire directie van een Aangesloten Bank opgemaakte enkelvoudige balans of het enkelvoudige balanstotaal van een Aangesloten Bank per ultimo van het laatst verstreken boekjaar, of indien aanwezig, de door het bestuur van een Aangesloten Bank opgemaakte geconsolideerde balans of het geconsolideerde balanstotaal per ultimo van het laatst verstreken boekjaar, tenzij anders is vermeld;

f. Bedrijfsfusie: de overdracht van een onderneming of een deel daarvan door een activa/passiva overdracht;

g. Juridische Fusie: de fusie in de zin van artikel 309 van Boek 2 van het Burgerlijk Wetboek;

h. Juridische Splitsing: de splitsing in de zin van artikel 334a van Boek 2 van het Burgerlijk Wetboek;

i. Model Huishoudelijk Reglement: de door de algemene vergadering van Rabobank Nederland laatstelijk vastgestelde modellen voor het huishoudelijk reglement voor de Aangesloten Banken en voorgaande modellen van het Model Huishoudelijk Reglement, indien en voor de duur als door de raad van bestuur daartoe aangewezen;

j. Modelstatuten: de door de algemene vergadering van Rabobank Nederland laatstelijk vastgestelde modellen voor de statuten voor de Aangesloten Banken en voorgaande modellen van de modelstatuten, indien en voor de duur als door de raad van bestuur daartoe aangewezen;

k. raad van commissarissen van een lid: de raad van commissarissen of de raad van toezicht van een Aangesloten Bank;

l. Rabobank Groep: Rabobank Nederland en de met haar in een groep verbonden rechtspersonen en vennootschappen, waaronder begrepen haar dochtermaatschappijen, de Aangesloten Banken en de dochtermaatschappijen van de Aangesloten Banken;

m. Rabobank Nederland: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.;

n. Voorschriften: voorschriften die door de raad van bestuur van Rabobank Nederland aan een individuele Aangesloten Bank worden gegeven ingeval van minder juist beheer of op de gronden als genoemd in artikel 14 van deze statuten;

o. Wet financieel toezicht: Wet op het financieel toezicht of krachtens die wet op Rabobank Nederland of een Aangesloten Bank van toepassing zijnde regelgeving, of de wet- en regelgeving die daarvoor in de plaats is getreden;

p. Verdeelsleutel: de formule waarmee de onderlinge procentuele verhouding tussen de leden eens per drie jaar voor één juni door de raad van bestuur wordt vastgesteld:

$$V = \frac{A+B+C}{3}$$

V = Verdeelsleutel

A = procentuele verhouding tussen de som van de Balanstotalen van een lid in de drie jaren voorafgaand aan het jaar van vaststelling van de Verdeelsleutel, en de som van de Balanstotalen van alle leden in de drie jaren voorafgaand aan het jaar van vaststelling van de Verdeelsleutel;

B = procentuele verhouding tussen de som van de bancaire kernvermogens van een lid in de drie jaren voorafgaand aan het jaar van vaststelling van de Verdeelsleutel, en de som van de bancaire kernvermogens van alle leden in de drie jaren voorafgaand aan het jaar van vaststelling van de Verdeelsleutel;

C = procentuele verhouding tussen de som van de commerciële resultaten van een lid in de drie jaren voorafgaand aan het jaar van vaststelling van de Verdeelsleutel, en de som van de commerciële resultaten van alle leden in de drie jaren voorafgaand aan het jaar van vaststelling van de Verdeelsleutel;

en in aanmerking nemend dat:

(i) ingeval van een Juridische Fusie of Bedrijfsfusie de Balanstotalen, bancaire kernvermogens en commerciële resultaten van de bij de Juridische Fusie of Bedrijfsfusie betrokken leden over de jaren vóór de Juridische Fusie of Bedrijfsfusie bij elkaar worden opgeteld;

(ii) ingeval van een Juridische Splitsing de Balanstotalen, bancaire kernvermogens en commerciële resultaten van het splitsende lid over de jaren vóór de Juridische Splitsing zoveel mogelijk naar evenredigheid, vast te stellen door de raad van bestuur, worden opgeteld bij die van de verkrijgende leden respectievelijk in mindering worden gebracht bij het splitsende lid;

(iii) ingeval van een negatieve waarde van het commercieel resultaat in enig jaar van een lid wordt uitgegaan van een nulwaarde in dat jaar;

(iv) de Verdeelsleutel wordt afgerond op twee decimalen;

(v) de invulling van de termen "bancair kernvermogen" en "commercieel resultaat" is voorbehouden aan de raad van bestuur.

Naam en zetel.

Artikel 2.

1. De coöperatie draagt de naam: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. Zij wordt ook genoemd: Rabobank Nederland.
2. Zij is gevestigd te Amsterdam.

Doel en middelen.

Artikel 3.

1. Het doel van Rabobank Nederland is het behartigen van de belangen van de leden. Zij doet dit door:
   a. het bevorderen van de oprichting, instandhouding en ontwikkeling van coöperatieve banken;
   b. de uitoefening van het bankbedrijf in de ruimste zin van het woord, in het bijzonder door op te treden als centrale bank voor haar leden en het uit dien hoofde sluiten van overeenkomsten met de leden;
   c. het ten behoeve van de leden bedingen van rechten en, met inachtneming van hetgeen daartoe in deze statuten is bepaald, het te hunnen laste aangaan van verplichtingen mits deze verplichtingen voor alle leden dezelfde strekking hebben waaronder, doch niet uitsluitend, het ten behoeve van de leden sluiten van collectieve arbeidsovereenkomsten;
   d. het deelnemen in, het voeren van beheer over en het verlenen van diensten aan andere ondernemingen en instellingen, in het bijzonder ondernemingen en instellin-

gen die actief zijn op het gebied van het verzekeringswezen, het kredietwezen, beleggingen en/of andere financiële dienstverlening;

e. het uitoefenen van controle op de leden uit hoofde van de Wet financieel toezicht;
f. het verrichten van (rechts)handelingen die bevorderlijk zijn te achten voor de onder a, b, c, d en e omschreven doeleinden.

2. Rabobank Nederland kan haar werkzaamheden mede tot anderen dan haar leden uitstrekken.

Taak.

Artikel 4.

Het doel van Rabobank Nederland als omschreven in artikel 3 brengt onder meer mee dat het tot haar taak behoort de belangen van haar leden te bevorderen door:

1. de gelden die de leden bij haar deponeren, op verantwoorde wijze te beheren en rendabel te maken;
2. het geven van Algemene Regels, Algemene Aanbevelingen en Voorschriften;
3. het adviseren van haar leden, in het bijzonder met betrekking tot hun functioneren als brede financiële dienstverlener, in het belang van hun leden en klantenrelaties;
4. controle op het beheer en de administratie van de leden, alsook het nemen van initiatieven in het belang van dit beheer en van deze administratie;
5. het verlenen of doen verlenen van rechtskundige bijstand;
6. het verspreiden van kennis en inlichtingen;
7. het verrichten van onderzoek en het ontwikkelen van producten en diensten;
8. het verzorgen van publiciteit;
9. de belangen van de organisatie te dienen bij overheid en bedrijfsleven, waaronder ook het bankwezen;
10. het verlenen van alle overige diensten, welke bevorderlijk zijn voor de instandhouding en ontwikkeling van de leden.

2 Lidmaatschap

Vereisten lidmaatschap.

Artikel 5.

Het lidmaatschap van Rabobank Nederland staat uitsluitend open voor coöperatieve banken die in het bezit zijn van door Rabobank Nederland goedgekeurde statuten, waarin onder meer moet zijn bepaald dat deze coöperatieve bank:

a. iedere verplichting van haar leden om bij haar ontbinding in een tekort bij te dragen, als bedoeld in artikel 55 van Boek 2 van het Burgerlijk Wetboek, heeft uitgesloten overeenkomstig artikel 56 van Boek 2 van het Burgerlijk Wetboek;
b. zich zal houden aan de Algemene Regels en Voorschriften van Rabobank Nederland;
c. voorafgaande schriftelijke goedkeuring van Rabobank Nederland behoeft voor het verlenen van diensten waaruit schulden aan haar kunnen ontstaan, voor effectendienstverlening door de coöperatieve bank, alsmede voor andere, duidelijk te omschrijven, vormen van dienstverlening door de coöperatieve bank, die door Rabobank Nederland in een daartoe strekkend besluit zijn aangewezen, tenzij het betreft geldleningen en kredieten waarbij wordt voldaan aan alle volgende voorwaarden:

- zij worden verstrekt aan een natuurlijk persoon die niet behoort tot het bestuur respectievelijk de statutaire directie, de raad van commissarissen of de medewerkers van de coöperatieve bank;
- deze persoon heeft, na verstrekking van de geldlening of het krediet, in totaal niet meer verplichtingen bij de coöperatieve bank dan een bij huishoudelijk reglement te bepalen bedrag;
- het betreft alleen geldleningen en kredieten met door de coöperatieve bank dagelijks wijzigbare rente en met een opzegtermijn van ten hoogste drie maanden;
- zij dienen gedekt te zijn door voldoende zekerheid, door het bestuur respectievelijk de statutaire directie van de coöperatieve bank te bepalen volgens door Rabobank Nederland gestelde regels;
- de terugbetalingscapaciteit van de geldnemer dient bij het verstrekken te voldoen aan aanvaardbare normen.

d. reserves moet vormen, die niet onder de leden mogen worden verdeeld;
e. behoudens ontheffing door Rabobank Nederland slechts diensten zal verlenen aan personen, zowel natuurlijke personen als rechtspersonen, die wonen (of gaan wonen) dan wel hun beroep of bedrijf uitoefenen (of gaan uitoefenen) binnen een bij huishoudelijk reglement te bepalen werkgebied;
f. de goedkeuring van Rabobank Nederland behoeft voor wijziging van de statuten en van het huishoudelijk reglement;
g. deelneemt aan regelingen waarmee de nakoming van de verplichtingen van de leden en van Rabobank Nederland zelf alsmede van door Rabobank Nederland aangewezen gelieerde instellingen, wordt gewaarborgd;
h. de goedkeuring van Rabobank Nederland behoeft voor:
   - de benoeming van de leden van de statutaire directie respectievelijk het door de raad van commissarissen te benoemen lid van het bestuur;
   - de voordracht tot benoeming van de door de algemene vergadering of de door de ledenraad te benoemen leden van het bestuur en de leden van de raad van commissarissen;
i. een toegevoegd bestuurder respectievelijk toegevoegd directeur zal hebben indien Rabobank Nederland tot de benoeming daarvan overgaat.

Toelating.

Artikel 6.

1. Omtrent de toelating tot lid van Rabobank Nederland beslist uitsluitend de centrale kringvergadering na daaromtrent het advies te hebben gevraagd van de in artikel 19 lid 2 bedoelde kring, te midden van welke de aanvrager is gevestigd, alsmede van de raad van bestuur.
2. De centrale kringvergadering beslist niet tot afwijzing van een aanvraag tot toelating dan nadat zij hieromtrent advies heeft ontvangen van de raad van bestuur. Bij afwijzing door de centrale kringvergadering van een aanvraag tot toelating kan de algemene vergadering niet alsnog tot toelating als lid besluiten.
3. Elk nieuw lid is verplicht, zo spoedig mogelijk na zijn toetreding, een gedagtekende en door hem ondertekende verklaring in het ledenregister van Rabobank Nederland te stellen ten bewijze van zijn toetreding.

4. Bij huishoudelijk reglement kunnen nadere Voorschriften omtrent de aanvraag van het lidmaatschap en de behandeling hiervan worden gegeven.

Einde lidmaatschap.

Artikel 7.

Het lidmaatschap eindigt door:

a. het ophouden van het bestaan van het lid;
b. opzegging door het lid;
c. opzegging door Rabobank Nederland;
d. ontzetting.

Artikel 8.

1. Een lid houdt op te bestaan:
   a. op het tijdstip waarop de vereffening eindigt, tenzij het lid op het tijdstip van zijn ontbinding geen baten meer heeft in welk geval hij ophoudt te bestaan op het tijdstip van ontbinding;
   b. tengevolge van een Juridische Fusie of een Juridische Splitsing waarbij het lid de verdwijnende rechtspersoon is.
2. Het lidmaatschap gaat bij een Juridische Fusie of een Juridische Splitsing niet over op de verkrijgende rechtspersoon, tenzij de raad van bestuur daarvoor zijn voorafgaande goedkeuring heeft verleend.

Artikel 9.

1. Opzegging van het lidmaatschap door het lid kan slechts geschieden, als het besluit daartoe is genomen nadat het oordeel is gehoord van de kring waarbij het lid is ingedeeld, onverminderd het bepaalde in artikel 63.
2. De opzegging kan slechts worden gedaan tegen het einde van het boekjaar en met inachtneming van een termijn van ten minste twaalf maanden.
3. De opzegging kan echter met onmiddellijke ingang geschieden, indien van het lid redelijkerwijze niet kan worden gevergd het lidmaatschap te doen voortduren.
4. De opzegging dient te geschieden door een namens het lid ondertekende, gedagtekende verklaring en wordt bij aangetekende brief aan de raad van bestuur medegedeeld.
5. Een wijziging van de in artikel 14 lid 1 genoemde of krachtens artikel 14 lid 1 vastgestelde verplichtingen van het lid en voorts in het algemeen een wijziging van geldelijke rechten en verplichtingen, vormen geen grond voor onmiddellijke opzegging van het lidmaatschap als bedoeld in artikel 36 lid 3 van Boek 2 van het Burgerlijk Wetboek.
6. Ingeval van Bedrijfsfusie waarbij uitsluitend leden van Rabobank Nederland zijn betrokken, kan het lid zijn lidmaatschap met onmiddellijke ingang per aangetekende brief opzeggen indien, met uitzondering van de ten behoeve van het betreffende lid gestelde bankzekerheden, alle activa en passiva worden overgedragen.
   Ingeval van opzegging als bedoeld in dit lid, blijven de leden 1 en 2 van dit artikel buiten toepassing.

Artikel 10.

1. Het lidmaatschap kan door Rabobank Nederland aan een lid worden opgezegd:
   a. wanneer het lid heeft opgehouden te voldoen aan de vereisten welke door de statuten voor het lidmaatschap worden gesteld;

b. wanneer redelijkerwijze van Rabobank Nederland niet kan worden gevergd het lidmaatschap te laten voortduren. ———

2. Het besluit tot opzegging wordt genomen door de raad van bestuur, na overleg met de commissie spoedzaken uit de centrale kringvergadering. ———
3. De opzegging wordt ten spoedigste bij aangetekende brief en onder opgave van redenen door of namens de raad van bestuur aan het betrokken lid medegedeeld. ———
4. Een lid wiens lidmaatschap krachtens besluit van de raad van bestuur is opgezegd, kan binnen een maand nadat het besluit als bedoeld in lid 3 van dit artikel aan hem is medegedeeld, in beroep gaan bij de raad van commissarissen door indiening van een schriftelijk, gemotiveerd beroepschrift. ———
De raad van commissarissen bepaalt alsdan de te volgen procedure. ———
Gedurende de beroepstermijn en hangende het beroep is het lid in de uitoefening van zijn lidmaatschapsrechten geschorst. ———
5. In geval van opzegging eindigt het lidmaatschap zodra het lid de beroepstermijn ongebruikt heeft laten voorbijgaan dan wel de raad van commissarissen het beroep ongegrond heeft verklaard. ———
De beslissing van de raad van commissarissen wordt zo spoedig mogelijk genomen en is bindend. ———

<u>Artikel 11.</u> ———

1. Het lid kan door de raad van bestuur, na overleg met de commissie spoedzaken uit de centrale kringvergadering, uit het lidmaatschap van Rabobank Nederland worden ontzet: ———
   a. wanneer het handelt in strijd met de statuten, het huishoudelijk reglement of met besluiten van Rabobank Nederland; ———
   b. wanneer het Rabobank Nederland op onredelijke wijze benadeelt. ———
2. Het ontzette lid wordt ten spoedigste bij aangetekende brief en onder opgave van redenen door of namens de raad van bestuur in kennis gesteld van het besluit tot ontzetting. ———
3. Een lid dat krachtens besluit van de raad van bestuur uit het lidmaatschap is ontzet, kan binnen een maand nadat het besluit als bedoeld in lid 2 van dit artikel aan hem is medegedeeld, in beroep gaan bij de raad van commissarissen door indiening van een schriftelijk gemotiveerd beroepschrift. ———
De raad van commissarissen bepaalt alsdan de te volgen procedure. ———
Gedurende de beroepstermijn en hangende het beroep is het lid in de uitoefening van zijn lidmaatschapsrechten geschorst. ———
4. In geval van ontzetting eindigt het lidmaatschap zodra het lid de beroepstermijn ongebruikt heeft laten voorbijgaan dan wel de raad van commissarissen het beroep ongegrond heeft verklaard. ———
De beslissing van de raad van commissarissen wordt zo spoedig mogelijk genomen en is bindend. ———

<u>Artikel 12.</u> ———

1. Zodra het lidmaatschap, om welke reden dan ook, is geëindigd, geschiedt daarvan zo spoedig mogelijk aantekening in het ledenregister naast de naam van het betrokken lid, met vermelding van de datum waarop en de reden waarom beëindiging van het lidmaatschap heeft plaatsgevonden. ———

2. Een door de raad van bestuur gewaarmerkt afschrift van de ledenlijst wordt ten kantore van het handelsregister neergelegd bij de inschrijving van Rabobank Nederland. Binnen een maand na het einde van ieder boekjaar wordt door de raad van bestuur een schriftelijke opgave van de wijzigingen die de ledenlijst in de loop van het boekjaar heeft ondergaan aan de ten kantore van het handelsregister neergelegde lijst toegevoegd, of wordt, indien de Kamer van Koophandel en Fabrieken dit nodig oordeelt, een nieuwe lijst neergelegd.

Rechten en verplichtingen van de leden

Rechten.

Artikel 13.

De leden hebben recht op:

a. deelname aan de algemene vergadering; zij kunnen voorstellen doen, deelnemen aan het overleg en hun stemrecht uitoefenen;
b. toezending van:
   1. de notulen van de laatst gehouden algemene vergadering;
   2. de jaarrekening over het afgelopen boekjaar, opgemaakt overeenkomstig het bepaalde in artikel 68;
c. kosteloze inzage ten kantore van Rabobank Nederland van:
   1. het ledenregister;
   2. de notulen van de algemene vergadering van de laatste dertig jaren;
   3. de jaarrekeningen van de laatste dertig jaren;
d. afschriften of uittreksels van de onder c vermelde stukken, tegen vergoeding van de daarvoor te maken kosten;
e. de dienstverlening van Rabobank Nederland als omschreven in artikel 4 van deze statuten;
f. een aandeel in de winst als omschreven in artikel 69;
g. het gebruik van de naam Rabobank, het beeldmerk daarvan, alsmede het logo van de Rabobank, tenzij dit geschiedt in verband met producten of diensten die naar het oordeel van Rabobank Nederland daarvoor niet in aanmerking dienen te komen.

Verplichtingen.

Artikel 14.

1. De leden hebben, onverminderd het bepaalde in artikel 17 omtrent beëindiging van het lidmaatschap en onverminderd hun aansprakelijkheid ingevolge artikel 18, de volgende verplichtingen:
   a. het lid houdt zich aan de bepalingen van de statuten en het huishoudelijk reglement van Rabobank Nederland alsook aan de besluiten die op grond van deze statuten en het huishoudelijk reglement zijn en worden genomen;
   b. het lid is ook jegens Rabobank Nederland verplicht tot naleving van zijn eigen statuten en reglementen;
   c. het lid is gehouden de door Rabobank Nederland vastgestelde jaarlijkse bijdrage(n) in de kosten van de werkzaamheden welke Rabobank Nederland ten behoeve van haar leden verricht of door derden laat verrichten, te voldoen.
   d. het lid houdt zich aan de Algemene Regels die Rabobank Nederland vaststelt uit hoofde van haar taken krachtens de Wet financieel toezicht.

Het lid houdt zich aan Voorschriften die Rabobank Nederland aan het desbetreffende lid geeft in geval van een (dreigende) overtreding van de Wet financieel toezicht. Een lid is daarnaast gebonden aan (i) toezichtmaatregelen die door de toezichthouder aan Rabobank Nederland in het kader van het gedragstoezicht op grond van de Wet financieel toezicht worden opgelegd, voor zover die op het betreffende lid betrekking hebben, als waren dergelijke maatregelen opgelegd aan dat lid, en aan (ii) verplichtingen die voortvloeien uit afspraken die Rabobank Nederland met de toezichthouder maakt namens het lid uit hoofde van haar taken krachtens de Wet financieel toezicht;

e. het lid houdt zich aan de Algemene Regels en aan de aan het desbetreffende lid gegeven Voorschriften die Rabobank Nederland vaststelt met het oog op implementatie en naleving van andere dan sub d bedoelde toezichtswetgeving en/of regelingen van toezichthouders;

f. het lid houdt zich aan de Algemene Regels en aan de aan het desbetreffende lid gegeven Voorschriften die Rabobank Nederland vaststelt ter bevordering van de integriteit van de Rabobank Groep en de daarin werkzame personen;

g. het lid houdt zich aan de Algemene Regels en aan de aan het desbetreffende lid gegeven Voorschriften die Rabobank Nederland in het belang van haar leden vaststelt inzake het personeelsbeleid alsmede aan door Rabobank Nederland gesloten collectieve arbeidsovereenkomsten;

h. het lid houdt zich aan de Algemene Regels en aan de aan het desbetreffende lid gegeven Voorschriften die Rabobank Nederland op andere dan de in dit artikel genoemde terreinen kan vaststellen in die zeer incidentele gevallen waarbij een uniforme gedragslijn gewenst is in het belang van Rabobank Nederland en haar leden;

i. het lid houdt zich aan de Algemene Regels en aan de aan het desbetreffende lid gegeven Voorschriften die Rabobank Nederland in het belang van haar leden vaststelt inzake de verhoudingen tussen Rabobank Nederland en haar leden en/of de leden onderling;

j. het lid is gebonden aan overeenkomsten die Rabobank Nederland heeft gesloten respectievelijk aan Algemene Regels en aan de aan het desbetreffende lid gegeven Voorschriften die Rabobank Nederland vaststelt ten behoeve van de leden ter zake van de levering van goederen en/of diensten die de bedrijfsvoering van de leden kunnen bevorderen;

k. het lid is gebonden aan overeenkomsten die Rabobank Nederland heeft gesloten respectievelijk aan Algemene Regels en aan de aan het desbetreffende lid gegeven Voorschriften die Rabobank Nederland vaststelt ten behoeve van de leden ter zake van op het bedrijf van de leden betrekking hebbende gedrags- en/of kwaliteitscodes. Daarnaast is het lid gebonden aan in interbancair verband vastgestelde bindende regels en overeenkomsten, waar Rabobank Nederland betrokken, respectievelijk partij bij is;

l. het lid is verplicht deel te nemen aan regelingen die door Rabobank Nederland worden vastgesteld ter waarborging van de continuïteit en soliditeit van de bedrijven van de leden;

m. het lid onthoudt zich, behoudens ontheffing door Rabobank Nederland, van het deelnemen - in welke vorm ook - aan een aan Rabobank Nederland gelijke of gelijksoortige rechtspersoon of instelling;
n. het lid houdt aandelen in Rabobank Nederland overeenkomstig het bepaalde in artikel 15;
o. behoudens ontheffing door Rabobank Nederland zal het lid geen middelen aannemen van banken, al dan niet lid van Rabobank Nederland, noch van andere professionele geldverschaffers;
p. het lid houdt de middelen die niet zijn gebruikt voor geldleningen of kredieten, in rekening-courant aan op een rekening bij Rabobank Nederland voor zover bedoelde middelen niet als kasgeld ter beschikking van het lid dienen te blijven;
q. het lid onthoudt zich van geldverkeer tussen de leden onderling en zal het betalingsverkeer - voor zover dat niet overschrijvingen tussen de cliënten binnen de eigen administratie betreft - uitsluitend leiden over Rabobank Nederland of over een door Rabobank Nederland aan te wijzen instelling, tenzij Rabobank Nederland ontheffing verleent;
r. het lid maakt voor alle transacties in financiële instrumenten, zowel voor rekening van het lid als voor rekening van derden, gebruik van de bemiddeling van Rabobank Nederland of een door deze aan te wijzen instelling, tenzij Rabobank Nederland ontheffing verleent;
s. het lid zendt jaarlijks, binnen een door Rabobank Nederland vast te stellen termijn en in de door deze vast te stellen vorm, de begroting alsook de vastgestelde jaarrekening aan Rabobank Nederland;
t. het lid draagt zorg voor onverwijlde deponering bij Rabobank Nederland, dan wel bij door Rabobank Nederland daartoe aangewezen derden, van de door hem verworven en de aan hem verpande of in open bewaring gegeven geldswaardige papieren, zulks echter met uitzondering van geldswaardige papieren afgegeven door Rabobank Nederland of door instellingen waarin Rabobank Nederland een meerderheidsdeelneming heeft;
u. het lid zal in het kader van het coöperatief georganiseerde bankwezen een goede samenwerking met de overige leden van Rabobank Nederland bevorderen.
Het onthoudt zich van iedere vorm van acquisitie gericht op personen of bedrijven die wonen respectievelijk gevestigd zijn in het werkgebied van een ander lid, tenzij daartoe de toestemming is verkregen van het desbetreffende lid en van Rabobank Nederland; het lid zal – ingeval het bestuur van de in artikel 19 lid 2 bedoelde kring waartoe het lid behoort dan wel van de naburige kring tot het oordeel is gekomen dat de harmonie in de verhouding tussen het lid en een of meer andere leden op het punt van de werkgebieden als bedoeld in artikel 5 sub e is verstoord – zijn werkgebied of handelswijze wijzigen zoals de raad van bestuur dit wenst.
Een besluit van de raad van bestuur wordt niet eerder genomen dan na overleg met de leden die bij die wijziging zijn betrokken en wordt ten spoedigste bij aangetekende brief en onder opgave van redenen door of namens de raad van bestuur aan het betrokken lid medegedeeld.

Van dit besluit kan het lid tot uiterlijk een maand nadat het besluit aan hem is medegedeeld, in beroep gaan bij de raad van commissarissen door indiening van een schriftelijk, gemotiveerd beroepschrift.
De raad van commissarissen bepaalt alsdan de verdere procedure.
Het instellen van beroep heeft opschortende werking tot de raad van commissarissen heeft beslist.
De beslissing van de raad van commissarissen wordt zo spoedig mogelijk genomen en is bindend;

v. het lid zal, alvorens te beslissen tot opzegging van het lidmaatschap van Rabobank Nederland, tot ontbinding, tot het geheel of gedeeltelijk staken van het bedrijf, tot het geheel of gedeeltelijk overdragen of overnemen van het bedrijf aan respectievelijk van een andere rechtspersoon of instelling, en wanneer redelijkerwijs kan worden aangenomen dat de gevolgen van het voorgenomen besluit van materieel belang kunnen zijn voor de andere leden van de kring, het oordeel vragen van de kring waarbij het lid is ingedeeld, onverminderd het bepaalde in artikel 63;

w. het lid voorziet Rabobank Nederland van alle informatie die Rabobank Nederland nodig acht voor de aan haar door deze statuten opgedragen taak, waaronder begrepen inlichtingen waartoe op grond van wet- of regelgeving de verplichting bestaat deze te verstrekken aan toezichthouders, en werkt mee aan alle ter zake door Rabobank Nederland noodzakelijk geachte controles;

x. het lid zal, behoudens ontheffing door Rabobank Nederland, voor zijn administratie, akten, formulieren en andere bescheiden gebruik maken van modellen welke door Rabobank Nederland zijn vastgesteld en goedgekeurd;

y. het lid zal geen vestigingen, bijkantoren of zittingsplaatsen openen of opheffen alvorens daarvoor de goedkeuring te hebben verkregen van Rabobank Nederland;

z. het lid zal een geschil met een of meer andere leden ten aanzien van een aangelegenheid met betrekking tot de uitoefening van hun bedrijf ter beslissing aan de raad van bestuur voorleggen door indiening van een schriftelijk, gemotiveerd verzoek.
De raad van bestuur bepaalt alsdan de verdere procedure.
De raad van bestuur beslist zo spoedig mogelijk; dit besluit wordt ten spoedigste schriftelijk en onder opgave van redenen door of namens de raad van bestuur aan de betrokken leden medegedeeld.
Tegen het besluit van de raad van bestuur als bedoeld in vorige zin, is binnen een maand na de datum van het besluit beroep bij de raad van commissarissen mogelijk door een of meer van de betrokken leden, door indiening van een schriftelijk, gemotiveerd beroepschrift.
De raad van commissarissen bepaalt alsdan de verdere procedure.
De beslissing van de raad van commissarissen wordt zo spoedig mogelijk genomen en is bindend.

2. Op de terreinen genoemd in lid 1 sub d, e, f, g, h, i, j, k, en l, kunnen door Rabobank Nederland Algemene Aanbevelingen worden gegeven.

Kapitaal

Aandelen.

Artikel 15.

1. Rabobank Nederland geeft aan haar leden aandelen uit, elk aandeel nominaal groot één-duizend euro (EUR 1.000,--).
De uitgifte komt tot stand door een daartoe strekkend besluit van de algemene vergadering op een door de raad van commissarissen goedgekeurd voorstel van de raad van bestuur.
De aandelen worden bij uitgifte volgestort.
De raad van bestuur is belast met de uitvoering van dit besluit.
De aandelen zijn niet vatbaar voor verpanding, vruchtgebruik, vervreemding of overgang, onverminderd het bepaalde in de leden 4 en 5 van dit artikel.
De overdracht van aandelen als bedoeld in de leden 4 en 5 van dit artikel geschiedt bij onderhandse akte en mededeling daarvan aan Rabobank Nederland.
2. Ieder lid van Rabobank Nederland is uit hoofde van zijn lidmaatschap verplicht in het aandelenkapitaal deel te nemen naar rato van zijn Verdeelsleutel.
Rabobank Nederland kan geen aandelen houden in haar eigen kapitaal.
3. Het aantal door een lid bij uitgifte te verkrijgen aandelen zal, voorzover mogelijk en van toepassing, worden vermeerderd danwel verminderd met het aantal aandelen dat het betreffende lid op grond van de nieuw vastgestelde Verdeelsleutel als bedoeld in lid 4 zou moeten overnemen danwel overdragen.
4. Indien een lid ingevolge de nieuw vastgestelde Verdeelsleutel minder aandelen moet houden dan ingevolge de voorgaande Verdeelsleutel, is het betreffende lid verplicht de teveel door hem gehouden aandelen over te dragen aan een of meer door de raad van bestuur aan te wijzen leden tegen ontvangst van het op die aandelen gestorte bedrag.
Indien een lid ingevolge de nieuw vastgestelde Verdeelsleutel meer aandelen moet houden dan ingevolge de voorgaande Verdeelsleutel, is het betreffende lid verplicht die extra aandelen over te nemen van een of meer door de raad van bestuur aan te wijzen leden tegen betaling van het op die aandelen gestorte bedrag.
De betaling van de aandelen door een overnemend lid aan een overdragend lid vindt plaats via de rekening-courant verhoudingen van de betreffende leden met Rabobank Nederland.
Het vorenstaande blijft buiten toepassing indien en voorzover door het in lid 3 bepaalde de correctie reeds heeft plaatsgevonden.
5. Wanneer het lidmaatschap van een lid een einde neemt, worden de aandelen van dat lid door de raad van bestuur, na consultatie van de centrale kringvergadering, herverdeeld onder de overige leden voor zoveel mogelijk naar rato van de laatst vastgestelde Verdeelsleutel, tegen betaling van het daarop gestorte bedrag.
De betaling van de aandelen door de overnemende leden aan het lid waarvan het lidmaatschap een einde neemt, vindt plaats via de rekening-courant verhoudingen met Rabobank Nederland van de overnemende leden en het lid waarvan het lidmaatschap een einde neemt.
Het voorgaande is niet van toepassing indien een lid ophoudt te bestaan als gevolg van een Juridische Fusie of Bedrijfsfusie met een of meer andere leden van Rabobank Nederland of als gevolg van een Juridische Splitsing met een of meer andere leden van Rabobank Nederland.

Ingeval van een Juridische Fusie of Bedrijfsfusie gaan de door het verdwijnende lid gehouden aandelen over op het verkrijgende lid respectievelijk worden die aandelen overgedragen aan het verkrijgende lid.

Ingeval van een Juridische Splitsing waarbij een lid ophoudt te bestaan komen de aandelen van het verdwijnende lid toe aan de verkrijgende leden volgens een aan de akte van Juridische Splitsing te hechten beschrijving.

Ingeval van een Juridische Splitsing of een Bedrijfsfusie waarbij een lid niet ophoudt te bestaan, dienen de aandelen te worden verdeeld onder de verkrijgende leden en het voortbestaande lid volgens een aan de akte van Juridische Splitsing te hechten beschrijving dan wel de aan de Bedrijfsfusie ten grondslag liggende overeenkomst.

6. Rabobank Nederland is gemachtigd om namens de leden de uitgifte van aandelen als bedoeld in lid 1 en de overdracht van aandelen als bedoeld in de leden 4 en lid 5 van dit artikel tot stand te brengen.

Artikel 16.

1. Rabobank Nederland houdt nauwkeurig aantekening van de uitgifte, overdracht en overgang van aandelen.
   De aldus bijgehouden administratie, welke in het bijzonder moet vermelden de data van uitgifte, overdracht en overgang, geldt als volledig bewijs ten aanzien van het aandelenbezit van de leden.
2. Aan ieder van de leden wordt ieder jaar ten minste eenmaal een opgave gedaan van de op zijn naam in het aandelenregister ingeschreven aandelen.
   Bovendien wordt een opgave gedaan bij tussentijdse wijziging van het aandelenbezit van het lid of wanneer een lid tussentijds om een opgave verzoekt.

Gevolgen einde lidmaatschap.

Artikel 17.

1. Het eindigen van het lidmaatschap brengt voor het desbetreffende lid mede het verlies van alle rechten aan het lidmaatschap verbonden, daaronder begrepen het verlies van alle rechten op het vermogen van Rabobank Nederland, behoudens restitutie als bedoeld in artikel 15 lid 5.
2. Het eindigen van het lidmaatschap brengt voor het desbetreffende lid mede de verplichting:
   a. tot onmiddellijke algehele voldoening van alle gelden welke door het gewezen lid uit welken hoofde ook aan Rabobank Nederland verschuldigd mochten zijn en tot betaling van de kosten op de invordering vallende;
   b. tot betaling van een uittreegeld ter grootte van twee en een half procent (2,5%) van het Balanstotaal van het uittredende lid, tenzij Rabobank Nederland mocht besluiten met een lager uittreegeld genoegen te nemen;
   c. tot restitutie van de gelden welke het lid ter bevordering van zijn ontwikkeling in de laatste tien jaren voor zijn uittreden als bijdragen van Rabobank Nederland heeft ontvangen voor zover deze gelden niet reeds waren gerestitueerd;
   d. Rabobank Nederland te (doen) ontheffen van de verbintenissen welke zij door het stellen van zekerheid of anderszins ten behoeve van het gewezen lid is aangegaan;
   e. tot betaling door het gewezen lid van zijn aandeel in het eventuele uit de Balans blijkende negatieve vermogen van Rabobank Nederland ultimo van het jaar waarin

het lidmaatschap eindigt; dit aandeel wordt berekend en begrensd op dezelfde wijze als in artikel 18 lid 1 en lid 3 is omschreven;

f. tot storting van een door Rabobank Nederland vast te stellen waarborgsom als zekerheid voor de nakoming van de verplichtingen jegens Rabobank Nederland;

g. tot zodanige wijziging van zijn statutaire banknaam dat het lid niet meer op grond van de naam verward zal kunnen worden noch met de banken welke lid zijn van Rabobank Nederland, noch met Rabobank Nederland zelf of een aan Rabobank Nederland gelieerde onderneming.

3. Lid 2 is niet van toepassing wanneer het lidmaatschap eindigt in verband met een Bedrijfsfusie met een of meer andere leden van Rabobank Nederland, een Juridische Fusie met een of meer andere leden van Rabobank Nederland of een Juridische Splitsing, bij welke splitsing het vermogen onder algemene titel is overgegaan naar een of meer andere leden van Rabobank Nederland.

Aansprakelijkheid.

Artikel 18.

1. Indien bij gerechtelijke of buitengerechtelijke vereffening van Rabobank Nederland blijkt dat haar bezittingen ontoereikend zijn om aan haar verbintenissen te voldoen, zijn zij die bij de ontbinding leden waren en zij wier lidmaatschap in het daaraan voorafgaande jaar is geëindigd, verplicht tot dekking van het tekort.
Wanneer Rabobank Nederland wordt ontbonden door haar insolventie nadat zij in staat van faillissement is verklaard, delen in de aansprakelijkheid, behalve de leden, allen die in het jaar voorafgaande aan de faillietverklaring of daarna hebben opgehouden lid te zijn.
Het bedrag dat ieder lid of oud-lid uit hoofde van zijn aansprakelijkheid moet voldoen, is gelijk aan het percentage van zijn Verdeelsleutel vermenigvuldigd met het bedrag van het tekort, met dien verstande dat voor een oud-lid de ten tijde van zijn uittreden geldende Verdeelsleutel bepalend is.
Kan op een of meer van de aansprakelijke leden of oud-leden zijn of hun aandeel in het tekort niet worden verhaald, dan zijn voor het ontbrekende de overige aansprakelijke leden en oud-leden in dezelfde verhouding aansprakelijk.
2. In geval van buitengerechtelijke vereffening, wordt het geval dat op een van de leden of oud leden zijn aandeel in het tekort niet kan worden verhaald, ook geacht aanwezig te zijn wanneer de vereffenaars, met voorafgaande goedkeuring van de raad van commissarissen, besluiten tot het afzien van het uitoefenen van verhaalsrecht op grond dat door de uitoefening van dit recht een bate niet zou worden verkregen.
3. In geen geval bedraagt de in het eerste lid van dit artikel bedoelde aansprakelijkheid meer dan drie procent van het Balanstotaal van het aansprakelijk lid of oud-lid.
Het aansprakelijke oud-lid, dat een bedrag heeft betaald op grond van artikel 17 sub 2 letter e, kan dit in mindering brengen op hetgeen bij vereffening te zijnen laste wordt gebracht.

3 Organen van Rabobank Nederland

Artikel 19.

1. Rabobank Nederland heeft de volgende organen:
   a. de algemene vergadering;
   b. de centrale kringvergadering;

c. de raad van commissarissen;
d. de raad van bestuur.

De organen van Rabobank Nederland streven bij de uitoefening van hun taken en bevoegdheden naar een evenwichtige behartiging van alle betrokken belangen binnen het doel van Rabobank Nederland.

2. Bovendien kent Rabobank Nederland kringen, waarin de leden zijn ingedeeld.

De algemene vergadering.

Taak.

Artikel 20.

Naast de taken en bevoegdheden die elders in deze statuten aan de algemene vergadering zijn toegekend, heeft de algemene vergadering de volgende taken en bevoegdheden:

a. de vaststelling en wijziging van de statuten en van het huishoudelijk reglement van Rabobank Nederland;
b. de vaststelling van de Modelstatuten en het Model Huishoudelijk Reglement van de Aangesloten Banken, onverminderd het bepaalde in artikel 49 lid 4;
c. de vaststelling van een eigen reglement van orde, waarin onder meer wordt bepaald welke andere personen dan de stemgerechtigde afgevaardigden ter algemene vergadering het woord kunnen voeren;
d. de vaststelling van een of meer reglementen, waarin nadere regels kunnen worden gegeven ten aanzien van de organisatie en werkwijze van de centrale kringvergadering en van de kringen;
e. de vaststelling van de kringen als bedoeld in artikel 19 lid 2;
f. de vaststelling van de profielschets en het aantal leden van de raad van commissarissen alsmede de benoeming van de leden van de raad van commissarissen;
g. het verlenen van decharge voor het gevoerde beleid en het toezicht daarop;
h. het, op voordracht van de raad van commissarissen, benoemen van de externe registeraccountant als bedoeld in artikel 68 lid 6;
i. de vaststelling van de jaarrekening en voorts de vaststelling van het op voorstel van de raad van bestuur op de aandelen uit te keren dividend en van de verdere winstbestemming als bedoeld in artikel 69;
j. het besluiten tot Juridische Fusie of Juridische Splitsing, als bedoeld in artikel 72 lid 5;
k. de goedkeuring van besluiten van de raad van bestuur omtrent een belangrijke verandering van de identiteit of het karakter van Rabobank Nederland;
l. het besluiten tot uitgifte van aandelen als bedoeld in artikel 15 op een door de raad van commissarissen goedgekeurd voorstel van de raad van bestuur;
m. het besluiten tot ontbinding van Rabobank Nederland, als bedoeld in artikel 73.

Bijeenroeping.

Artikel 21.

1. De algemene vergadering wordt bijeengeroepen door de raad van bestuur of de raad van commissarissen.

   De raad van bestuur is tot bijeenroeping verplicht:

   a. wanneer het belang van de Rabobank Groep dit vereist;

b. wanneer daarom schriftelijk is verzocht door ten minste een zodanig aantal leden als bevoegd is tot het uitbrengen van een twintigste gedeelte van de stemmen in de algemene vergadering;
c. in alle overige gevallen in de wet of de statuten voorgeschreven.

2. Ingeval een verzoek als bedoeld in lid 1 sub b is ingediend, draagt de raad van bestuur ervoor zorg dat de algemene vergadering binnen vier weken na indiening van het verzoek wordt gehouden.
3. Indien binnen veertien dagen na indiening van het verzoek als bedoeld in lid 1 sub b door de raad van bestuur geen bericht tot bijeenroeping van de algemene vergadering is uitgegaan, kunnen de verzoekers zelf tot bijeenroeping overgaan.
4. De raad van bestuur stelt in het geval bedoeld in lid 1 sub b de centrale kringvergadering in de gelegenheid advies uit te brengen met betrekking tot de te behandelen punten.

Artikel 22.

1. De bijeenroeping van de algemene vergadering geschiedt schriftelijk.
Tussen de dag waarop het bericht tot bijeenroeping uitgaat en die waarop de algemene vergadering gehouden wordt, moeten ten minste veertien dagen liggen.
2. Het bericht tot bijeenroeping moet het orgaan of de leden vermelden, van wie het bericht is uitgegaan.
Het bevat voorts een opgave van de te behandelen onderwerpen.
3. Indien de bijeenroeping uitgaat van een van de in artikel 21 lid 1 genoemde organen van Rabobank Nederland, zal het bericht in ieder geval alle voorstellen bevatten die sinds de vorige algemene vergadering zijn binnengekomen en overeenkomstig artikel 27 lid 3 sub a zijn voorgelegd aan de centrale kringvergadering.
4. Behoudens het bepaalde in de artikelen 72 en 73 kunnen over onderwerpen die niet in het bericht van bijeenroeping zijn vermeld, in de algemene vergadering besluiten worden genomen, tenzij de voorzitter of een vijfde of meer van de stemgerechtigde afgevaardigden, ongeacht het aantal van de hun toekomende stemmen, zich tegen de behandeling van het onderwerp verzet.

Leiding.

Artikel 23.

De leiding van de algemene vergadering berust bij de voorzitter van de raad van commissarissen en, in geval van zijn afwezigheid, bij de plaatsvervangend voorzitter van de raad van commissarissen of, ingeval van zijn afwezigheid, bij een ander door de raad van commissarissen uit zijn midden aan te wijzen persoon.
In afwijking van het voorgaande kunnen in het geval in artikel 21 lid 3 bedoeld, de verzoekers zelf een voorzitter aanwijzen.

Stemrecht.

Artikel 24.

1. De leden hebben in de algemene vergadering stemrecht.
De vaststelling van het aantal door een lid uit te brengen stemmen vindt plaats op basis van de laatst vastgestelde Verdeelsleutel waarbij elke een honderdste procent (0,01%) recht geeft op een stem. Elk lid heeft ten minste één stem.
Ingeval van een Juridische Fusie of Bedrijfsfusie komen de stemmen van het verdwijnende lid toe aan het verkrijgende lid.

Ingeval van een Juridische Splitsing waarbij een lid ophoudt te bestaan komen de stemmen van het verdwijnende lid toe aan de verkrijgende leden volgens een aan de akte van Juridische Splitsing te hechten beschrijving.

Ingeval van een Juridische Splitsing of een Bedrijfsfusie waarbij een lid niet ophoudt te bestaan, komen de stemmen toe aan de verkrijgende leden respectievelijk het voortbestaande lid volgens een aan de akte van Juridische Splitsing te hechten beschrijving dan wel de aan de Bedrijfsfusie ten grondslag liggende overeenkomst.

2. Als stemgerechtigde afgevaardigde naar de algemene vergadering treedt voor ieder lid op de voorzitter van het bestuur respectievelijk de statutaire directie en bij diens afwezigheid een ander lid van het bestuur respectievelijk de statutaire directie.
Voorts kan het bestuur respectievelijk de statutaire directie van het lid schriftelijk een ander als stemgerechtigde afgevaardigde aanwijzen.
Een stemgerechtigde afgevaardigde kan als gevolmachtigde van andere leden optreden, hij kan echter in geen geval voor meer dan vijf leden een stem uitbrengen.
Van deze volmacht moet eveneens schriftelijk blijken.
3. De schriftelijke aanwijzing en/of volmacht als bedoeld in het vorige lid, moet(en) zijn overgelegd voordat de stemgerechtigde afgevaardigde aan de stemmingen kan deelnemen.

Besluitvorming.

Artikel 25.

1. De algemene vergadering besluit met ten minste drie vierde van de geldig uitgebrachte stemmen, tenzij de wet of statuten anders bepalen.
2. Bij benoemingen ter zake van een vacature waarvoor twee of meer kandidaten zijn, besluit de algemene vergadering met volstrekte meerderheid. Indien bij een benoeming geen volstrekte meerderheid is verkregen, vindt een herstemming plaats tussen de twee kandidaten die, zonodig met toepassing van het bepaalde in lid 3, daarvoor in aanmerking komen.
Indien bij de herstemming wederom geen volstrekte meerderheid is verkregen, beslist het lot.
3. Zijn bij een benoeming meer dan twee kandidaten betrokken en heeft geen van hen de volstrekte meerderheid verkregen, dan worden twee van hen als volgt voor deelneming aan de herstemming aangewezen:
   a. zijn er slechts twee kandidaten die bij de eerste stemming het hoogste aantal stemmen dan wel het hoogste en het op een na hoogste aantal stemmen hebben verworven, dan komen dezen voor deelneming aan de herstemming in aanmerking;
   b. zijn er meer kandidaten die bij de eerste stemming het hoogste aantal stemmen hebben verworven, dan wordt bij tussenstemming uit hen een tweetal kandidaten aangewezen die voor deelneming aan de herstemming in aanmerking komen;
   c. heeft bij de eerste stemming een kandidaat het hoogste aantal stemmen verworven doch zijn er twee of meer kandidaten die het op een na hoogste aantal stemmen hebben verworven, dan komt de eerstgenoemde kandidaat voor deelneming aan de herstemming in aanmerking, terwijl bij tussenstemming uit de groep die het op een na hoogste aantal stemmen had verworven, nog een kandidaat wordt aangewezen die voor deelneming aan de herstemming in aanmerking zal komen;
   d. voor zover door een tussenstemming geen uitsluitsel wordt verkregen, beslist het lot.

4. Als bij stemming over andere zaken dan in lid 2 genoemd niet de vereiste meerderheid wordt bereikt, is het voorstel verworpen.
5. Blanco stemmen worden geacht niet te zijn uitgebracht.
6. De voorzitter bepaalt de wijze van stemmen, voor zover dat niet wordt bepaald door het reglement van orde.

Notulen.

Artikel 26.

1. Van het in de algemene vergadering verhandelde worden notulen gemaakt. Op voorstel van de voorzitter wijst de algemene vergadering een of meer secretarissen aan, die belast zijn met de notulering van hetgeen in de algemene vergadering wordt behandeld.
2. De notulen worden zo spoedig mogelijk aan de leden toegezonden en in de eerstvolgende algemene vergadering, al dan niet gewijzigd, vastgesteld en ten bewijze daarvan ondertekend door de voorzitter van de raad van bestuur en die van de raad van commissarissen of hun plaatsvervangers.

De centrale kringvergadering.

Taak.

Artikel 27.

1. Naast de taken en bevoegdheden die elders in deze statuten aan de centrale kringvergadering zijn toegekend, heeft de centrale kringvergadering de volgende taken en bevoegdheden:
   a. het vaststellen van Algemene Regels respectievelijk het beslissen omtrent het aangaan van overeenkomsten zoals beschreven in artikel 14 lid 1 sub d eerste volzin, e, f, g (met uitzondering van het aangaan van collectieve arbeidsovereenkomsten), h, i, j, k eerste volzin en l;
   b. het vaststellen van Algemene Aanbevelingen op de in artikel 14 lid 1 sub d eerste volzin, e, f, g (met uitzondering van het aangaan van collectieve arbeidsovereenkomsten), h, i, j, k eerste volzin en l beschreven terreinen;
   c. het vaststellen en wijzigen - gehoord de raad van bestuur en de raad van commissarissen - van de algemene uitgangspunten van het door de raad van bestuur te voeren beleid;
   d. het beslissen inzake de toelating van leden;
   e. het vaststellen van de vergoedingen van leden van de centrale kringvergadering;
   f. het verlenen van goedkeuring en het geven van advies als bedoeld in artikel 57.

   De besluiten van de centrale kringvergadering als bedoeld sub a, b en e kunnen slechts worden genomen op voorstel van de raad van bestuur en voor wat betreft de besluiten als bedoeld sub a en b in een vergadering waarin ten minste zoveel leden aanwezig of vertegenwoordigd zijn als nodig zijn om tweederde van de stemmen uit te kunnen brengen die maximaal aan de voltallige vergadering toekomen.
2. Indien de centrale kringvergadering niet binnen een door de raad van bestuur gestelde termijn na het voorstel van de raad van bestuur, overgaat tot het vaststellen van Algemene Regels als bedoeld in artikel 14 lid 1 sub d eerste volzin, en zulks tot gevolg zou hebben dat Rabobank Nederland niet of onvoldoende kan voldoen aan de eisen die de Wet financieel toezicht in het kader van de controletaken aan haar stelt, zal de raad van bestuur tot het vaststellen van bedoelde regels bevoegd zijn.

3. De centrale kringvergadering brengt advies uit over het beleid en de activiteiten van Rabobank Nederland ten behoeve van haar leden, alsmede over het beleid en de activiteiten met betrekking tot het bankbedrijf en de deelnemingen van Rabobank Nederland:
   a. aan de algemene vergadering over alle voorstellen die blijkens de agenda van deze vergadering zullen worden behandeld;
   b. aan de raad van commissarissen en/of aan de raad van bestuur, indien door deze advies over enigerlei aangelegenheid wordt gevraagd;
   c. aan de kringen, ingeval deze in overleg met de raad van commissarissen of de raad van bestuur omtrent enige zaak advies mochten vragen;
   d. indien het geven van advies elders in deze statuten is voorgeschreven;
   e. indien zulks naar haar oordeel gewenst is.
4. De centrale kringvergadering kan initiatieven nemen ter bevordering van de behartiging van de belangen van de leden door de raad van bestuur.
5. De centrale kringvergadering verschaft aan de kringvergaderingen richtlijnen aan de hand waarvan deze de vergoeding voor het bezoeken van de kringvergaderingen en van de kringbestuursvergaderingen zullen vaststellen.

Samenstelling.

Artikel 28.

1. De leden van de centrale kringvergadering zijn de bestuursleden van de in artikel 19 lid 2 bedoelde kringen.
2. Men houdt op lid van de centrale kringvergadering te zijn, zodra men ophoudt lid te zijn van het kringbestuur.

Commissies.

Artikel 29.

1. De centrale kringvergadering kan in overleg met de raad van bestuur een of meer commissies instellen.
   De samenstelling, taak en werkwijze van deze commissies kunnen nader worden geregeld bij een door de centrale kringvergadering in overleg met de raad van bestuur vast te stellen en te wijzigen reglement.
2. Tot de commissies als bedoeld in lid 1 van dit artikel behoren de commissie spoedzaken, de vertrouwenscommissie en de coördinatiecommissie.

De commissie spoedzaken / de vertrouwenscommissie.

Artikel 30.

1. De commissie spoedzaken kan in spoedeisende, koersgevoelige en/of vertrouwelijke gevallen de in artikel 27 bedoelde besluiten nemen of adviezen geven.
   De raad van bestuur bepaalt of er sprake is van een spoedeisend, koersgevoelig en/of vertrouwelijk geval als bedoeld in dit lid.
2. De vertrouwenscommissie bepaalt onder andere de bezoldiging van de commissarissen.

De coördinatiecommissie.

Artikel 31.

1. De centrale kringvergadering stelt een coördinatiecommissie in, bestaande uit een door de centrale kringvergadering te bepalen aantal leden uit de centrale kringvergadering en de voorzitter van de raad van commissarissen.
2. De coördinatiecommissie heeft tot taak:

a. het zorgdragen voor een goed verloop van het debat en de beraadslagingen in de centrale kringvergadering;
b. het bewaken en bevorderen van het verloop van de overleg- en besluitvormingsprocessen binnen Rabobank Nederland waarbij Aangesloten Banken betrokken zijn;
c. het vaststellen van de agenda van de centrale kringvergadering overeenkomstig artikel 34;
d. het doen bijeenroepen van de centrale kringvergadering overeenkomstig artikel 32.

3. De coördinatiecommissie benoemt uit haar midden een voorzitter.
4. De coördinatiecommissie nodigt een of meer leden van de raad van bestuur alsmede de plaatsvervanger van de voorzitter van de raad van commissarissen uit om de vergaderingen van de coördinatiecommissie bij te wonen tenzij de coördinatiecommissie anders beslist.
5. De samenstelling, taak en werkwijze van de coördinatiecommissie worden bij een door de centrale kringvergadering in overleg met de raad van bestuur vast te stellen en te wijzigen reglement nader geregeld.

Bijeenroeping.

Artikel 32.

De centrale kringvergadering wordt bijeengeroepen door de voorzitter van de raad van bestuur of diens plaatsvervanger.
De voorzitter van de raad van bestuur of diens plaatsvervanger is tot bijeenroeping verplicht:
a. behoudens het bepaalde in artikel 21 lid 2, voor elke algemene vergadering, uitgezonderd ingeval de algemene vergadering wordt bijeengeroepen op grond van het bepaalde in artikel 72 lid 2;
b. zo dikwijls de coördinatiecommissie, de raad van commissarissen of de raad van bestuur in het belang van Rabobank Nederland een vergadering nodig of wenselijk acht;
c. als besluitvorming van de centrale kringvergadering op grond van deze statuten noodzakelijk is;
d. indien ten minste een vijfde gedeelte van het aantal kringen daarom verzoekt.

Artikel 33.

1. De bijeenroeping van de centrale kringvergadering geschiedt schriftelijk.
Tussen de dag waarop het bericht tot bijeenroeping uitgaat en die waarop de centrale kringvergadering wordt gehouden, moeten ten minste veertien dagen liggen.
In spoedeisende gevallen kan deze termijn verkort worden tot ten minste vijf werkdagen.
2. In de gevallen bedoeld in artikel 27 lid 3 sub e en artikel 32 sub b en d moet de vergadering worden gehouden binnen vier weken, nadat het verzoek daartoe is ingekomen.
3. Indien binnen veertien dagen nadat een verzoek als bedoeld in het vorige lid is ingediend, door de voorzitter van de raad van bestuur geen bericht van bijeenroeping is verzonden, kunnen verzoekers zelf tot bijeenroeping overgaan.

Agenda.

Artikel 34.

De agenda voor de centrale kringvergadering wordt vastgesteld door de coördinatiecommissie op voorstel van de raad van bestuur.

Indien de centrale kringvergadering overeenkomstig artikel 32 sub d op verzoek van het daar genoemde aantal kringen wordt bijeengeroepen, wordt met deze kringen overleg gepleegd over de agenda.
In afwijking van het voorgaande, wordt in het geval als bedoeld in artikel 33 lid 3 de agenda vastgesteld door de verzoekers zelf, na overleg met de coördinatiecommissie en de raad van bestuur.

Leiding.

Artikel 35.

De voorzitter van de raad van commissarissen of diens plaatsvervanger fungeert als voorzitter van de centrale kringvergadering.
Bij afwezigheid van genoemde personen wijst de coördinatiecommissie een voorzitter aan.
In afwijking van het voorgaande kunnen in het geval als bedoeld in artikel 32 sub d, de verzoekers zelf een voorzitter aanwijzen.

Bijwonen.

Artikel 36.

De leden van de raad van bestuur en een of meer commissarissen wonen de vergaderingen van de centrale kringvergadering bij, tenzij de centrale kringvergadering anders beslist, zulks echter behoudens het bepaalde in artikel 35.

Stemrecht en besluitvorming.

Artikel 37.

1. Elk lid van de centrale kringvergadering brengt evenveel stemmen uit als in de algemene vergadering kunnen worden uitgebracht door alle banken tezamen die behoren tot de kring waaruit het lid afkomstig is.
2. Een lid van de centrale kringvergadering kan een ander lid van zijn kringbestuur volmacht verlenen om namens hem stem uit te brengen in de centrale kringvergadering.
   Van deze volmacht moet schriftelijk blijken.
3. De voorzitter van de centrale kringvergadering heeft in deze vergadering geen stemrecht.

Artikel 38.

1. De besluitvorming in de centrale kringvergadering geschiedt overeenkomstig het bepaalde in artikel 25.
2. De voorzitter regelt de wijze van stemmen, voor zover dit niet is bepaald in het reglement van de centrale kringvergadering, als bedoeld in artikel 40.

Notulen.

Artikel 39.

1. De voorzitter wijst een of meer secretarissen aan die belast zijn met de notulering van hetgeen in de centrale kringvergadering wordt behandeld.
2. De notulen van de centrale kringvergadering worden aan de leden van Rabobank Nederland gestuurd.

Reglementen.

Artikel 40.

In het reglement van de centrale kringvergadering kunnen nadere regels worden gegeven omtrent de organisatie en de werkwijze van de centrale kringvergadering alsook omtrent de notulering van het behandelde in die vergadering.

De raad van commissarissen.

Taak.

Artikel 41.

1. De raad van commissarissen houdt toezicht op het beleid van de raad van bestuur en op de algemene gang van zaken bij Rabobank Nederland en de daarmee verbonden ondernemingen.
De raad van commissarissen houdt voorts toezicht op de naleving van hetgeen in de wet, de statuten en het huishoudelijk reglement is voorgeschreven.
Hij staat de raad van bestuur met raad terzijde.
Onverminderd het bepaalde in artikel 19 lid 1, richten de commissarissen zich bij het vervullen van hun taak naar het belang van Rabobank Nederland en de daarmee verbonden ondernemingen.
2. De raad van commissarissen onderzoekt de jaarlijks aan de algemene vergadering over te leggen jaarrekening, het jaarverslag en de daaraan toegevoegde gegevens en brengt aan deze vergadering verslag uit van zijn bevindingen.
3. Naast de taken en bevoegdheden die elders in deze statuten aan de raad van commissarissen zijn toegekend, heeft de raad van commissarissen de volgende taken en bevoegdheden:
   a. de benoeming, de schorsing en het ontslag van de leden van de raad van bestuur met inachtneming van het bepaalde in artikel 52 leden 2 en 4 en in de laatste zin van artikel 43 lid 4 sub 6;
   b. de aanwijzing van de voorzitter en de plaatsvervangend(e) voorzitter(s) van de raad van bestuur overeenkomstig het bepaalde in artikel 52 lid 2;
   c. de vaststelling van de bezoldiging en de overige arbeidsvoorwaarden van de leden van de raad van bestuur overeenkomstig het bepaalde in artikel 52 lid 3;
   d. de aanwijzing van een of meer tijdelijke bestuurders ingeval van belet of ontstentenis en het treffen van maatregelen ingeval van ontstentenis, een en ander conform artikel 52 lid 5;
   e. het verlenen van goedkeuring als bedoeld in artikel 56;
   f. het (doen) bijeenroepen van de algemene vergadering, de centrale kringvergadering en de kringvergaderingen overeenkomstig het bepaalde in de artikelen 21, 32 en 64;
   g. het beslissen als beroepsinstantie in de gevallen bij of krachtens deze statuten bepaald alsmede over geschillen als bedoeld in artikel 71;
   h. het vaststellen van richtlijnen, waaraan de raad van bestuur bij de uitoefening van zijn taak zal zijn gehouden.
4. De raad van commissarissen voert bestendig overleg met de raad van bestuur over de hoofdlijnen van het beleid.
5. De raad van bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van diens taak noodzakelijke gegevens.
6. De raad van commissarissen kan uit zijn midden een of meer commissies instellen, waarvan samenstelling, taak en werkwijze bij reglement worden geregeld.

Artikel 42.

1. De raad van commissarissen doet zich op de hoogte houden van de gang van zaken bij Rabobank Nederland. De raad van commissarissen alsmede iedere individuele commissaris is bevoegd alle door hem gewenste inlichtingen te vragen.

2. De raad van commissarissen en bij zijn reglement nader te bepalen leden van de raad van commissarissen zijn bevoegd:
   a. te allen tijde de administratie, verdere bescheiden en overige onder Rabobank Nederland berustende stukken, andere gegevensdragers en waarden te onderzoeken of te doen onderzoeken;
   b. zich te doen bijstaan in het kader van de toezichthoudende taak door een door hem aan te wijzen interne of externe deskundige, zowel voor het toezicht in het algemeen als voor het onderzoeken van de in artikel 41 lid 2 bedoelde stukken en van de voorstellen met betrekking tot de winstbestemming als bedoeld in artikel 69.

Samenstelling en benoeming.

Artikel 43.

1. De raad van commissarissen bestaat uit ten minste zeven natuurlijke personen. Het aantal commissarissen wordt, met inachtneming van het bepaalde in de vorige zin, bepaald door de algemene vergadering.
2. Onverminderd het bepaalde in artikel 60 kunnen commissarissen niet zijn:
   a. personen in dienst van Rabobank Nederland of van een lid van Rabobank Nederland;
   b. personen in dienst van een Afhankelijke Maatschappij;
   c. bestuurders en personen in dienst van een werknemersorganisatie welke pleegt betrokken te zijn bij de vaststelling van de arbeidsvoorwaarden van de onder a en b bedoelde personen;
   d. leden van de raad van commissarissen of van het bestuur respectievelijk de statutaire directie van een lid van Rabobank Nederland.
3. De algemene vergadering stelt de profielschets van de raad van commissarissen vast op een door de raad van commissarissen, na overleg met de vertrouwenscommissie, opgesteld voorstel.
4. 1. De leden van de raad van commissarissen worden op voordracht van de raad van commissarissen benoemd door de algemene vergadering.
   De vertrouwenscommissie brengt aan de voorzitter van de raad van commissarissen advies uit over de voor te dragen kandidaat.
   2. De algemene vergadering, de raad van bestuur en de ondernemingsraad kunnen aan de raad van commissarissen personen aanbevelen om als commissaris voorgedragen te worden.
   De raad van commissarissen deelt hen daartoe tijdig mede wanneer en tengevolge waarvan in zijn midden een plaats moet worden vervuld.
   3. De raad van commissarissen geeft aan de algemene vergadering, de centrale kringvergadering, de raad van bestuur en de ondernemingsraad kennis van de naam van degene die hij voordraagt.
   4. Bij een aanbeveling of voordracht tot benoeming van een commissaris worden van de kandidaat medegedeeld zijn leeftijd, zijn beroep en de betrekkingen die hij bekleedt of die hij heeft bekleed, voor zover die van belang zijn in verband met de vervulling van de taak van een commissaris.
   Tevens wordt vermeld aan welke rechtspersonen hij reeds als lid van de raad van toezicht of commissaris is verbonden; indien zich daaronder rechtspersonen bevin-

den die tot een zelfde groep behoren, kan met de aanduiding van de groep worden volstaan. De aanbeveling en de voordracht worden met redenen omkleed.

5. De algemene vergadering benoemt de voorgedragen persoon, tenzij de ondernemingsraad binnen twee maanden na de kennisgeving als bedoeld in dit lid sub 3 of de algemene vergadering zelf uiterlijk in de eerste vergadering na die twee maanden, tegen de voordracht bezwaar maakt:
   a. op grond dat de voorschriften van het in dit artikel in dit lid sub 2 tweede volzin of sub 3 bepaalde niet behoorlijk zijn nageleefd;
   b. op grond van de verwachting dat de voorgedragen persoon ongeschikt zal zijn voor de vervulling van de taak van de commissaris; of
   c. op grond van de verwachting dat de raad van commissarissen bij benoeming overeenkomstig het voornemen niet naar behoren zal zijn samengesteld.

   Het bezwaar wordt aan de raad van commissarissen onder opgave van redenen medegedeeld.
   Een besluit tot bezwaar van de algemene vergadering wordt genomen met een volstrekte meerderheid van de geldig uitgebrachte stemmen.
6. Niettegenstaande het bezwaar van de ondernemingsraad kan de voorgedragen kandidaat worden benoemd, indien de Ondernemingskamer van het Gerechtshof te Amsterdam het bezwaar ongegrond verklaart op verzoek van een daartoe door de raad van commissarissen aangewezen vertegenwoordiger.
   Op diens verzoek benoemt de Ondernemingskamer de voorgedragen kandidaat, indien de algemene vergadering bezwaar heeft gemaakt of hem niet in haar daartoe bijeengeroepen vergadering heeft benoemd, tenzij de Ondernemingskamer een bezwaar van de algemene vergadering gegrond acht. De aldus benoemde komt geen stemrecht toe bij besluiten over benoeming, schorsing en ontslag van leden van de raad van bestuur.
7. Verweer kan worden gevoerd door een vertegenwoordiger, daartoe aangewezen door de algemene vergadering of door de ondernemingsraad die het in dit lid sub 5 bedoelde bezwaar heeft gemaakt.
8. Voor de toepassing van dit artikel wordt onder de ondernemingsraad verstaan de ondernemingsraad van Rabobank Nederland of van een Afhankelijke Maatschappij.
   Zijn er twee of meer ondernemingsraden, dan zijn deze gelijkelijk bevoegd. De ondernemingsraad neemt geen besluit als bedoeld in dit artikel dan na er ten minste eenmaal over te hebben overlegd met de raad van bestuur of de directie van de Afhankelijke Maatschappij.

5. De raad van commissarissen wijst uit zijn midden een voorzitter aan alsook een secretaris.
Hij wijst tevens hun plaatsvervangers aan.

6. Een commissaris treedt uiterlijk af na afloop van de eerste algemene vergadering die wordt gehouden nadat hij na zijn laatste benoeming vier jaren commissaris is geweest.
Ieder jaar treedt, zo na mogelijk, een vierde gedeelte van de commissarissen af volgens een door de raad vast te stellen rooster.
Een aftredend commissaris is terstond herbenoembaar.

Een commissaris die is benoemd ter vervanging van een commissaris die voortijdig is gedefungeerd, neemt op het rooster de plaats in van zijn voorganger, tenzij bij zijn benoeming anders is bepaald.
Het in dit lid bepaalde laat onverlet het bepaalde in lid 7 van dit artikel.

7. De maximale zittingsduur van een commissaris is twaalf jaar.
Indien een commissaris twaalf jaar commissaris is geweest, treedt hij uiterlijk af na afloop van de eerste algemene vergadering die volgt op het moment dat hij twaalf jaar commissaris is geweest.
8. De vertrouwenscommissie bepaalt de bezoldiging van de commissarissen.

Schorsing en ontslag.

Artikel 44.

Een vertegenwoordiger aangewezen door de raad van commissarissen, door de algemene vergadering of door de ondernemingsraad kan de Ondernemingskamer van het Gerechtshof te Amsterdam verzoeken een commissaris te ontslaan wegens verwaarlozing van zijn taak, wegens andere gewichtige redenen of wegens ingrijpende wijziging van de omstandigheden op grond waarvan handhaving van de commissaris redelijkerwijs niet van Rabobank Nederland kan worden verlangd.
Een commissaris kan slechts worden geschorst door de raad van commissarissen.
De.schorsing vervalt van rechtswege, indien niet binnen een maand na de aanvang van de schorsing een verzoek als bedoeld in de eerste volzin van dit lid is ingediend bij de Ondernemingskamer.
Het bepaalde in artikel 43 lid 4 sub 8 is van overeenkomstige toepassing.

Vergaderingen.

Artikel 45.

1. De raad van commissarissen vergadert ten minste zesmaal per jaar. Hij vergadert voorts zo dikwijls de voorzitter zulks in het belang van Rabobank Nederland acht of ten minste een derde van het aantal commissarissen hem om een bijeenkomst van deze raad heeft verzocht.
De raad vergadert eveneens indien door de voorzitter van de raad van bestuur daarom is verzocht.
2. De raad van commissarissen wordt bijeengeroepen door de voorzitter met inachtneming van een termijn van acht dagen. In spoedeisende gevallen kan de termijn tot drie werkdagen worden verkort.
Indien de voorzitter na ontvangst van een verzoek als bedoeld in het vorige lid van dit artikel niet binnen drie werkdagen een bericht van bijeenroeping heeft verzonden, kunnen de verzoekers zelf tot bijeenroeping overgaan.

Bijwonen.

Artikel 46.

De leden van de raad van bestuur wonen de vergaderingen van de raad van commissarissen bij, tenzij de raad van commissarissen anders beslist.

Besluitvorming.

Artikel 47.

1. Onverminderd het bepaalde in lid 4 van dit artikel kan de raad van commissarissen besluiten nemen indien ten minste de helft van het aantal commissarissen aanwezig of vertegenwoordigd is.
Commissarissen kunnen een andere commissaris schriftelijk volmacht verlenen om hen ter vergadering te vertegenwoordigen. Een commissaris kan slechts een andere commissaris vertegenwoordigen.
2. Alle besluiten worden genomen met volstrekte meerderheid van het aantal uitgebrachte geldige stemmen.
Indien bij de eerste stemming geen besluit is tot stand gekomen, vindt herstemming plaats. Indien ook bij de herstemming geen besluit is tot stand gekomen, vindt bij stemming over de benoeming van personen het bepaalde in artikel 25 lid 3 overeenkomstige toepassing.
3. Blanco stemmen worden geacht niet te zijn uitgebracht.
4. De raad van commissarissen kan ook buiten vergadering besluiten nemen, mits dit schriftelijk, per telefax of op andere schriftelijk reproduceerbare wijze geschiedt en ten minste de helft van het aantal in functie zijnde leden zich voor het desbetreffende voorstel uitspreekt. Een dergelijk besluit wordt door de secretaris aangetekend in het notulenregister en van het nemen ervan wordt mededeling gedaan aan alle commissarissen alsmede aan alle leden van de raad van bestuur.
5. Het in de vergadering behandelde wordt genotuleerd door een of meer door de raad van commissarissen, al dan niet uit zijn midden, aangewezen secretarissen.
Indien schriftelijk wordt gestemd, fungeert(geren) de secretaris(sen) tevens als stemopnemer(s).

Reglement.

Artikel 48.

De raad van commissarissen kan met inachtneming van deze statuten een reglement opstellen, waarin nadere regels worden gegeven ten aanzien van zijn taken en werkzaamheden.

De raad van bestuur.

Taak.

Artikel 49.

1. Behoudens beperkingen volgens de statuten bestuurt de raad van bestuur Rabobank Nederland.
2. Naast de taken en bevoegdheden, welke elders in deze statuten aan de raad van bestuur zijn toegekend, heeft de raad van bestuur de volgende taken en bevoegdheden:
   a. het aangaan van collectieve arbeidsovereenkomsten;
   b. het maken van afspraken zoals bedoeld in artikel 14 lid 1 sub d derde volzin en het verbinden van de leden aan de bindende regels en overeenkomsten zoals bedoeld in artikel 14 lid 1 sub k tweede volzin;
   c. het beslissen inzake het verlenen van goedkeuring aan de statuten en het huishoudelijk reglement van de leden;
   d. het beslissen over opzegging en ontzetting van leden;
   e. het verlenen van ontheffing, goedkeuring en/of een beslissing als bedoeld in artikel 14 lid 1;
   f. het verlenen van goedkeuring als bedoeld in artikel 5 sub c;
   g. het verlenen van ontheffing als bedoeld in artikel 5 sub e;

h. het nemen van beslissingen tot matiging van het uittreegeld bij beëindiging van het lidmaatschap;
i. het doen van voorstellen tot wijziging of tot het opnieuw vaststellen van de Modelstatuten en van het Model Huishoudelijk Reglement van de Aangesloten Banken;
j. het doen van voorstellen tot wijziging van het reglement voor de centrale kringvergadering en het reglement van de kringen;
k. het (doen) bijeenroepen van de algemene vergadering, de centrale kringvergadering en de kringvergaderingen overeenkomstig het bepaalde in de artikelen 21, 32 en 64;
l. het vaststellen van het te voeren beleid met inachtneming van het bepaalde in de artikelen 27 lid 1 sub c, 56 lid 1 sub n en 57 lid 2 sub a;
m. het doen van voorstellen als bedoeld in artikel 27 lid 1;
n. het voeren van overleg met de centrale kringvergadering over het instellen van de in artikel 29 lid 1 bedoelde commissies alsmede over het vaststellen of wijzigen van reglementen voor deze commissies;
o. het benoemen van een toegevoegd bestuurder respectievelijk toegevoegd directeur overeenkomstig het bepaalde in artikel 50;
p. het beslissen over de indeling van een lid in een andere kring na voorafgaand advies van de betrokken kringbesturen;
q. het goedkeuren van Juridische Fusies, Bedrijfsfusies en Juridische Splitsingen waarbij een of meer leden partij zijn;
r. het aanwijzen van een of meer tijdelijke bestuurders respectievelijk leden van de statutaire directie indien en voor zover het bestuur respectievelijk de statutaire directie van een lid als gevolg van ontstentenis of belet van leden van het bestuur respectievelijk de statutaire directie - waarbij de raad van commissarissen van het lid niet voorziet in aanwijzing van een of meer tijdelijke plaatsvervangers - geen besluiten kan nemen, alsmede het zo spoedig mogelijk nemen van de nodige maatregelen teneinde een definitieve voorziening te doen treffen;
s. (i) het, na voorafgaand advies van de centrale kringvergadering, vaststellen van de wijze van berekening van de jaarlijkse bijdrage(n) van ieder van de leden in de kosten van de werkzaamheden welke Rabobank Nederland ten behoeve van haar leden verricht of door derden laat verrichten, alsmede (ii) het, na goedkeuring van de centrale kringvergadering uit hoofde van artikel 57 lid 2 sub b, vaststellen van de doorbelasting van de jaarlijkse bijdrage(n) van ieder van de leden in die kosten.

3. De raad van bestuur kan aan een individueel lid Voorschriften geven in geval van minder juist beheer bij dit lid of op de gronden als genoemd in artikel 14.
Het betrokken lid kan, binnen drie weken na de datum van het besluit als bedoeld in de vorige zin, door indiening van een schriftelijk, gemotiveerd beroepschrift in beroep gaan bij de raad van commissarissen.
Het instellen van het beroep heeft geen opschortende werking.
De beslissing van de raad van commissarissen wordt zo spoedig mogelijk genomen en is bindend.
4. De raad van bestuur kan afwijkingen van de Modelstatuten en van het Model Huishoudelijk Reglement goedkeuren.

Indien de raad van bestuur geen goedkeuring als hier bedoeld verleent, kan het lid tot uiterlijk een maand na de datum van dit besluit door indiening van een schriftelijk, gemotiveerd beroepschrift in beroep gaan bij de raad van commissarissen.
De raad van commissarissen bepaalt alsdan de verdere procedure.
De beslissing van de raad van commissarissen wordt zo spoedig mogelijk genomen en is bindend.

5. De raad van bestuur neemt de door hem noodzakelijk of wenselijk geachte initiatieven ter bevordering van de belangen van de Rabobank Groep.
6. De raad van bestuur is verplicht bij de uitoefening van zijn taak bestendig overleg te onderhouden met de raad van commissarissen.
7. De raad van bestuur is verplicht de door de raad van commissarissen vastgestelde richtlijnen te volgen.

Artikel 50.

1. Indien een lid:
   a. zich schuldig maakt aan wanbeheer als gevolg waarvan aanmerkelijk financieel nadeel ontstaat of dreigt te ontstaan;
   b. zich bij herhaling schuldig maakt aan handelingen die:
      - bij of krachtens de wet zijn verboden;
      - in strijd zijn met de statuten en/of het huishoudelijk reglement van het lid of van Rabobank Nederland;
      - in strijd zijn met de besluiten die Rabobank Nederland op grond van haar statuten en/of haar huishoudelijk reglement heeft genomen,

   kan de raad van bestuur het aantal personen waaruit het bestuur respectievelijk de statutaire directie van het lid bestaat met een uitbreiden door de benoeming van een toegevoegd bestuurder respectievelijk toegevoegd directeur.
2. De raad van bestuur stelt het lid per aangetekende brief in kennis van de gronden voor de benoeming alsmede van de naam, de functie en de woonplaats van de benoemde functionaris, de datum waarop zijn benoeming ingaat alsmede de voorgestane duur van de benoeming.
3. De toegevoegd bestuurder respectievelijk de toegevoegd directeur kan slechts worden benoemd voor een daarbij aan te geven periode van maximaal twee jaar.
   De termijn waarvoor de toegevoegd bestuurder respectievelijk toegevoegd directeur is benoemd, kan eenmaal worden verlengd voor een periode van maximaal twee jaar.
   Tot toegevoegd bestuurder respectievelijk toegevoegd directeur kunnen niet worden benoemd leden van de regiodirectie alsmede de onder de regiodirectie ressorterende functionarissen van de regio waarbij het lid is ingedeeld.
4. De raad van bestuur kan een toegevoegd bestuurder respectievelijk de toegevoegd directeur te allen tijde van zijn functie ontheffen of vervangen door een ander.
5. a. Tegen het besluit van de raad van bestuur tot benoeming of vervanging van een toegevoegd bestuurder respectievelijk de toegevoegd directeur is beroep bij de raad van commissarissen mogelijk binnen twee weken na de verzending van de kennisgeving van de benoeming of vervanging.
   Het instellen van beroep heeft geen opschortende werking.

De beslissing van de raad van commissarissen, welke zo spoedig mogelijk genomen wordt, is bindend;

b. Op het besluit tot het instellen van het beroep en het vertegenwoordigen van het lid in de beroepsprocedure is lid 6 sub a en b niet van toepassing.

6. Zolang bij een lid een toegevoegd bestuurder respectievelijk de toegevoegd directeur in functie is, gelden bij dat lid de volgende regels:
   a. voor de rechtsgeldigheid van een besluit van het bestuur respectievelijk de statutaire directie is vereist dat de toegevoegd bestuurder respectievelijk de toegevoegd directeur daarmee heeft ingestemd;
   b. het lid wordt vertegenwoordigd door de toegevoegd bestuurder respectievelijk de toegevoegd directeur en een of meer andere leden van het bestuur respectievelijk een of meer andere leden van de statutaire directie, tezamen handelende;
   c. de toegevoegd bestuurder respectievelijk de toegevoegd directeur kan niet worden geschorst of ontslagen door de raad van commissarissen of de algemene vergadering van het lid.
7. De benoeming van de toegevoegd bestuurder respectievelijk de toegevoegd directeur brengt mee dat de statutaire taken en bevoegdheden van de directeur-bestuurder respectievelijk de statutaire directie voor de tijd gedurende welke een toegevoegd bestuurder respectievelijk toegevoegd directeur in functie is, slechts door het bestuur respectievelijk de statutaire directie waaronder de toegevoegd bestuurder respectievelijk de toegevoegd directeur kunnen worden uitgeoefend, tenzij het bestuur respectievelijk de statutaire directie met instemming van de toegevoegd bestuurder respectievelijk de toegevoegd directeur anders beslist.

Informatieverstrekking.

Artikel 51.

Onverminderd het bepaalde in artikel 42 verleent de raad van bestuur inzage in de administratie en verdere bescheiden en verschaft inlichtingen zo dikwijls daarom door de raad van commissarissen mocht worden verzocht.

Samenstelling en benoeming.

Artikel 52.

1. De raad van bestuur bestaat uit ten minste twee leden.
   Het aantal leden van de raad van bestuur wordt, met inachtneming van het bepaalde in de vorige zin, bepaald door de raad van commissarissen. Benoembaar zijn slechts natuurlijke personen.
2. De leden van de raad van bestuur worden benoemd door de raad van commissarissen met inachtneming van het bepaalde in de laatste zin van artikel 43 lid 4 sub 6.
   In afwijking van het bepaalde in artikel 37 lid 7 van Boek 2 van het Burgerlijk Wetboek worden door de raad van commissarissen uit de raad van bestuur een voorzitter als ook een of meer plaatsvervangende voorzitters aangewezen.
3. De bezoldiging en overige arbeidsvoorwaarden van de leden van de raad van bestuur worden bepaald door de raad van commissarissen.
4. Een lid van de raad van bestuur kan door de raad van commissarissen te allen tijde worden geschorst en ontslagen met inachtneming van het bepaalde in de laatste zin van artikel 43 lid 4 sub 6.

Een besluit tot schorsing dient de periode te vermelden waarvoor zij geldt. Indien binnen deze periode niet anders is beslist, vervalt de schorsing.

5. Ingeval van belet of ontstentenis van een of meer leden van de raad van bestuur zijn de overblijvende leden of is het enig overblijvende lid van de raad van bestuur tijdelijk met het bestuur belast.
   Ingeval van belet of ontstentenis van alle leden van de raad van bestuur is de raad van commissarissen tijdelijk met het bestuur belast; de raad van commissarissen is alsdan bevoegd om een of meer tijdelijke bestuurders aan te wijzen.
   Ingeval van ontstentenis neemt de raad van commissarissen zo spoedig mogelijk de nodige maatregelen teneinde een definitieve voorziening te doen treffen.

Bijeenroeping.

Artikel 53.

1. De vergaderingen van de raad van bestuur worden bijeengeroepen en geleid door de voorzitter en bij diens afwezigheid door een van de plaatsvervangende voorzitters en bij diens afwezigheid door het oudste lid in anciënniteit.
2. De voorzitter van de raad van bestuur is verplicht een vergadering van de raad van bestuur bijeen te roepen indien twee of meer andere leden van de raad van bestuur zulks verzoeken, in welk geval de vergadering moet worden gehouden binnen acht dagen dan wel binnen een langere door de verzoekers te bepalen termijn.

Besluitvorming.

Artikel 54.

1. De raad van bestuur besluit bij volstrekte meerderheid van de uitgebrachte geldige stemmen.
   Bij staking van stemmen beslist de voorzitter, tenzij een of meer leden van de raad van bestuur daartegen bezwaar maken.
   In dat geval zal de zaak aan de raad van commissarissen ter beslissing worden voorgelegd.
2. De raad van bestuur kan ook buiten vergadering besluiten nemen, mits dit schriftelijk, per telefax of op andere schriftelijk reproduceerbare wijze geschiedt en ten minste de helft van het aantal in functie zijnde leden zich voor het desbetreffende voorstel uitspreekt.
   Een dergelijk besluit wordt door de secretaris aangetekend in het notulenregister en van het nemen ervan wordt mededeling gedaan aan alle leden van de raad van bestuur.

Notulen.

Artikel 55.

Het in de vergadering behandelde wordt genotuleerd door een of meer door de raad van bestuur, al dan niet uit zijn midden, aangewezen secretarissen.

Indien schriftelijk wordt gestemd, fungeert (geren) de secretaris(sen) tevens als stemopnemer(s).

Goedkeuring raad van commissarissen.

Artikel 56.

1. Aan de goedkeuring van de raad van commissarissen zijn onderworpen besluiten van de raad van bestuur omtrent:
   a. de uitgifte van schuldbrieven ten laste van Rabobank Nederland, alsmede ten laste van een commanditaire vennootschap of vennootschap onder firma waarvan Rabobank Nederland volledig aansprakelijk vennoot is, alsmede het aanvragen van de

notering of van de intrekking van de notering van deze schuldbrieven in de prijscourant van enige beurs;

b. het aangaan of verbreken van duurzame samenwerking van Rabobank Nederland of een Afhankelijke Maatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijk vennoot in een commanditaire vennootschap of vennootschap onder firma indien deze samenwerking of verbreking van strategisch belang is voor Rabobank Nederland;

c. het nemen van een deelneming door Rabobank Nederland of een Afhankelijke Maatschappij in het kapitaal van een vennootschap, indien de waarde van deze deelneming ten minste éénhonderdvijfentwintig miljoen euro (EUR 125.000.000,--) of, indien dat lager is, ten minste een vierde van het bedrag bedraagt van het eigen vermogen volgens de balans met toelichting van Rabobank Nederland, alsmede het ingrijpend vergroten of verminderen van zulk een deelneming;

d. investeringen en desinvesteringen waarmee een bedrag is gemoeid gelijk aan of meer dan éénhonderdvijfentwintig miljoen euro (EUR 125.000.000,--) of, indien dat lager is, gelijk aan of meer dan een vierde van het eigen vermogen volgens de balans met toelichting van Rabobank Nederland;

e. voorstellen tot wijziging van de statuten of het huishoudelijk reglement van Rabobank Nederland;

f. een voorstel tot ontbinding van Rabobank Nederland en ook aangifte van faillissement en aanvraag van surseance van betaling;

g. beëindiging van de dienstbetrekking van een aanmerkelijk aantal medewerkers van Rabobank Nederland of van een Afhankelijke Maatschappij tegelijkertijd of binnen een kort tijdsbestek;

h. ingrijpende wijziging in de arbeidsomstandigheden van een aanmerkelijk aantal medewerkers van Rabobank Nederland of van een Afhankelijke Maatschappij;

i. het verkrijgen, vervreemden, bezwaren, huren of verhuren van roerende en onroerende zaken en het stichten van gebouwen ten behoeve van Rabobank Nederland indien daarbij een bij het huishoudelijk reglement bepaalde limiet wordt overschreden;

j. voorstellen aan de algemene vergadering tot Juridische Fusie of Juridische Splitsing waarbij Rabobank Nederland partij is;

k. het afzien van verhaalsrecht als bedoeld in artikel 18 lid 2;

l. voorstellen aan de algemene vergadering tot uitgifte van aandelen conform artikel 15 lid 1;

m. het benoemen van directeuren van Rabobank Nederland;

n. de jaarlijkse vaststelling van de beleidsplannen en de begroting;

o. het vaststellen van het reglement als bedoeld in artikel 59;

p. duidelijk in een daartoe strekkend besluit van de raad van commissarissen omschreven andere onderwerpen.

2. Het ontbreken van de goedkeuring van de raad van commissarissen op een besluit als bedoeld in lid 1 tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of leden van de raad van bestuur niet aan.

<u>Advies en goedkeuring centrale kringvergadering.</u>

Artikel 57.

1. Aan voorafgaand advies van de centrale kringvergadering zijn onderworpen besluiten van de raad van bestuur:
   a. als bedoeld in artikel 56 lid 1 sub b, indien deze samenwerking of verbreking van ingrijpende betekenis is voor Rabobank Nederland en/of haar leden;
   b. als bedoeld in artikel 56 lid 1 sub c, indien daarmee een bedrag is gemoeid van ten minste tweehonderdvijftig miljoen euro (EUR 250.000.000,--);
   c. als bedoeld in artikel 56 lid 1 sub d, indien daarmee een bedrag is gemoeid van ten minste tweehonderdvijftig miljoen euro (EUR 250.000.000,--);
   d. ten aanzien van een Juridische Fusie of Juridische Splitsing waarbij Rabobank Nederland partij is als bedoeld in artikel 56 lid 1 sub j;
   e. als bedoeld in artikel 49 lid 2 sub s onder (i).
2. Aan de voorafgaande goedkeuring van de centrale kringvergadering zijn onderworpen:
   a. de jaarlijks door de raad van bestuur aan de centrale kringvergadering voor te leggen voornemens voor het te voeren beleid inzake het Aangesloten Bankenbedrijf; de centrale kringvergadering toetst deze voornemens aan de in artikel 27 lid 1 sub c bedoelde uitgangspunten;
   b. het voorgenomen besluit van de raad van bestuur tot vaststelling van de begroting van Rabobank Nederland voor zover deze betrekking heeft op het Aangesloten Bankenbedrijf.

Vertegenwoordiging, mandaat, volmacht en procuratie.

Artikel 58.

1. De raad van bestuur is bevoegd Rabobank Nederland te vertegenwoordigen. De vertegenwoordigingsbevoegdheid komt mede toe aan twee gezamenlijk handelende leden van de raad van bestuur.
2. Indien een lid van de raad van bestuur in privé een overeenkomst met Rabobank Nederland sluit (daaronder niet begrepen het sluiten of wijzigen van die overeenkomsten waarvan het voor Rabobank Nederland gebruikelijk is deze met personeelsleden af te sluiten, mits zulks dan geschiedt onder de ook voor andere personeelsleden gebruikelijke voorwaarden) of in privé enigerlei procedure tegen Rabobank Nederland voert, kan Rabobank Nederland ter zake worden vertegenwoordigd door een commissaris, daartoe door de raad van commissarissen aan te wijzen.
   De algemene vergadering kan evenwel in alle gevallen waarin Rabobank Nederland een tegenstrijdig belang heeft met een of meer leden van de raad van bestuur of leden van de raad van commissarissen, een of meer personen aanwijzen om Rabobank Nederland te vertegenwoordigen.
   Zodanige personen kunnen ook zijn leden van de raad van bestuur, te wier aanzien het strijdig belang bestaat.
   Indien een lid van de raad van bestuur op een andere wijze dan in de eerste zin van dit lid bedoeld een belang heeft dat strijdig is met dat van Rabobank Nederland, blijft hij, evenals ieder ander lid van de raad van bestuur, bevoegd Rabobank Nederland te vertegenwoordigen met inachtneming van het in lid 1 bepaalde.
3. De raad van bestuur kan mandaat, volmacht of procuratie verlenen.

4. De verlening van de in lid 3 bedoelde bevoegdheden dient schriftelijk te geschieden en moet de handelingen vermelden waarvoor zij geldt.
   De verleende bevoegdheden kunnen te allen tijde door de raad van bestuur worden gewijzigd of ingetrokken.

Reglement.

Artikel 59.

De raad van bestuur stelt, met goedkeuring van de raad van commissarissen en met inachtneming van deze statuten, een reglement op waarin nadere regels worden gegeven ten aanzien van zijn taken en werkzaamheden.
Voorts verdelen de leden van de raad van bestuur met goedkeuring van de raad van commissarissen, al dan niet bij reglement, onderling hun werkzaamheden.

Onverenigbare functies.

Artikel 60.

Onverminderd het elders in deze statuten omtrent benoembaarheid bepaalde, gelden de volgende bepalingen.
De leden van de raad van commissarissen, van de raad van bestuur en van de centrale kringvergadering kunnen niet tegelijkertijd van meer dan een van deze organen deel uitmaken.
De leden van de raad van bestuur kunnen naast het lidmaatschap van dit orgaan generlei functie vervullen bij een lid.
Ten slotte kunnen de commissarissen en de leden van de raad van bestuur generlei functie bekleden bij een kredietinstelling in de zin van de Wet financieel toezicht, die niet op enigerlei wijze is gelieerd aan Rabobank Nederland.

4. Kring, kringvergadering, kringbestuur

Indeling in kringen.

Artikel 61.

1. De leden van Rabobank Nederland zijn ingedeeld in door de algemene vergadering vast te stellen groepen, welke in deze statuten worden aangeduid als: kringen.
2. De in een kring ingedeelde leden houden bijeenkomsten - kringvergaderingen - waarin de belangen van de tot de kring behorende leden, zulks binnen het kader van het gemeenschappelijk belang van alle leden van Rabobank Nederland, worden besproken.
3. Ingeval een lid indeling in een andere kring verzoekt, is de raad van bestuur bevoegd ten aanzien van dit lid de indeling te wijzigen na voorafgaand advies van de betrokken kringbesturen.

Kringbestuur.

Artikel 62.

1. De kringvergadering benoemt, met inachtneming van het bepaalde in artikel 60, een kringbestuur dat uit zes personen zal bestaan, waarvan er vier moeten zijn benoemd uit de door de algemene vergaderingen respectievelijk ledenraden van de in de kring ingedeelde Aangesloten Banken benoemde leden van het bestuur respectievelijk de raad van commissarissen en de overigen uit de directeuren-bestuurders respectievelijk leden van de statutaire directie van de leden van de kring.
2. De voorzitter van het kringbestuur wordt in functie benoemd.
3. De kringbestuurders moeten afkomstig zijn van zes verschillende leden van de kring.
4. Het kringbestuur organiseert de activiteiten van de kring.

De voorzitter leidt de kringvergadering en de kringbestuursvergadering.

5. Het kringbestuur voorziet in de aanwijzing van een secretaris, die het secretariaat zowel voor het kringbestuur als voor de kringvergadering zal verzorgen.

Oordeel kringbestuur.

Artikel 63.

Waar in deze statuten wordt voorgeschreven het oordeel te vragen van de kring of van de kringvergadering, kan bedoeld oordeel ook worden gegeven door het kringbestuur, indien zulks door dit bestuur in overleg met de raad van bestuur wenselijk wordt geacht.

Bijeenroeping.

Artikel 64.

1. De kringvergadering wordt bijeengeroepen door de voorzitter van het kringbestuur. De voorzitter van het kringbestuur is tot bijeenroeping verplicht:
   a. zo dikwijls het kringbestuur het houden van de vergadering wenselijk acht;
   b. wanneer daarom schriftelijk is verzocht door ten minste een zodanig aantal leden als bevoegd is tot het uitbrengen van één tiende gedeelte van de stemmen in een kringvergadering;
   c. indien de raad van commissarissen of de raad van bestuur daarom verzoekt.
2. Indien de kringvergadering wordt bijeengeroepen doet het kringbestuur, tegelijk met de verzending van het bericht tot bijeenroeping, mededeling aan de raad van bestuur, onder vermelding van de te behandelen punten.

Artikel 65.

1 De bijeenroeping van de kringvergadering geschiedt schriftelijk. Tussen de dag waarop het bericht tot bijeenroeping uitgaat en die waarop de kringvergadering wordt gehouden, moeten ten minste drie werkdagen liggen.

2 Indien een verzoek als bedoeld in artikel 64 lid 1 sub b of c is ingediend, draagt de voorzitter er voor zorg dat de vergadering wordt gehouden binnen veertien dagen nadat het verzoek daartoe is ingediend.

3 Indien binnen zeven dagen nadat het verzoek als bedoeld in het vorige lid is ingediend, door de voorzitter geen bericht van bijeenroeping is verzonden, kunnen de verzoekers zelf tot bijeenroeping overgaan.

Reglement.

Artikel 66.

In het reglement van de kringen worden nadere regels gegeven omtrent onder andere de samenstelling van het kringbestuur, de besluitvorming in de kringvergadering, het aantal stemmen dat elk lid uitbrengt, de vertegenwoordiging van elk lid, het recht van toegang tot de kringvergadering, de organisatie en de werkwijze van de kringvergadering alsook omtrent de notulering van hetgeen in de kringvergadering wordt behandeld.

Vergoeding.

Artikel 67.

De kringvergadering bepaalt aan de hand van door de centrale kringvergadering gegeven richtlijnen de vergoedingen voor het bezoeken van de kringbestuursvergaderingen.
De kring voorziet zelf in de middelen waaruit bedoelde vergoedingen worden betaald.

5. Jaarrekening en winstbestemming.

Rekening en verantwoording.

Artikel 68.

1. Het boekjaar valt samen met het kalenderjaar.
2. Voor één juli van ieder jaar legt de raad van bestuur in de algemene vergadering rekening en verantwoording af over het in het afgelopen boekjaar door hem gevoerde bestuur.
3. De raad van bestuur zorgt voor het opmaken van de in artikel 41 lid 2 bedoelde stukken. De raad van bestuur maakt tevens een voorstel tot winstbestemming op.
4. De in lid 3 bedoelde stukken worden voor de eerste april overgelegd aan de raad van commissarissen, die deze onderzoekt.
5. De opgemaakte jaarrekening wordt ondertekend door de commissarissen en de leden van de raad van bestuur.
   Ontbreekt de ondertekening van een of meer van hen, dan wordt daarvan onder opgave van reden melding gemaakt.
6. Uiterlijk veertien dagen voor de dag waarop de in het tweede lid van dit artikel bedoelde algemene vergadering wordt gehouden, worden de in artikel 41 lid 2 bedoelde stukken alsook het verslag waarin de raad van commissarissen van zijn bevindingen melding maakt, aan de leden toegezonden en voor de leden ter inzage gelegd ten kantore van Rabobank Nederland.
   Bij deze stukken wordt tevens een verklaring van een externe registeraccountant overgelegd.
7. De jaarrekening wordt vastgesteld in de in lid 2 bedoelde algemene vergadering. Het besluit tot vaststelling wordt genomen met een volstrekte meerderheid van de geldig uitgebrachte stemmen.

Dividend.

Artikel 69.

Uit de winst kan op de aandelen een dividend worden uitgekeerd aan de houders van de aandelen op éénendertig december van het boekjaar waarover het dividend wordt uitgekeerd. Het dividend wordt op voorstel van de raad van bestuur vastgesteld door de algemene vergadering. Het overblijvende deel van de winst zal op voorstel van de raad van bestuur door de algemene vergadering worden aangewend tot versterking van de solvabiliteit van Rabobank Nederland. Het besluit tot vaststelling van het dividend alsmede het besluit tot verdere winstbestemming worden genomen met een volstrekte meerderheid van de geldig uitgebrachte stemmen.

Reserves.

Artikel 70.

De reserves mogen gedurende het bestaan van Rabobank Nederland noch geheel noch gedeeltelijk tussen de leden worden verdeeld.

Indien wordt besloten Rabobank Nederland te ontbinden teneinde haar zaken te doen voortzetten door een andere rechtspersoon of instelling, zullen deze reserves toekomen aan die andere rechtspersoon of instelling.

6. Beroeps- en geschillenregeling

Artikel 71.

1. In krachtens de statuten vastgestelde reglementen en regelingen kan de raad van commissarissen worden aangewezen als beroepsinstantie en kunnen regels worden gegeven over de te volgen procedure.

2. Indien zich geschillen voordoen tussen twee of meer leden van Rabobank Nederland, ter beslechting waarvan in deze statuten geen andere regeling is getroffen, kunnen de betrokkenen zich wenden tot de raad van commissarissen teneinde hun geschil bij wijze van bindend advies te doen oplossen.
In een zodanig geval wordt het verzoek tot regeling van het geschil door alle partijen schriftelijk ter kennis van de raad van commissarissen gebracht, onder motivering van de door ieder van hen ingenomen standpunten.
De raad van commissarissen bepaalt alsdan de te volgen procedure.
De beslissing van de raad van commissarissen wordt zo spoedig mogelijk genomen en is bindend.

7. Statutenwijziging, Juridische Fusie, Juridische Splitsing en ontbinding

Statutenwijziging, Juridische Fusie en Juridische Splitsing.

Artikel 72.

1. Deze statuten kunnen door de algemene vergadering worden gewijzigd in een vergadering waarin ten minste zoveel leden tegenwoordig of vertegenwoordigd zijn als nodig zijn om tweederde van de stemmen uit te kunnen brengen die maximaal aan de voltallige vergadering toekomen.
2. Is het vereiste aantal leden niet aanwezig of vertegenwoordigd, dan wordt binnen een maand wederom een algemene vergadering bijeengeroepen, die alsdan binnen twee maanden moet worden gehouden.
Deze tweede vergadering, die niet behoeft te zijn voorafgegaan door een centrale kringvergadering, is bevoegd tot statutenwijziging te besluiten ongeacht het aantal leden dat ter vergadering aanwezig of vertegenwoordigd is.
3 Bij de bijeenroeping tot de algemene vergadering waarin een statutenwijziging aan de orde zal worden gesteld, moet worden medegedeeld dat zal worden voorgesteld de statuten te wijzigen.
4. Degenen die de oproeping tot de algemene vergadering ter behandeling van een voorstel tot statutenwijziging hebben gedaan, moeten uiterlijk op de vijfde dag voor de vergadering een afschrift van dat voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van Rabobank Nederland neerleggen, ter inzage voor ieder lid tot na afloop van de dag waarop de vergadering wordt gehouden.
Bij gebreke daarvan kan over het voorstel niet worden besloten, tenzij alle leden aanwezig of vertegenwoordigd zijn en het besluit tot statutenwijziging wordt genomen met algemene stemmen.
5. Een besluit tot Juridische Fusie of Juridische Splitsing wordt genomen op dezelfde wijze als in dit artikel met betrekking tot statutenwijziging is omschreven.

Ontbinding.

Artikel 73.

1. Tot ontbinding van Rabobank Nederland kan worden besloten op dezelfde wijze als in artikel 72 met betrekking tot statutenwijziging omschreven, ongeacht of deze ontbinding al dan niet geschiedt ten einde de zaken van Rabobank Nederland te doen voortzetten door een andere rechtspersoon of instelling.

2. Indien Rabobank Nederland wordt ontbonden ten einde haar zaken door een andere rechtspersoon of instelling te doen voortzetten, draagt zij alle activa en passiva over zonder dat vereffening zal plaatsvinden.
   In de overige gevallen van ontbinding gelden de bepalingen in de volgende leden van dit artikel.
3. De vereffening geschiedt door de raad van bestuur, tenzij de algemene vergadering andere vereffenaars aanwijst.
4. Gedurende de vereffening blijven de bepalingen van deze statuten, voor zoveel mogelijk en voor zover zij niet met het karakter van de vereffening strijden, van kracht, met dien verstande dat ingeval de algemene vergadering andere vereffenaars dan de leden van de raad van bestuur mocht benoemen, de door de statuten aan de raad van bestuur toegekende bevoegdheden en taken overgaan op die andere vereffenaars.
5. De vereffenaars doen na afloop van de vereffening en ingeval deze langer dan een jaar duurt, aan het einde van ieder kalenderjaar, rekening en verantwoording aan de algemene vergadering.
6. De agenda voor de algemene vergadering waarin de in lid 5 bedoelde rekening en verantwoording aan de orde komt, bevat tevens als agendapunt de verlening van decharge aan de vereffenaars en voor zoveel nodig aan de raad van bestuur.
7. Een bij vereffening blijkend batig saldo wordt allereerst voor zoveel mogelijk aangewend voor terugbetaling van het nominaal bedrag van de aandelen.
   Hetgeen daarna mocht overblijven, wordt verdeeld tussen de leden op basis van de laatst vastgestelde Verdeelsleutel.

8. Overgangsbepalingen

I

In afwijking van artikel 1 sub p zal de Verdeelsleutel voor het eerst in tweeduizendacht worden vastgesteld door de raad van bestuur en zal deze Verdeelsleutel werking hebben onmiddellijk na de totstandkoming van deze statutenwijziging (één juli tweeduizendacht) waartoe is besloten door de op negentien juni tweeduizendacht gehouden algemene vergadering.

II

Tot met betrekking tot alle (hypothecaire) vorderingen van de leden die in de balans van Rabohypotheekbank N.V. zijn opgenomen (de "Portefeuilles") zodanige rechtshandelingen hebben plaatsgevonden dat deze zullen zijn opgenomen in de balans van de betreffende leden, kan de raad van bestuur, in afwijking van artikel 1 sub e, besluiten voor de toepassing van artikel 1 sub p het Balanstotaal van een lid te verhogen met de door dat lid aangehouden Portefeuille bij Rabohypotheekbank N.V. Indien de raad van bestuur hiertoe besluit zal zij de centrale kringvergadering hierover informeren.

III

Door en met het passeren van deze akte komen alle ten tijde van het passeren van deze akte geplaatste aandelen met een nominale waarde van vierhonderdvijfenvijftig euro (EUR 455,--) te vervallen, onder de gelijktijdige uitgifte van de door en met het passeren van deze akte nieuw uit te geven twee miljoen vierduizend vijftien (2.004.015) aandelen, elk met een nominale waarde van éénduizend euro (EUR 1.000,--).

IV

Indien een lid op basis van de in tweeduizendacht vastgestelde Verdeelsleutel tot een lager bedrag aan aandelen gerechtigd is dan het bedrag aan aandelen dat het lid hield voorafgaand aan de vaststelling van de Verdeelsleutel, zullen aan dat lid, in afwijking van het bepaalde in artikel 15, zoveel aandelen worden uitgegeven als overeenkomt met het bedrag aan aandelen dat hij hield voorafgaand aan de vaststelling van de Verdeelsleutel, waarbij naar boven wordt afgerond op een bedrag van ééndulzend euro (EUR 1.000,--).

Kopieën van de stukken waaruit blijkt van de in de aanhef van deze akte vermelde besluiten van de algemene vergadering, de goedkeuring van de raad van commissarissen en het advies van de centrale kringvergadering worden aan deze akte gehecht.

Waarvan deze akte in minuut wordt verleden te Amsterdam, op de datum in het hoofd van deze akte vermeld.

Na mededeling van de zakelijke inhoud van de akte, het geven van een toelichting daarop en na de verklaring van de comparante van de inhoud van de akte te hebben kennisgenomen en met beperkte voorlezing in te stemmen, wordt deze akte onmiddellijk na voorlezing van die gedeelten van de akte, waarvan de wet voorlezing voorschrijft, door de comparante, die aan mij, notaris, bekend is, en mij, notaris, ondertekend.

(get.): M.F.J. Roelofs, C.A. Voogt.

UITGEGEVEN VOOR AFSCHRIFT
door mij, Mr Corstiaan Anne Voogt, kandidaat-notaris, als waarnemer van Professor Mr Martin van Olffen, notaris met plaats van vestiging te Amsterdam, op 1 juli 2008.

Prof. Mr M. van Olffen
NOTARIS TE AMSTERDAM

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1852A
TRANCHE NO: 3

AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 (the "Notes") (to be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and the AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 19 May 2008)

Issue Price: 100.585 per cent.

(plus 114 days' accrued interest from and including 11 March 2008 to but excluding 3 July 2008)

TD Securities

The date of these Final Terms is 1 July 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated 14 May 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Offering Circular dated 13 May 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 14 May 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 14 May 2007 and 13 May 2008. Each Issuer accepts responsibility for the information contained in these Final Terms, which, when read together with the Offering Circulars dated 14 May 2007 and 13 May 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1852A
	(ii)	Tranche Number:	3
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	To be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and the AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 19 May 2008
3	*Specified Currency or Currencies:*		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 300,000,000
	(ii)	Tranche:	AUD 50,000,000

5	Issue Price:		100.585 per cent. of the Aggregate Nominal Amount plus 114 days' accrued interest from and including 11 March 2008 to but excluding 3 July 2008
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount	Not Applicable
7	(i)	Issue Date:	3 July 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	11 March 2008
8	Maturity Date:		11 March 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	8.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	11 March in each year
	(iii)	Fixed Coupon Amount(s):	AUD 80 per Specified Denomination
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	New Global Notes:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the Temporary Global Note, the Temporary ISIN, Temporary Common Code and Temporary WKN will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(iv)(a) of Part B of these *Final* Terms. Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 19 May 2008 and the ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(iv)(b) of Part B of these final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Sydney and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and

the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		None
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.611651 producing a sum of (for Notes not denominated in Euro):	Euro 30,582,550
43	In the case of Notes listed on Eurolist	Not Applicable

by Euronext Amsterdam N.V.:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 3 July 2008. The Notes are to be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and the AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 19 May 2008 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras*

in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,974,315.07
(iii)	Estimated total expenses:	AUD 567,500 (comprising selling concession and combined management and underwriting commission)
6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	7.577 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10	**Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*		
	Not Applicable		
11	**Operational information**		
(i)	Intended to be held in a manner which would allow Eurosystem eligibility.		No
(ii)	(a)	Temporary ISIN Code:	XS0373926004
	(b)	ISIN Code:	XS0349064591
(iii)	(a)	Temporary Common Code:	037392600
	(b)	Common Code:	034906459
(iv)	(a)	Temporary WKN:	A0TXQE
	(b)	German WKN Code:	A0TRR1
(v)	Private Placement number:		Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
(vii)	Delivery:		Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents *(if any)*:		Not Applicable
(ix)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)		Not Applicable
12	**General**		
(i)	Time period during which the offer is open:		Not Applicable
(ii)	Description of the application process:		Not Applicable
(iii)	Description of possibility to reduce subscriptions:		Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:		Not Applicable
(v)	Minimum and/or maximum amount of application:		Not Applicable

(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1924A
TRANCHE NO: 1
EUR 40,000,000 Floating Rate Notes 2008 due 13 January, 2014

Issue Price: 100 per cent.

SOCIÉTÉ GÉNÉRALE CORPORATE & INVESTMENT BANKING

The date of these Final Terms is July 1, 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1924A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 40,000,000
	(ii)	Tranche:	EUR 40,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(iii)	Issue Date:	July 2, 2008
	(iv)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		The Specified Interest Payment Date falling on or nearest to January 13, 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Three (3) month Euribor + 0.04 per cent. Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the

		Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	January 13, April 13, July 13 and October 13, in each year from October 13, 2008 up to and including the Maturity Date There will be a first long coupon in respect of the period commencing on and including the Interest Commencement Date to but excluding the first Interest Payment Date.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Each Specified Interest Payment Date
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	EURIBOR 3 Month Provided that interest for the first Interest Period, shall be calculated on the basis of a straight-line interpolation of EURIBOR 3 month and EURIBOR 4 month.
-	Interest Determination Date:	The Rate of Interest shall be determined by the Calculation Agent at 11.00 am (Brussels time) two (2) TARGET Business Days prior to the first day of each Interest Period.
-	Relevant Screen Page:	Reuters Screen page EURIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s): [+/-]	+ 0.04 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable

(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual / 360 (adjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the	As set out in the Conditions

		case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on 40 days' notice.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Société Générale Tour Société Générale 17 cours Valmy 92987 Paris-la Défense France
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable

43 In the case of Notes listed on Euronext Amsterdam.: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Bourse de Luxembourg (Regulated Market of the Luxembourg Stock Exchange) with effect from July 2, 2008.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,290

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See 'Use of Proceeds' wording in Offering Circular
(ii)	Estimated net proceeds	EUR 40,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield Not Applicable

Indication of yield Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0372251180
(iii)	Common Code:	37225118
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1220 A
TRANCHE NO: 3
EUR 100,000,000 3.125 per cent. Fixed Rate Notes 2008 due 2010

(to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 3.125 per cent. Notes 2005 due 2010 issued on 19 January 2005 (the **Tranche 1 Notes**)); and

(to be consolidated and form a single series with the Issuer's EUR 50,000,000 3.125 per cent. Notes 2008 due 2010 issued on 20 June 2008 (the **Tranche 2 Notes**))

Issue Price: 96.095 per cent. (plus 355 days' accrued interest from (and including) 19 July 2007 to (but excluding) the 8 July 2008)

Rabobank International

The date of these Final Terms is 3 July 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated October 15, 2004. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated October 15, 2004. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated October 15, 2004 and May 13, 2008. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated October 15, 2004 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1220A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,400,000,000
	(ii)	Tranche:	EUR 100,000,000 (to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 3.125 per cent. Notes 2005 due 2010 issued on 19 January 2005 and EUR 50,000,000 3.125 per cent. Notes 2008 due 2010 issued on 20 June 2008)

5	Issue Price:	96.095 per cent. of the Aggregate Nominal Amount (plus 355 days' accrued interest from (and including) 19 July 2007 to (but excluding) 8 July 2008)
6	(i) Specified Denominations:	EUR 1,000
7	(i) Issue Date:	8 July 2008
	(ii) Interest Commencement Date (if different from the Issue Date):	19 July 2007
8	Maturity Date:	19 July 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.125 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.125 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	19 July in each year commencing on 19 July 2008 and ending on 19 July 2010
	(iii) Fixed Coupon Amount(s):	Not Applicable
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi) Determination Date(s):	Interest Payment Dates
	(vii) Other terms relating to the method of	Not Applicable

	calculating interest for Fixed Rate Notes:	
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(*c*)), or on event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 8(*h*)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in *accordance with Condition* 12(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Applicable
	(i) Numbering and letters	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(Rabo Securities)*

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note *Programme* of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext, Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the Issue Date. These Notes are to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 3.125 per cent. Notes 2005 due 2010 issued on 19 January 2005 and EUR 50,000,000 3.125 per cent. Notes 2008 due 2010 issued on 20 June 2008 which are listed and admitted to trading on Euronext Amsterdam by NYSE Euronext
(iii)	Estimate of total expenses related to admission to trading:	EUR 750.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 99,126,079.23
(iii)	Estimated total expenses:	Not Applicable

6 Yield

Indication of yield:	5.20 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of Index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	Temporary ISIN:	XS0371682468
(iii)	ISIN Code:	XS0210106695
(iv)	Temporary Common Code:	037168246
(v)	Common Code:	021010669
(vi)	German WKN-code:	A0TW20
(vii)	Private Placement number	Not Applicable
(viii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(ix)	Delivery:	Delivery against payment
(x)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xi)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable

(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1852A
TRANCHE NO: 3

AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 (the "Notes") (to be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and the AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 19 May 2008)

Issue Price: 100.585 per cent.

(plus 114 days' accrued interest from and including 11 March 2008 to but excluding 3 July 2008)

TD Securities

The date of these Final Terms is 1 July 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated 14 May 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Offering Circular dated 13 May 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 14 May 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 14 May 2007 and 13 May 2008. Each Issuer accepts responsibility for the information contained in these Final Terms, which, when read together with the Offering Circulars dated 14 May 2007 and 13 May 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1852A
	(ii)	*Tranche Number:*	3
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	To be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and the AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 19 May 2008
3	*Specified Currency or Currencies:*		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 300,000,000
	(ii)	Tranche:	AUD 50,000,000

5	Issue Price:	100.585 per cent. of the Aggregate Nominal Amount plus 114 days' accrued interest from and including 11 March 2008 to but excluding 3 July 2008
6	(i) Specified Denominations:	AUD 1,000
	(ii) Calculation Amount	Not Applicable
7	(i) Issue Date:	3 July 2008
	(ii) Interest Commencement Date (if different from the Issue Date):	11 March 2008
8	Maturity Date:	11 March 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	8.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	8.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	11 March in each year
	(iii) Fixed Coupon Amount(s):	AUD 80 per Specified Denomination
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	***Dual Currency* Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	New Global Notes:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
		Upon issue of the Temporary Global Note, the Temporary ISIN, Temporary Common Code and Temporary WKN will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(iv)(a) of Part B of these *Final Terms*.
		Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 19 May 2008 and the ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(iv)(b) of Part B of these final Terms.
29	Financial Centre(s) (Condition 10(h)) or other *special provisions relating to* payment dates:	London, Sydney and TARGET, subject to *Condition 10(h)(A)*
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and *reconventioning* provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a *temporary or permanent* Global Note and

			the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.
DISTRIBUTION			
36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		None
40	Subscription period:		Not Applicable
GENERAL			
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.611651 producing a sum of (for Notes not denominated in Euro):		Euro 30,582,550
43	In the case of Notes listed on Eurolist		Not Applicable

by Euronext Amsterdam N.V.:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 3 July 2008. The Notes are to be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and the AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 19 May 2008 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras*

in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,974,315.07
(iii)	Estimated total expenses:	AUD 567,500 (comprising selling concession and combined management and underwriting commission)
6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	7.577 per cent. per annum This is the *yield-to-maturity* and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No
(ii)	(a) Temporary ISIN Code:	XS0373926004
	(b) ISIN Code:	XS0349064591
(iii)	(a) Temporary Common Code:	037392600
	(b) Common Code:	034906459
(iv)	(a) Temporary WKN:	A0TXQE
	(b) German WKN Code:	A0TRR1
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents *(if any)*:	Not Applicable
(ix)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable

(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

(the 'Programme')

SERIES NO: 1875A
TRANCHE NO: 2

EUR 15,000,000 Floating Rate Notes (Rabo Inflatie Obligatie) 2008 due 30 May 2018

(the "Notes")

(to be immediately consolidated and form a single series with the EUR 45,000,000 Floating Rate Notes (Rabo Inflatie Obligatie) 2008 due 30 May 2018 issued on 30 May 2008)

Issue Price: 100.50 per cent.

(plus 37 days' accrued interest from and including
30 May 2008 to but excluding 7 July 2008)

Rabobank International

The date of these Final Terms is 3 July, 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in the Offering Circular dated May 14, 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May, 14 2007 and May 13, 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

A Dutch language description of the principal terms of the Notes is contained in the Schedule hereto.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1875A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 60,000,000
	(ii)	Tranche:	EUR 15,000,000 (the Notes will be immediately consolidated and form a single series with the EUR 45,000,000 Floating Rate Notes (Rabo Inflatie Obligatie) 2008 due 30 May 2018 issued on 30 May 2008)
5	Issue Price:		100.50 per cent. of the Aggregate Nominal Amount (plus 37 days' accrued interest from and including 30 May 2008 to but excluding 7 July 2008)
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	7 July 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 May 2008
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to May 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See item 17(v) below
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) 30 May 2008 and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	30 May in each year, commencing on 30 May 2009 and ending on the Maturity Date
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	In respect of the first Interest Period the Rate of Interest shall be determined by the Calculation Agent in accordance with the following formula: X * 3.252 per cent. The Rate of Interest in respect of the subsequent Interest Periods shall be determined by the Calculation Agent in accordance with the following formula: X * [HICPi - HICPi-1] / HICPi-1 Where: "X" means 1.6. "HICPi" means the Reference Rate applicable (15) fifteen calendar months prior to the relevant Specified Interest Payment Date; and "HICPi-1" means the Reference Rate applicable (27) twenty-seven calendar months prior to the relevant Specified Interest Payment Date.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	The Euro zone Harmonised Index of Consumer Prices ex-tobacco as determined by Eurostat, unrevised (abbreviated to HICPxt)
-	Interest Determination Date:	The fifth Business Day prior to the beginning of each Interest Period
-	Relevant Screen Page	Reuters page OATEI01 and Bloomberg page CPTFEMU <Index>
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Zero per cent.
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360

(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The Issuer shall as soon as reasonably practicable give instructions to the Calculation Agent to notify the holders of Notes: (i) if the Calculation Agent determines that a Reference Rate Adjustment Event (as defined below) has occurred; and (ii) of the Calculation Agent's determination as to the consequence of such Reference Rate Adjustment Event. If, in respect of the Notes, the Reference Rate is (i) not calculated and announced by Eurostat on Bloomberg page CPTFEMU <Index> or Reuters page OATEI01 (non-revised numbers) but is calculated and announced in any other way or by another entity than Eurostat acceptable to the Calculation Agent, or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Reference Rate, then in each case that rate (the "Successor Reference Rate") will be deemed to be the Reference Rate. If (i) on or prior to any Interest Determination Date in respect of the Notes, it is announced that a material change in the formula for or the method of calculating the Reference Rate will be made or in any other way the Reference Rate is materially modified (a "Reference Rate Modification") or the Reference Rate is permanently cancelled and no Successor Reference Rate exists (a "Reference Rate Cancellation") or (ii) on any Interest Determination Date, the Reference Rate is not calculated and announced (a "Reference Rate Disruption" and together with a Reference Rate Modification and a Reference Rate Cancellation, each a "Reference Rate Adjustment Event"), then, the Calculation Agent shall determine if such Reference Rate Adjustment Event has a material effect on the Notes and, if so, shall calculate the relevant Rate of Interest using, in lieu of a published level for the Reference Rate the level for the Reference Rate on that Interest Determination Date as determined by the Calculation Agent in accordance with the formula for and method of calculating that Reference Rate last in effect prior to the change, failure or cancellation.

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency pursuant to Condition 7(g) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(A)

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. A total fee of 1.30 per cent. is included in the Issue Price, which includes a distribution fee to distributors of 0.50 per cent.

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam by NYSE Euronext:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the 7th of July 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 2562.50

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 15,075,000
(iii)	Estimated total expenses:	None

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic HICPxt rates can be obtained from Reuters page OATEI01 and Bloomberg page CPTFEMU <Index>.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	No
(ii)	ISIN Code:	XS0357495513
(iii)	Common Code:	035749551
(iv)	Fondscode:	628201
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.	Not Applicable

(Rabobank International))

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

SCHEDULE

DUTCH LANGUAGE DESCRIPTION

NEDERLANDSTALIGE BESCHRIJVING VAN DE UITGIFTE VAN EUR 15,000,000 FLOATING RATE NOTES (RABO INFLATIE OBLIGATIE) 2008 DUE 30 MAY 2018

Onder het EUR 110.000.000.000 Global Medium-Term Note Programme heeft Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (hierna **Rabobank Nederland**) nominaal EUR 45,000,000 Floating Rate Notes (Rabo Inflatie Obligatie) 2008 due 30 May 2018 uitgegeven (Tranche 1 van Series 1875A). Rabobank Nederland wenst deze uitgifte overeenkomstig Conditie 16 van de leningsvoorwaarden te verhogen met EUR 15,000,000 tot EUR 60,000,000 middels deze 2de Tranche van Series 1875A. De Notes zijn vanaf 7 juli 2008 direct dooréénleverbaar met de 1ste Tranche van Series 1875A.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Basis Prospectus gedateerd 14 mei 2007 (hierna het Basis Prospectus 2007). De Engelstalige Final Terms, gedateerd 3 juli 2008 (hierna de Definitieve Voorwaarden) dienen tezamen met het Basis Prospectus 2007 en het Engelstalig Basis Prospectus gedateerd 13 mei 2008 (hierna het Basis Prospectus 2008, en tezamen met het Basis Prospectus 2007 en de Definitieve Voorwaarden, "het Prospectus") te worden gelezen. Investeerders worden hierbij gewezen op de 'Risk Factors' op pagina's 9 tot en met 15 van het Basis Prospectus 2007. Hieronder volgt een beschrijving van de voornaamste kenmerken van de Notes.

Rabobank Nederland behoudt zich het recht voor om een nieuwe serie of tranche van Notes met dezelfde voorwaarden uit te geven die dooréénleverbaar zullen zijn met de thans uit te geven Notes.

De einddatum van de Notes zal 30 mei 2018 (hierna de Einddatum) zijn. Alle berekeningen vanwege de Notes worden berekend door de daarvoor aangewezen agent ('Calculation Agent').

Rentevergoeding:

De hoogte van de rentevergoeding is afhankelijk van de ontwikkeling van de hoogte van de Europese inflatie (HICP ex Tobacco, zoals gepubliceerd door Eurostat).

Het CBS meldt op haar website het volgende over de HICP.
Hierbij zei opgemerkt dat in de Definitieve Voorwaarden de index *HICP ex Tobacco* wordt gebruikt. Tabak is in de in de Definitieve Voorwaarden gebruikte index HICP ex Tobacco niet meegenomen, omdat de prijs van tabak buitengewoon kan worden beïnvloed door accijnzen.

Geharmoniseerde consumentenprijsindex:
Europese prijsindex die speciaal is ontwikkeld om de inflatiecijfers van de lidstaten van de Europese Unie met elkaar te vergelijken. De consumentenprijsindex voor de monetaire unie (EURO-12, CPIMU) geeft de gemiddelde prijsontwikkeling weer in de landen die deelnemen aan de Economische en Monetaire Unie (EMU), ofwel de Eurozone. De EU-15 geeft de gemiddelde prijsontwikkeling weer in de vijftien lidstaten van de Europese Unie. Het belangrijkste verschil tussen de nationale CPI en de HICP is de samenstelling van het pakket goederen en diensten waarop beide indices gebaseerd zijn.

Toelichting:

De bestaande nationale indices zijn ongeschikt om prijsveranderingen in de lidstaten met elkaar te vergelijken omdat de berekeningsmethoden te veel van elkaar verschillen. Eurostat, het statistische bureau van de Europese Unie, heeft in samenwerking met de statistische bureaus van de lidstaten richtlijnen opgesteld voor de berekening van de geharmoniseerde index. Het belangrijkste verschil tussen de nationale index en de geharmoniseerde index is de samenstelling van het pakket goederen en diensten waarop de HICP is gebaseerd. De HICP is voor de periode 1996 tot en met 2002 evenals de CPI

gebaseerd op het uitgavenpatroon van de huishoudens in 1995. Vanaf 2003 is de HICP gebaseerd op het uitgavenpatroon van 2000. De HICP wordt, overeenkomstig internationale afspraken, gepubliceerd als een reeks indexcijfers met als referentiejaar 1996=100. Eurostat berekent uit de HICP van de lidstaten de inflatie binnen de Eurozone en de Europese Unie."

U ontvangt een jaarlijkse rentevergoeding die is gebaseerd op 1,6 maal de HICP ex Tobacco, waargenomen over het afgelopen jaar. Voor het eerste jaar geldt het percentage wat Eurostat heeft gepubliceerd over de maand februari 2008. Dit percentage bedroeg 3,252%. De eerste rentevergoeding komt daarmee uit op 5,204%.

De rentevergoeding wordt éénmaal per jaar aan u uitbetaald, op 30 mei danwel op de eerste volgende bancaire betaaldatum. De eerste rentevergoeding wordt daarom uitbetaald op maandag 1 juni 2009. Uw maximale rente vergoeding is niet begrensd. De minimale rentevergoeding bedraagt 0%. Bij 0% inflatie of deflatie wordt er dus geen rentevergoeding uitbetaald. De jaarlijkse rentevergoeding zal jaarlijks voorafgaand aan de nieuwe couponperiode worden vastgesteld, en worden uitbetaald aan het einde van de couponperiode. Bij tussentijdse verhandeling wordt de opgelopen rente los gespecificeerd ("clean pricing"). De hoofdsom wordt niet geïndexeerd voor de tijdens de looptijd opgetreden inflatie.

Vervroegde aflossing:

De Rabobank heeft geen recht om de obligatie vervroegd af te lossen. De hoofdsom zal op 30 mei 2018 tegen de Nominale Waarde zijnde EUR 1.000 per Note worden afgelost.

Notering:

Een aanvraag tot notering aan Euronext Amsterdam by NYSE Euronext is ingediend.

Deze Nederlandstalige beschrijving van de voornaamste kenmerken van de Obligatie is een korte beschrijving en vertaling van het Prospectus. Het Prospectus is evenwel beslissend. Deze tekst in de Nederlandse taal is opgesteld om zo nauwkeurig als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Prospectus en deze Nederlandstalige beschrijving zal het Prospectus evenwel doorslaggevend zijn.

Het Basis Prospectus 2007, het Basis Prospectus 2008 en de Definitieve Voorwaarden zijn kosteloos verkrijgbaar ten kantore van Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1855A
TRANCHE NO: 3

EUR 100,000,000 Floating Rate Notes 2008 due 3 March 2010
(to be consolidated and form a single series with the Issuer's EUR 500,000,000 Floating Rate Notes 2008 due 3 March 2010 issued on 3 March 2008 (the Tranche 1 Notes)); and

to be consolidated and form a single series with the Issuer's EUR 200,000,000 Floating Rate Notes 2008 due 3 March 2010 issued on 14 March 2008 (the Tranche 2 Notes))

Issue Price: 100.106 per cent. (plus 44 days' accrued interest from and Including 3 June 2008 to (but excluding) 17 July 2008)

Rabobank International

The date of these Final Terms is 15 July 2008

(viii)	Screen Rate Determination (Condition 1(a)):	
	– Reference Rate:	Three (3) month EURIBOR
	– Interest Determination Date:	Two TARGET Business Days prior to the commencement of each Interest Period
	– Relevant Screen Page:	Reuters page EURIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+0.10 per cent. per annum.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	For the purpose of this issue of Notes only and for any other Tranche or Series, Condition 6 of the Conditions shall be modified as follows:

(i) The following wording should be added as the second sentence of the first paragraph of Condition 6(a):

"The amount of interest payable shall be *determined in accordance with condition* 6(j)."

(ii) The second paragraph of Condition 6(a) shall be deleted in its entirety.

(iii) Condition 6(j) shall be deleted and replaced with the following:

"(j) Calculations

The amount of interest payable per Calculation Amount in respect of any Note for any Interest Accrual Period shall be equal to the product of the Rate of Interest, the Calculation Amount specified hereon, and the Day Count Fraction for such Interest Accrual Period, unless an Interest Amount (or a formula for its calculation) is applicable to such Interest Accrual Period, in which case the amount of interest payable per Calculation Amount in respect of such Note for such Interest Accrual Period shall equal such Interest Amount (or be calculated in accordance with such

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1855A
TRANCHE NO: 3

EUR 100,000,000 Floating Rate Notes 2008 due 3 March 2010
(to be consolidated and form a single series with the Issuer's EUR 500,000,000 Floating Rate Notes 2008 due 3 March 2010 issued on 3 March 2008 (the Tranche 1 Notes)); and

to be consolidated and form a single series with the Issuer's EUR 200,000,000 Floating Rate Notes 2008 due 3 March 2010 issued on 14 March 2008 (the Tranche 2 Notes))

Issue Price: 100.106 per cent. (plus 44 days' accrued interest from and including 3 June 2008 to (but excluding) 17 July 2008)

Rabobank International

The date of these Final Terms is 15 July 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular dated May, 13, 2008 which together constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 14, 2007 and May 13, 2008. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1855A
	(ii)	Tranche Number	3
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 800,000,000
	(ii)	Tranche:	EUR 100,000,000 (to be consolidated and form a single series with the Issuer's EUR 500,000,000 Floating Rate Notes 2008 due 3 March 2010 issued on 3 March 2008 and EUR 200,000,000 Floating Rate Notes 2008 due 3 March 2010 issued on 14 March 2008)
5	Issue Price:		100.106 per cent. of the Aggregate Nominal Amount of the Tranche plus 44 days' interest from and including 3 June 2008 to (but excluding) 17 July 2008
6	(i)	Specified Denominations:	EUR 50,000 and integral multiples of EUR 1,000 in excess thereof

	(ii)	Calculation Amount	EUR 1,000
7	(i)	Issue Date:	17 July 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	3 June 2008
8		Maturity Date:	3 March 2010
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	Three (3) month EURIBOR + 0.10 per cent. Floating Rate (further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	15 July 2008
15		Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Not Applicable
17		**Floating Rate Provisions**	Applicable
	(i)	Interest Period(s):	The period beginning on (and including) 3 June 2008 and ending on (but excluding) the next succeeding Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	3 June, 3 September, 3 December and 3 March in each year, commencing on 3 September 2008 up to and including the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Each Specified Interest Payment Date
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

(viii)	Screen Rate Determination (Condition 1(a)):	
	– Reference Rate:	Three (3) month EURIBOR
	– Interest Determination Date:	Two TARGET Business Days prior to the commencement of each Interest Period
	– Relevant Screen Page:	Reuters page EURIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+0.10 per cent. per annum.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	For the purpose of this issue of Notes only and for any other Tranche or Series, Condition 6 of the Conditions shall be modified as follows: (i) The following wording should be added as the second sentence of the first paragraph of Condition 6(a): "The amount of interest payable shall be *determined in accordance with condition* 6(j)." (ii) The second paragraph of Condition 6(a) shall be deleted in its entirety. (iii) Condition 6(j) shall be deleted and replaced with the following: "**(j) Calculations** The amount of interest payable per Calculation Amount in respect of any *Note for any Interest Accrual Period shall* be equal to the product of the Rate of Interest, the Calculation Amount specified hereon, and the Day Count Fraction for such Interest Accrual Period, unless an Interest Amount (or a formula for its calculation) is applicable to such Interest Accrual Period, in which case the amount of interest payable per Calculation Amount in respect of such Note for such Interest Accrual Period shall equal such Interest Amount (or be calculated in accordance with such

formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable per Calculation Amount in respect of such Interest Period shall be the sum of the Interest Amounts payable in respect of each of those Interest Accrual Periods. In respect of any other period for which interest is required to be calculated, the provisions above shall apply save that the Day Count Fraction shall be for the period for which interest is required to be calculated."

(iv) The words "in respect of each Specified Denomination of the Notes" shall be deleted from the third and fourth lines of Condition 6(k).

(v) The word "Accrual" shall be added after the words "and cause the Rate of Interest and the Interest Amounts for each Interest" and before the words "Period and the relevant Interest Payment Date and" on the seventh line of Condition 6(k).

Condition 1 of the Conditions shall be modified as follows:

(i) The definition of "Interest Amount" in Condition 1(a) shall be deleted and replaced with the following:

"**Interest Amount**" means (i) in respect of an Interest Accrual Period, the amount of interest payable per Calculation Amount for that Interest Accrual Period and which, in the case of Fixed Rate Notes, and unless otherwise specified hereon, shall mean the Fixed Coupon Amount or Broken Amount specified hereon as being payable on the Interest Payment Date ending the Interest Period of which such Interest Accrual Period forms part; and (ii) in respect of any other period, the amount of interest payable per Calculation Amount for that period."

(ii) The definition of "Day Count Fraction" in Condition 1(a) shall be amended by the addition of the following words after the

words "whether or not constituting an Interest Period" and before the words "the Calculation Period" in the first paragraph of the definition of "Day Count Fraction":

"or an Interest Accrual Period"

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following	Not Applicable

Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the

			Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate, producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from, at the earliest, the Issue Date. The Notes are to be consolidated and form a single series with the Issuer's EUR 500,000,000 Floating Rate Notes 2008 due 3 March 2010 issued on 3 March 2008 and EUR 200,000,000 Floating Rate Notes 2008 due 3 March 2010 which are listed and admitted to trading on Euronext Amsterdam by NYSE Euronext
(iii)	*Estimate of total expenses* related to admission to trading:	*Euro 1,500*

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by *Fitch an AA+ rating means that the Notes are* judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja*

Papierów Wartosciowych Gield in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment (*Dual Currency* Notes *only*)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes *Note that the designation "yes" simply means* that the Notes are intended upon issue to be deposited with one of the ICSD's as common *safekeeper* and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition *will* depend upon satisfaction of the European eligibility criteria.
(ii)	ISIN Code:	Temporary ISIN: XS0376827993 Tranche 1 ISIN: XS0349768720

	(iii)	Common Code:	Temporary Common Code: 037682799 Tranche 1 Common Code: 034976872
	(iv)	Fondscode:	623785
	(v)	German WKN-code:	Not Applicable
	(vi)	Private Placement number	Not Applicable
	(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(viii)	Delivery:	Delivery against payment
	(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Deutsche Bank AG, London Branch
12	**General**		
	(i)	Time period during which the offer is open:	Not Applicable
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1925A
TRANCHE NO: 1
USD 2,000,000 Callable Range Accrual Notes 2008 due 17 July 2023

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 15 July 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1925A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars (**USD**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 2,000,000
	(ii)	Tranche:	USD 2,000,000
5	Issue Price:		100.00 per cent.
6	(i)	Specified Denominations:	USD 50,000
	(ii)	Calculation Amount:	USD 50,000
7	(i)	Issue Date:	17 July 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		17 July 2023
9	Domestic Note: (if Domestic		No

	Note, there will be no gross-up for withholding tax)		
10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	17 January, 17 April, 17 July and 17 October in each year, commencing on 17 October 2008 and ending on the Maturity Date
	(iii)	Business Day Convention:	Not Applicable
	(iv)	Business Centre(s) (Condition 1(*a*)):	New York and London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination Notwithstanding the first sentence of Condition 6(b)(iii)(A), on each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula: I = (3M USD LIBOR + 2.70 per cent.) * X/Y Where: **"USD 3M LIBOR"** means the rate for deposits in USD for a period of three (3) months as referred to as "USD-

LIBOR-BBA" in the ISDA Definitions. For the purposes of the definition of USD-LIBOR BBA, the Reset Date shall be the first day of each Interest Period and the Designated Maturity shall be three (3) months as stated on Reuters Screen LIBOR01 Page as of 11:00 am, London time, on the day that is two (2) London Banking Days preceding the Reset Date.

"**X**" means the number of Fixing Days during the Observation Period on which the ISDA Rate is within the Range, provided that the ISDA Rate as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the Interest Period.

"**Y**" means the total number of Fixing Days in the Observation Period.

"**Fixing Day**" means each Business Day during the Observation Period.

"**Interest Determination Date**" means the day that is five (5) Business Days prior to the Specified Interest Payment Date.

"**Observation Period**" means the period from (and including) the first day of the Interest Period to (and including) the last day of the Interest Period.

"**Range**" means from (and including) 0.00 per cent. to (and including) 7.50 per cent.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	6 months
	- Reset Date:	Each Fixing Day
	- ISDA Definitions:	Not Applicable
(x)	Margin(s):	Not Applicable

	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22		**Call Option**	Applicable
	(i)	Optional Redemption Date(s):	17 January, 17 April, 17 July and 17 October in each year, from (and including) 17 July 2009 to (and including) 17 April 2023
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 50,000 per Calculation Amount
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) London and New York Business Days prior to the relevant Optional Redemption Date
23		**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 50,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if	As set out in the Conditions

		applicable) (Condition 7(i)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International (London Branch), Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Applicable:
		Israel:
		Neither the offering contemplated by this Final Terms nor the securities offered hereunder have been or will be registered with the Securities Authority of the State of Israel. Accordingly, the securities offered hereunder may not be offered or sold to the general public. The securities offered hereunder shall only be offered to parties of the types that are listed in the First Schedule to the Securities Law, 5728-1968, of the State of Israel.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.639594, producing a sum of (for Notes not denominated in Euro):	Euro 1,279,188
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	None

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking purposes
(ii)	Estimated net proceeds	USD 2,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield

Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only*

Details of historic LIBOR rates can be obtained from Reuters.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0374000841
(iii)	Common Code:	037400084
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1926A
TRANCHE NO: 1
USD 2,000,000 Callable Range Accrual Notes 2008 due 17 July 2023

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 15 July 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1926A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars (**USD**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 2,000,000
	(ii)	Tranche:	USD 2,000,000
5	Issue Price:		100.00 per cent.
6	(i)	Specified Denominations:	USD 50,000
	(ii)	Calculation Amount:	USD 50,000
7	(i)	Issue Date:	17 July 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		17 July 2023

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	*Method of distribution:*		*Non-syndicated*

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	***Floating Rate Provisions***		*Applicable*
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	17 January, 17 April, 17 July and 17 October in each year, commencing on 17 October 2008 and ending on the Maturity Date
	(iii)	Business Day Convention:	Not Applicable
	(iv)	Business Centre(s) (Condition 1(a)):	New York and London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination Notwithstanding the first sentence of Condition 6(b)(iii)(A), on each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula: I = 7.50 per cent. x X/Y

Where:

"X" means the number of Fixing Days during the Observation Period on which the ISDA Rate is within the Range, provided that the ISDA Rate as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the Interest Period.

"Y" means the total number of Fixing Days in the Observation Period.

"Fixing Day" means each Business Day during the Observation Period.

"Interest Determination Date" means the day that is five (5) Business Days prior to the Specified Interest Payment Date.

"Observation Period" means the period from and including the first day of the Interest Period to and including the last day of the Interest Period.

"Range" means from (and including) 0.00 per cent. to (and including) 7.50 per cent.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch
(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	6 months
	- Reset Date:	Each Fixing Day
	- ISDA Definitions:	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted

(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the *Conditions*:	Not Applicable
18	***Zero Coupon Note Provisions***	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	17 January, 17 April, 17 July and 17 October in each year, from (and including) 17 July 2009 to (and including) 17 April 2023
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 50,000 per Calculation Amount
(iii)	If redeemable in part:	
	Minimum Redemption Amount:	Not Applicable
	Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) London and New York Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	***Final Redemption Amount*** **(all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 50,000 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption *Amount(s) payable per* Calculation Amount and/or the method of calculating the same *(if* required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) *or (b) for illegality* (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index *Modification*, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (*f*) in the case of Equity Linked Redemption Notes or Index Linked *Redemption* Notes, following an Additional Disruption Event (if applicable) *(Condition* 7(i)):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	*Other terms or special conditions:*	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International (London Branch), Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Applicable: **Israel:** Neither the offering contemplated by this Final Terms nor the securities offered hereunder have been or will be registered with the Securities Authority of the State of Israel. Accordingly, the securities offered hereunder may not be offered or sold to the general public. The securities offered hereunder shall only be offered to parties of the types that are listed in the First Schedule to the Securities Law, 5728-1968, of the State of Israel.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.639594, producing a sum of (for Notes not denominated in Euro):	Euro 1,279,188
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	None

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Societá e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking purposes
(ii)	Estimated net proceeds	USD 2,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield

Indication of yield: Not Applicable

7 Historic Interest rates (Floating Rate Notes only

Details of historic LIBOR rates can be obtained from Reuters.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0374000767
(iii)	Common Code:	037400076
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 752A
TRANCHE NO: 2
EUR 75,000,000 3.25 per cent. Notes due 2010

(to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 3.25 per cent. Notes 2003 due 2010 issued on 25 June 2003 (the Tranche 1 Notes))

Issue Price: 96.745 per cent (plus 27 days accrued interest from and including 25 June 2008 to but excluding 22 July 2008)

Rabobank International

The date of these Final Terms is 18 July 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated 27 September 2002. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 27 September 2002. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 27 September 2002 and 13 May 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated 27 September 2002 and 13 May 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	752A
	(ii)	Tranche Number:	2
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		(to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 3.25 per cent. Notes 2003 due 2010 issued on 25 June 2003)
3	Specified Currency or Currencies:		Euro (**EUR**)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,075,000,000
	(ii)	Tranche:	EUR 75,000,000
5	Issue Price:		96.745 per cent. of the Aggregate Nominal Amount plus accrued interest from and including 25 June 2008 to but excluding 22 July 2008

6	(i)	Specified Denominations:	EUR 1,000; EUR 10,000 and EUR 100,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	22 July 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	25 June 2008
8	Maturity Date:		25 June 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.25 per cent. Fixed Rate further particulars specified below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	25 June in each year commencing on 25 June 2009 and ending on 25 June 2010
	(iii)	Fixed Coupon Amount(s):	EUR 32.50 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ISMA
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 11) (b) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As per the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Applicable

(i)	Numbering and letters:	Not Applicable
(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext, Amsterdam with effect from at the earliest, 22 July 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,375

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	Aaa
Moody's:	AAA
Fitch:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych Gield* in Poland the *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds	EUR 72,739,058.22
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.063 per cent. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes
(ii)	ISIN Code:	Temporary ISIN: XS0376188297 Tranche 1 ISIN: XS0171134371
(iii)	Common Code:	Temporary Common Code: 037618829 Tranche 1 Common Code: 017113437
(iv)	German WKN-code:	WKN-Code: A0TX2D Fondscode: 14487
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(i)	The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1929A
TRANCHE NO: 1
JPY 22,000,000,000 Floating Rate Notes 2008 due July 2010

Issue Price: 98.895 per cent.

NATIXIS

The date of these Final Terms is 25 July 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1929A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yens ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 22,000,000,000
	(ii)	Tranche:	JPY 22,000,000,000
5	Issue Price:		98.895 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	JPY 10,000,000
	(ii)	Calculation Amount:	JPY 10,000,000
7	(i)	Issue Date:	29 July 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to 30 July 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3month JPY LIBOR BBA minus 0.50 per cent. Floating Rate further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	Interest Period means the period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	30 July, 30 October, 30 January and 30 April in each year from and including 30 October 2008 (first long coupon)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	Tokyo, London and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the	Not Applicable

		Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
	-	Reference Rate:	3month JPY LIBOR BBA
	-	Interest Determination Date:	Two Tokyo, London and TARGET Business Days prior to the first day in each Interest Accrual Period
	-	Relevant Screen Page:	Reuters 3750
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s): [+/-]	Minus 0.50 per cent. per annum
	(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Act/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	JPY 10,000,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Tokyo, London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable

	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		**Natixis** 47 quai d'Austerlitz 75013 Paris France
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of JPY 1 = EUR 0.005909 producing a sum of (for Notes not denominated in Euro):	Euro 129,998,000
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,390

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0379374878
(iii)	Common Code:	0379374487
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than	Not Applicable

	Euroclear and Clearstream, Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

5 General

Not Applicable

Danhof, JC (Jan)

Van: Jagernath, I (Indra)
Verzonden: vrijdag 25 juli 2008 12:30
Aan: Heijmink, M (Marja); Bouwknegt, J (Jan); 'data@dbrs.com'; Beuzekom van, M (Marianne); 'suzanne_munn@standardandpoors.com'; 'CoreFormEurope@standardandpoors.com'; 'office@europrospectus.com'; Fm.nl.utrecht-tr.TRG Long Term Funding; Vogelaar, N (Niek); Danhof, JC (Jan); fm.nl.utrecht.TP Structures Team
CC: Veldhuis-Scholder, C (Carola); Parres, E (Elizabeth)
Onderwerp: 1929A

Bijlagen: 1929A JPY 22mio 08-10 XS0379374878.pdf

1929A JPY
ıio 08-10 XS03793

Kind regards,

Indra Jagernath
Legal Assistant

Rabobank
Visitors address: Croeselaan 18, 3521 CB Utrecht
Postal address: Postbus 17100, 3500 HG Utrecht
Tel.: 030 - 21 63251
Fax.: 030 - 21 68688

END